

GRANITE™

2012 ANNUAL REPORT

CORPORATE PROFILE

Through its offices and subsidiaries nationwide, Granite Construction Incorporated (NYSE: GVA) is one of the nation's largest infrastructure contractors and construction materials producers. Incorporated in 1922, Granite serves public- and private-sector clients on projects both small and large. Granite's project teams represent some of the best in the industry serving owners in the transportation, power, federal, tunneling, underground, and industrial/mining and water resources markets. For more information, please visit **graniteconstruction.com**

GVA
LISTED
NYSE

TO OUR SHAREHOLDERS

Our results in 2012 highlight the strength of our Large Project portfolio as well as the challenging market conditions our Construction and Construction Materials businesses continue to face in the West. While our overall business did not perform to our expectations, we remain focused on our strategic growth plan and are pleased with the progress we have made to diversify our business portfolio, grow the Large Projects segment and optimize our overall asset base.

Over the course of the year, our teams successfully worked to complete several large infrastructure projects throughout the country and secured two key projects—the Tappan Zee Bridge project in New York and the IH-35E highway project in Texas.

Total contract backlog at the end of the year was $1.7 billion compared with $2 billion last year. We expect to book our approximately $730 million share of the Tappan Zee Bridge project into the first quarter 2013 backlog and our approximately $300 million share of the IH-35E project in the second quarter of 2013.

Overall, we ended the year with earnings per share of $1.15 compared to $1.31 in 2011. Total revenues increased 4 percent to $2.1 billion driven largely by growth in our Large Projects segment. Gross margins decreased 100 basis points to 11.3 percent. Although the vast majority of our Large Projects performed very well, it was not enough to offset the margin deterioration we saw in our Construction and Construction Materials businesses. Aside from these challenges, we maintained a strong balance sheet and successfully amended and expanded our credit facility. Our new four-year, $215 million senior secured facility replaces our $100 million facility and provides us with ample liquidity and financial flexibility to pursue our strategic growth initiatives.

Our acquisition of Kenny Construction Company on December 31st is an exciting step in our strategic diversification effort as well as our plan to grow our Large Projects business. Together with Kenny, we will expand our presence into targeted end markets such as power delivery and water and wastewater infrastructure, both of which have attractive long-term fundamentals.

The combined Granite and Kenny company also has the balance sheet, bonding capacity and expertise to pursue larger—and typically more profitable—projects in all markets. There are opportunities for Kenny to self-perform more heavy-civil work, or utilize one of Granite's heavy-civil units to perform this work which Kenny has historically subcontracted. Also compelling is the opportunity to expand the existing underground renewal business beyond its current Midwest and Mountain region presence, especially into geographic markets where Granite currently operates.

Another element of the strategic rationale for the Kenny acquisition is the expansion of the combined companies' heavy-civil business. Pursuing larger projects in the broader geographic Midwest area will allow us to leverage existing relationships with contractors and engineers and increase the margin potential of the civil portfolio.

In 2013, Granite expects to bid over $13 billion of work, of which our portion is approximately $6 billion. We have excellent teams assembled on each of these projects and believe that we will get our share of the work.

In terms of our Construction and Construction Material businesses in the West, we are cautiously optimistic that we will see an increase in the private market by 2014. We are encouraged by some positive indicators that could provide some benefit to us by late 2013. We are also seeking opportunities to maximize the value of our portfolio both through controlling costs and through rigorous analysis of our fixed assets to ensure they are meeting our performance expectations.

Although fiscal constraints at the federal, state and local levels remain, interest is increasing in alternative project delivery methods such as public-private partnerships, or P3s. Underpinning this interest is the Transportation Innovation Financing Infrastructure Act (TIFIA) which was enhanced in the recent federal highway bill. It is estimated that the $1.75 billion authorized for the program over the next two years has the potential to be leveraged into anywhere from $35 to $50 billion in investment for transportation projects. While TIFIA is not the funding cure for our industry, we do believe it will provide a meaningful benefit to our business over the near and long-term.

While programs like TIFIA are a positive step, the need for infrastructure investment continues to outpace funding in all parts of the country, and at all levels of government. Going forward, we will continue to work closely with our representatives in Washington and in our local states to close this huge gap by advocating for new revenue sources as well as through the use of innovative financing to support public-private partnerships.

We are excited about the opportunities for our Large Projects business as well as the healthy bidding environment we see for the Kenny-related markets. Although we will continue to face a challenging environment for our Construction and Construction Materials businesses this year, we will meet it head-on with an intense focus on increasing efficiencies in all aspects of our business. In addition, we believe the timing is right to aggressively pursue all components of our strategic plan through both organic growth and acquisitions.

In closing, we would like to acknowledge our employees across the country for their hard work and commitment to Granite. They continue to meet the challenges that we—and the industry—are facing and we are very proud of our team. Our employees are the reason that we have been recognized for the fourth year in a row as one of the World's Most Ethical Companies by Ethisphere Institute. This recognition not only underscores our core values, it is a testament to the way we have done business for the past 90-years. On behalf of the Granite team, we can assure you that we are committed to maintaining this reputation as well delivering shareholder value for generations to come.

Sincerely,



James H. Roberts
President and Chief Executive Officer



William H. Powell
Chairman of the Board


2013
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GRANITE™

FORM

10-K

GRANITE™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12911

Granite Construction Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**77-0239383**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
585 West Beach Street **Watsonville, California**	**95076**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(831) 724-1011**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $908.0 million as of June 30, 2012, based upon the price at which the registrant's Common Stock was last sold as reported on the New York Stock Exchange on such date.

At February 8, 2013, 38,731,910 shares of Common Stock, par value $0.01, of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Part III is incorporated by reference to the definitive Proxy Statement for the Annual Meeting of Shareholders of Granite Construction Incorporated to be held on June 6, 2013, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

Index

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, Granite makes certain comments and disclosures in reports and statements, including in this Annual Report on Form 10-K, or statements made by its officers or directors, that are not based on historical facts, including statements regarding future events, occurrences, circumstances, activities, performance, outcomes and results that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as "future," "outlook," "assumes," "believes," "expects," "estimates," "anticipates," "intends," "plans," "appears," "may," "will," "should," "could," "would," "continue," and the negatives thereof or other comparable terminology or by the context in which they are made. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Granite. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding future events, occurrences, circumstances, activities, performance, outcomes and results. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our business, financial condition, results of operations, cash flows and liquidity. Such risks and uncertainties include, but are not limited to, those more specifically described in this report under "Item 1A. Risk Factors." Due to the inherent risks and uncertainties associated with our forward-looking statements, the reader is cautioned not to place undue reliance on them. The reader is also cautioned that the forward-looking statements contained herein speak only as of the date of this Annual Report on Form 10-K, and, except as required by law, we undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

Item 1. BUSINESS

Introduction

Granite Construction Company was originally incorporated in 1922. In 1990, Granite Construction Incorporated was formed as the holding company for Granite Construction Company and its wholly owned subsidiaries and was incorporated in Delaware. Unless otherwise indicated, the terms "we," "us," "our," "Company" and "Granite" refer to Granite Construction Incorporated and its consolidated subsidiaries.

We are one of the largest diversified heavy civil contractors and construction materials producers in the United States. We operate nationwide, serving both public and private sector clients. Within the public sector, we primarily concentrate on heavy-civil infrastructure projects, including the construction of roads, highways, mass transit facilities, airport infrastructure, bridges, dams and other infrastructure related projects. Within the private sector, we perform site preparation and infrastructure services for residential development, commercial and industrial buildings, and other facilities.

We own and lease substantial aggregate reserves and own a number of construction materials processing plants. We also have one of the largest contractor-owned heavy construction equipment fleets in the United States. We believe that the ownership of these assets enables us to compete more effectively by ensuring availability of these resources at a favorable cost.

In December 2012, we purchased 100% of the outstanding stock of Kenny Construction Company ("Kenny"), a Northbrook, Illinois-based national contractor and construction manager, for a purchase price of $141.5 million, subject to possible post-closing adjustments. Kenny is recognized as a national leader among tunneling and electrical power contractors, and has evolved into an industry-leading rehabilitation contractor utilizing cutting-edge trenchless and underground construction technologies and processes. This acquisition expands our presence in the power, tunnel and underground markets, and enables us to leverage our capabilities and geographic footprint. See Note 21 of the "Notes to the Consolidated Financial Statements" for further information.

Operating Structure

Our business has been organized into four reportable business segments to reflect our lines of business. These business segments are: Construction, Large Project Construction, Construction Materials and Real Estate. See Note 20 of "Notes to the Consolidated Financial Statements" for additional information about our reportable business segments.

Our market sector information reflects four groups defined as follows: 1) California; 2) Northwest, which primarily includes our offices in Alaska, Nevada, Utah and Washington; 3) East, which primarily includes our offices in Arizona, Florida, New York and Texas; and 4) Kenny, which primarily includes our offices in Colorado, Illinois, and Pennsylvania. Each of these groups includes operations from our Construction and Large Project Construction lines of business. Our California, Northwest and East groups include operations from our Construction Materials line of business. A project's results are reported in the group that is responsible for the project, not necessarily the geographic area where the work is located. In some cases, the operations of a group include the results of work performed outside of that region.

Construction: Revenue from our Construction segment remained relatively unchanged at approximately $1.0 billion (approximately 47.0% of our total revenue) in 2012 and 2011. Revenue from our Construction segment is derived from both public and private sector clients. The Construction segment performs various heavy civil construction projects with a large portion of the work focused on new construction and improvement of streets, roads, highways, bridges, site work and other infrastructure projects. These are typically bid-build projects completed within two years with a contract value of less than $75 million.

Large Project Construction: Revenue from our Large Project Construction segment was $863.2 million and $725.0 million (41.4% and 36.1% of our total revenue) in 2012 and 2011, respectively. The Large Project Construction segment focuses on large, complex infrastructure projects which typically have a longer duration than our Construction segment work. These projects include major highways, mass transit facilities, bridges, tunnels, waterway locks and dams, pipelines, canals and airport infrastructure. This segment primarily includes bid-build, design-build and construction management/general contractor contracts, generally with contract values in excess of $75 million.

We participate in joint ventures with other construction companies mainly on projects in our Large Project Construction segment. Joint ventures are typically used for large, technically complex projects, including design/build projects, where it is desirable to share risk and resources. Joint venture partners typically provide independently prepared estimates, shared financing and equipment and often bring local knowledge and expertise (see "Joint Ventures; Off-Balance-Sheet Arrangements" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations").

We also utilize the design/build and construction management/general contract methods of project delivery. Unlike traditional projects where owners first hire a design firm or design a project themselves and then put the project out to bid for construction, design/build projects provide the owner with a single point of responsibility and a single contact for both final design and construction. Although design/build projects carry additional risk as compared to traditional bid/build projects, the profit potential can also be higher. Under the construction management/general contract method of delivery, we contract with owners to manage the design phase of the contract with the understanding that we will negotiate a contract on the construction phase when the design nears completion. Revenue from design/build and construction management/general contract projects represented 74.5% and 58.1% of Large Project Construction revenue in 2012 and 2011, respectively.

Construction Materials: Revenue from our Construction Materials segment was $230.6 million and $220.6 million (11.1% and 11.0% of our total revenue) in 2012 and 2011, respectively. The Construction Materials segment mines and processes aggregates and operates plants that produce construction materials for internal use and for sale to third parties. We have significant aggregate reserves that we have acquired by ownership in fee or through long-term leases. Aggregate products used in our construction projects represented approximately 42.7% of our tons sold during 2012 and ranged from 42.2% to 50.2% over the last five years. The remainder is sold to third parties.

Real Estate: Granite Land Company ("GLC") is an investor in a diversified portfolio of land assets and provides real estate services for other Granite operations. GLC's current investment portfolio consists of residential as well as retail and office site development projects for sale to home and commercial property developers. The range of its involvement in an individual project may vary from passive investment to management of land use rights, development, construction, leasing and eventual sale of the project. Generally, GLC has teamed with partners who have local knowledge and expertise in the development of each property.

GLC's current investments are located in Washington, California and Texas. Revenue from GLC was $5.1 million and $20.3 million (0.2% and 1.0% of our total revenue) in 2012 and 2011, respectively. In October 2010, we announced our Enterprise Improvement Plan that includes plans to orderly divest of our real estate investment business. See Note 11 of "Notes to the Consolidated Financial Statements" and "Restructuring Charges" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

Business Strategy

Our fundamental objective is to increase long-term shareholder value as measured by the appreciation of the value of our common stock over a period of time as well as dividend yields. A specific measure of our financial success is the achievement of a return on net assets greater than the cost of capital, creating "Granite Value Added." The following are key factors in our ability to achieve these objectives:

Aggregate Materials - We own and lease aggregate reserves and own processing plants that are vertically integrated into our construction operations. By ensuring availability of these resources and providing quality products, we believe we have a competitive advantage in many of our markets as well as a source of revenue and earnings from the sale of construction materials to third parties.

Controlled Growth - We intend to grow our business by working on many types of infrastructure projects as well as by expanding into new geographic areas organically and through acquisitions. In addition, we focus our efforts on larger projects wherein our financial strength and project experience provide us with a competitive advantage.

Decentralized Profit Centers - Each of our operating groups is established as an individual profit center which encourages entrepreneurial activity while allowing the groups to benefit from centralized administrative and support functions.

Diversification - To mitigate the risks inherent in the construction business as the result of general economic factors, we pursue projects: (i) in both the public and private sectors, (ii) in federal, rail, power and renewable energy markets, (iii) for a wide range of customers within each sector (from the federal government to small municipalities and from large corporations to individual homeowners), (iv) in diverse geographic markets, (v) that are construction management/general contractor, design/build, fixed price and fixed unit price and (vi) of various sizes, durations and complexity. In addition to pursuing opportunities with traditional project funding, we continue to evaluate other sources of project funding (e.g., public private partnerships).

Employee Development - We believe that our employees are key to the successful implementation of our business strategies. Significant resources are employed to attract, develop and retain extraordinary talent and fully promote each employee's capabilities.

Infrastructure Construction Focus - We concentrate our core competencies on this segment of the construction industry, which includes the building of roads, highways, bridges, dams, tunnels, mass transit facilities, airport and railroad infrastructure, underground utilities and site preparation. This focus allows us to most effectively utilize our specialized strengths, which include grading, paving and construction of concrete structures.

Ownership of Construction Equipment - We own a large fleet of well maintained heavy construction equipment. The ownership of construction equipment enables us to compete more effectively by ensuring availability of the equipment at a favorable cost.

Profit-based Incentives - Profit center managers are incentivized with cash compensation and restricted equity awards, payable upon the attainment of pre-established annual financial and non-financial metrics.

Selective Bidding - We focus our resources on bidding jobs that meet our selective bidding criteria, which include analyzing the risk of a potential job relative to: (i) available personnel to estimate and prepare the proposal, (ii) available personnel to effectively manage and build the project, (iii) the competitive environment, (iv) our experience with the type of work, (v) our experience with the owner, (vi) local resources and partnerships, (vii) equipment resources, (viii) the size and complexity of the job and (ix) profitability.

Our operating principles include:

Accident Prevention - We believe accident prevention is a moral obligation as well as good business. By identifying and concentrating resources to address jobsite hazards, we continually strive to reduce our incident rates and the costs associated with accidents.

Quality and High Ethical Standards - We believe in the importance of performing high quality work. Additionally, we believe in maintaining high ethical standards through an established code of conduct and an effective corporate compliance program.

Sustainability - Our focus on sustainability encompasses many aspects of how we conduct ourselves and practice our core values. We believe sustainability is important to our customers, employees, shareholders, and communities, and is also a long-term business driver. By focusing on specific initiatives that address social, environmental and economic challenges, we can minimize risk and increase our competitive advantage.

Raw Materials

We purchase raw materials consisting of aggregate products, cement, diesel fuel, liquid asphalt, natural gas, propane and steel from numerous sources. Our aggregate reserves supply a portion of the raw materials needed in our construction projects. The price and availability of raw materials may vary from year to year due to market conditions and production capacities. We do not foresee the lack of availability of any raw materials in the near term.

Seasonality

Our operations are typically affected by weather conditions during the first and fourth quarters of our fiscal year which may alter our construction schedules and can create variability in our revenues, profitability and the required number of employees.

Customers

Customers in our Construction segment include certain federal agencies, state departments of transportation, county and city public works departments, school districts and developers and owners of industrial, commercial and residential sites. Customers of our Large Project Construction segment are predominantly in the public sector and currently include various state departments of transportation, local transit authorities and federal agencies. Customers of our Construction Materials segment include internal usage on our own construction, as well as third party customers including, but not limited to, contractors, landscapers, manufacturers of products requiring aggregate materials, retailers, homeowners, farmers and brokers.

During the years ended December 31, 2012 and 2011, our largest volume customer was the California Department of Transportation ("Caltrans"). Revenue recognized from contracts with Caltrans represented 13.1% of our total revenue, 27.3% of our Construction revenue and 0.5% of our Large Project Construction revenue in 2012 and 13.2% of our total revenue, 23.1% of our Construction revenue and 3.3% of our Large Project Construction revenue in 2011. During the year ended 2010, our largest volume customer was Maryland State Highway Administration ("MD SHA"). Revenue recognized from contracts with MD SHA represented 10.3% of our total revenue and 31.0% of our Large Project Construction revenue in 2010. Public sector revenue in California represented 26.4%, 27.0% and 23.2% of our total revenue in 2012, 2011 and 2010, respectively.

Contract Backlog

Our contract backlog is comprised of the unearned portion of revenue on awarded contracts that have not been completed, including 100% of the unearned revenue of our consolidated joint ventures and our proportionate share of unconsolidated joint venture contracts. We generally include a project in our contract backlog at the time a contract is awarded and funding is in place. Certain federal government contracts where funding is appropriated on a periodic basis are included in contract backlog at the time of the award. Substantially all of the contracts in our contract backlog may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past (see "Contract Provisions and Subcontracting"). Many projects in our Construction segment are added and completed within a year and therefore may not be reflected in our beginning or year-end contract backlog. Contract backlog by segment is presented in "Contract Backlog" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our contract backlog was approximately $1.7 billion and $2.0 billion at December 31, 2012 and 2011, respectively. Approximately $1.4 billion of the December 31, 2012 contract backlog is expected to be completed during 2013.

Equipment

At December 31, 2012 and 2011, we owned the following number of construction equipment and vehicles:

December 31,	2012	2011
Heavy construction equipment	2,566	2,006
Trucks, truck-tractors, trailers and vehicles	3,579	4,206

Our portfolio of equipment includes backhoes, barges, bulldozers, cranes, excavators, loaders, motor graders, pavers, rollers, scrapers, trucks and tunnel boring machines that are used in our Construction, Large Project Construction and Construction Materials business segments. We believe that ownership of equipment is generally preferable to leasing because it ensures the equipment is available as needed and normally results in lower costs. We pool certain equipment for use by our Construction, Large Project Construction and Construction Materials segments to maximize utilization. We continually monitor and adjust our fleet size so that it is consistent with the size of our business, considering both existing backlog and expected future work. On a short-term basis, we lease or rent equipment to supplement existing equipment in response to construction activity peaks. In 2012 and 2011, we spent approximately $19.8 million and $22.3 million, respectively, on purchases of construction equipment and vehicles.

Employees

On December 31, 2012, we employed approximately 1,700 salaried employees who work in management, estimating and clerical capacities, plus approximately 2,400 hourly employees. The total number of hourly personnel is subject to the volume of construction in progress and is seasonal. During 2012, the number of hourly employees ranged from approximately 1,500 to 3,900 and averaged approximately 3,100. Three of our wholly owned subsidiaries, Granite Construction Company, Granite Construction Northeast, Inc., and Kenny Construction Company, are parties to craft collective bargaining agreements in many areas in which they work.

We believe our employees are our most valuable resource and that our workforce possesses a strong dedication to and pride in our company. Among salaried and non-union hourly employees, this dedication is reinforced by an 8.6% equity ownership at December 31, 2012 through our Employee Stock Purchase Plan, Profit Sharing and 401(k) Plan and performance-based incentive compensation arrangements. Our managerial and supervisory personnel have an average of approximately eleven years of service with us.

Competition

Competitors of our Construction segment typically come from small local construction companies as well as large regional, national and international construction companies. We compete with numerous companies in individual markets, however, there are few companies which compete in all of our market areas. Many of our Construction segment competitors have the ability to perform work in either the private or public sectors. When opportunities for work in one sector are reduced, competitors tend to look for opportunities in the other sector. This migration has the potential to reduce revenue growth and/or increase pressure on gross profit margins.

The scale and complexity of jobs in the Large Project Construction segment preclude many smaller contractors from bidding such work. Consequently, our Large Project Construction segment competition typically comes from large regional, national and global construction companies.

We own and/or have long-term leases on aggregate resources that we believe may provide a competitive advantage in certain markets for both the Construction and Large Project Construction segments.

Competitors of our Construction Materials segment range from small local materials companies to large regional, national and global materials companies. We compete with numerous companies in individual markets; however, there are few companies which compete in all of our market areas. The unprecedented demand for construction materials during 2001 through 2006 prompted many materials suppliers to increase production and sales capacities in many of the markets in which we compete. The subsequent reduction in demand, primarily driven by a reduction in residential and commercial development, has increased the level of competition to sell construction materials.

Factors influencing our competitiveness include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality, the availability of aggregate materials, and machinery and equipment. Historically, the construction business has not required large amounts of capital, particularly for the smaller size construction work pursued by our Construction segment, which can result in relative ease of market entry for companies possessing acceptable qualifications. Although the construction business is highly competitive, we believe we are well positioned to compete effectively in the markets in which we operate.

Contract Provisions and Subcontracting

Our contracts with our customers are primarily "fixed unit price" or "fixed price." Under fixed unit price contracts, we are committed to providing materials or services at fixed unit prices (for example, dollars per cubic yard of concrete placed or cubic yard of earth excavated). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected unit cost in the bid, whether due to inflation, inefficiency, errors in our estimates or other factors, is borne by us unless otherwise provided in the contract. Fixed price contracts are priced on a lump-sum basis under which we bear the risk of performing all the work for the specified amount. The percentage of fixed price contracts (excluding fixed unit price contracts) in our contract backlog decreased to approximately 56.8% at December 31, 2012 compared with approximately 69.5% at December 31, 2011.

Our construction contracts are obtained through competitive bidding in response to solicitations by both public agencies and private parties and on a negotiated basis as a result of solicitations from private parties. Project owners use a variety of methods to make contractors aware of new projects, including posting bidding opportunities on agency websites, disclosing long-term infrastructure plans, advertising and other general solicitations. Our bidding activity is affected by such factors as the nature and volume of advertising and other solicitations, contract backlog, available personnel, current utilization of equipment and other resources, our ability to obtain necessary surety bonds and competitive considerations. Our contract review process includes identifying risks and opportunities during the bidding process and managing these risks through mitigation efforts such as contract negotiation, insurance and pricing. Contracts fitting certain criteria of size and complexity are reviewed by various levels of management and, in some cases, by the Executive Committee of our Board of Directors. Bidding activity, contract backlog and revenue resulting from the award of new contracts may vary significantly from period to period.

There are a number of factors that can create variability in contract performance and results as compared to a project's original bid. The most significant of these include the completeness and accuracy of the original bid, cost associated with scope changes where final price negotiations are not complete, extended overhead due to owner, weather and other delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the project and a change in the availability and proximity of equipment or materials. All of these factors can impose inefficiencies on contract performance, which can increase costs and lower profits. Conversely, positive variations in any of these or other factors can decrease costs and improve profitability. However, the ability to realize improvements on project profitability is often more limited than the risk of lower profitability. Design/build projects typically incur additional costs such as right-of-way and permit acquisition costs and carry additional risks such as design error risk and the risk associated with estimating quantities and prices before the project design is completed. These unknown factors may cause higher than anticipated construction costs and additional liability to the contract owner. We manage this additional risk by adding contingencies to our bid amounts, obtaining errors and omissions insurance and obtaining indemnifications from our design consultants where possible. However, there is no guarantee that these risk management strategies will always be successful.

Most of our contracts, including those with the government, provide for termination at the convenience of the contract owner, with provisions to pay us for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past. Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met and these amounts could be significant.

We act as prime contractor on most of our construction projects. We complete the majority of our projects with our own resources and subcontract specialized activities such as electrical and mechanical work. As prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we may be subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. Based on our analysis of their construction and financial capabilities, among other criteria, we determine whether to require the subcontractor to furnish a bond or other type of security to guarantee their performance. Disadvantaged business enterprise regulations require us to use our best efforts to subcontract a specified portion of contract work done for governmental agencies to certain types of disadvantaged contractors or suppliers. As with all of our subcontractors, some may not be able to obtain surety bonds or other types of performance security.

Insurance and Bonding

We maintain general and excess liability, construction equipment and workers' compensation insurance; all in amounts consistent with industry practice.

In connection with our business, we generally are required to provide various types of surety bonds that provide an additional measure of security for our performance under certain public and private sector contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our contract backlog that we have currently bonded and their current underwriting standards, which may change from time to time. The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. When the surety market capacity shrinks it results in higher premiums and increased difficulty obtaining bonding, in particular for larger, more complex projects throughout the market. In order to help mitigate this risk, we employ a co-surety structure involving three sureties. Although we do not believe that fluctuations in surety market capacity have significantly affected our ability to grow our business, there is no assurance that it will not significantly affect our ability to obtain new contracts in the future (see "Item 1A. Risk Factors").

Environmental Regulations

Our operations are subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps at our locations to ensure compliance with environmental laws. While compliance with applicable regulatory requirements has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future. In addition, our aggregate materials operations require operating permits granted by governmental agencies. We believe that tighter regulations for the protection of the environment and other factors will make it increasingly difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist.

In July 2007, the California Air Resources Board ("CARB") approved a regulation that will require California equipment owners/ operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets from 2010 to 2020. In December 2008, CARB approved a similar regulation for in-use on-road diesel equipment that includes more restrictive emission targets from 2010 to 2022. The emission targets will require California off-road and on-road diesel equipment owners to retrofit equipment with diesel emission control devices or replace equipment with new engine technology as it becomes available, which will result in higher equipment related expenses. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending initial compliance dates from 2020 to 2025 as well as adding additional compliance requirements. To date, costs to prepare the Company for compliance have been minimal. At this time we do not expect the full cost of compliance to be significant and we will continue to manage compliance costs; however, it is not possible to determine the future cost of compliance.

As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). The Mine Safety and Health Administration and the Occupational Safety and Health Administration have established occupational thresholds for crystalline silica exposure as respirable dust. We have implemented dust control procedures to measure compliance with requisite thresholds and to verify that respiratory protective equipment is made available as necessary. We also communicate, through safety information sheets and other means, what we believe to be appropriate warnings and cautions to employees and customers about the risks associated with excessive, prolonged inhalation of mineral dust in general and crystalline silica in particular.

Website Access

Our website address is www.graniteconstruction.com. On our website we make available, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on our website is not incorporated into, and is not part of, this report. These reports, and any amendments to them, are also available at the website of the SEC, www.sec.gov.

Executive Officers of the Registrant

Our current executive officers are as follows:

Name	Age	Position
James H. Roberts	56	President and Chief Executive Officer
Laurel J. Krzeminski	58	Senior Vice President and Chief Financial Officer
Thomas S. Case	50	Senior Vice President and Operations Services Manager
Michael F. Donnino	58	Senior Vice President and Group Manager
John A. Franich	56	Senior Vice President and Group Manager
James D. Richards	49	Senior Vice President and Group Manager
Patrick B. Kenny	62	Senior Vice President and Group Manager

Granite Construction Incorporated was incorporated in Delaware in January 1990 as the holding company for Granite Construction Company, which was incorporated in California in 1922. All dates of service for our executive officers include the periods in which they served for Granite Construction Company.

Mr. Roberts joined Granite in 1981 and has served in various capacities, including President and Chief Executive Officer since September 2010. He also served as Executive Vice President and Chief Operating Officer from September 2009 to August 2010, Senior Vice President from May 2004 to September 2009, Granite West Manager from February 2007 to September 2009, Branch Division Manager from May 2004 to February 2007, Vice President and Assistant Branch Division Manager from 1999 to 2004, and Regional Manager of Nevada and Utah Operations from 1995 to 1999. Mr. Roberts served as Chairman of The National Asphalt Pavement Association in 2006. He received a B.S.C.E. in 1979 and an M.S.C.E. in 1980 from the University of California, Berkeley, and an M.B.A. from the University of Southern California in 1981. He also completed the Stanford Executive Program in 2009.

Ms. Krzeminski joined Granite in 2008 and has served as Chief Financial Officer since November 2010 and Senior Vice President since January 2013. She also served as Vice President from July 2008 to December 2012, Interim Chief Financial Officer from June 2010 to October 2010 and Corporate Controller from July 2008 to May 2010. From 1993 to 2007, she served in various corporate and operational finance positions with The Gillette Company (acquired by The Procter & Gamble Company in 2005), including Finance Director for the Duracell and Braun North American business units. Ms. Krzeminski also served as the Director of Gillette's Sarbanes-Oxley Section 404 Compliance program and as Gillette's Director of Corporate Financial Reporting. Her experience also includes several years in public accounting with an international accounting firm. She received a B.S. degree in Business Administration - Accounting from San Diego State University in 1978.

Mr. Case joined Granite in 1987 and has served as Senior Vice President and Operations Services Manager since January 2013. He also served as Vice President and Group Manager from January 2010 to December 2012, Southwest Operating Group Manager from November 2007 to December 2009, Utah Operations Branch Manager from August 2001 through November 2007, Utah Operations Construction Manager during 2001, Utah Operations Materials Manager between 1996 and 2000, and in various positions at Granite's Nevada and Santa Barbara, California operations between 1987 and 1996. Mr. Case received a B.S. in Construction Management from California Polytechnic State University in 1986.

Mr. Donnino joined Granite in 1977 and has served as Senior Vice President and Group Manager since January 2010, Senior Vice President since January 2005, Manager of Granite East from February 2007 to December 2009, and Heavy Construction Division Manager from January 2005 to February 2007. He served as Vice President and Heavy Construction Division Assistant Manager during 2004, Texas Regional Manager from 2000 to 2003 and Dallas Estimating Office Area Manager from 1991 to 2000. Mr. Donnino received a B.S.C.E. in Structural, Water and Soils Engineering from the University of Minnesota in 1976.

Mr. Franich joined Granite in 2005 and has served as Senior Vice President and Group Manager since January 2013, Vice President and Group Manager from January 2010 to December 2012, Vice President and Granite West Manager of Construction from February 2007 to December 2009, and Vice President, Branch Division Construction Manager from January 2005 through January 2007. Prior to joining Granite in 2005, Mr. Franich has held various positions in the construction industry since 1979 and was formerly the President of Associated General Contractors of California. Mr. Franich received a B.S. in Business Administration - Finance from California State University, Chico in 1979.

Mr. Richards joined Granite in January 1992 and has served as Senior Vice President and Group Manager since January 2013. He also served as Arizona Region Manager from February 2006 through December 2012, Arizona Region Chief Estimator from January 2000 through January 2006 and in other positions at Granite's Arizona Branch between 1992 and 2000. Prior to joining Granite, he served as a U.S. Army Officer. Mr. Richards received a B.S. in Civil Engineering from New Mexico State University in 1987.

Mr. Kenny has served as Senior Vice President and Group Manager since January 2013. Mr. Kenny previously served as Executive Vice President of Kenny Construction Company which was acquired by Granite. He was responsible for the Tunnel and Power Groups from 2005 to 2012, and he managed the Tunnel and Underground Groups from 1990 to 2005. Prior to such time, Mr. Kenny was Vice President of Engineering for Kenny Construction Company. Mr. Kenny received a B.S in Civil Engineering from Lehigh University in 1972 and an M.B.A. from Lehigh in 1973.

Item 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the SEC are various risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise adversely affect our business.

- ***Unfavorable economic conditions have had and are expected to continue to have an adverse impact on our business.*** The recent turmoil in the global financial system has had and may continue to have an adverse impact on our business, financial position, results of operations, cash flows and liquidity. In particular, low tax revenues, budget deficits, financing constraints and competing priorities have resulted in, and may continue to result in, cutbacks in new infrastructure projects in the public sector and could have an adverse impact on collectibility of receivables from government agencies. In addition, levels of new commercial and residential construction projects have been adversely affected by oversupply of existing inventories of commercial and residential properties, low property values and a restrictive financing environment. The depressed demand for construction and construction materials in both the public and private sectors has resulted in intensified competition, which has had an adverse impact on both our revenues and profit margins and could impact growth opportunities. Although conditions are stabilizing, these factors have also had an adverse impact on the levels of activity and financial position, results of operations, cash flows and liquidity of our real estate investment and development business.

- ***Deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations.*** Congress' inability to lower United States debt substantially could result in a decrease in government spending, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. In addition, such actions could have a material adverse effect on the financial markets and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. Deterioration in general economic activity and infrastructure spending or Congress' deficit reduction measures could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***As a part of our growth strategy we have made and may make future acquisitions, and acquisitions involve many risks.*** These risks include difficulties integrating the operations and personnel of the acquired companies, diversion of management's attention from ongoing operations, potential difficulties and increased costs associated with completion of any assumed construction projects, insufficient revenues to offset increased expenses associated with acquisitions and the potential loss of key employees or customers of the acquired companies. Acquisitions may also cause us to increase our liabilities, record goodwill or other non-amortizable intangible assets that will be subject to subsequent impairment testing and potential impairment charges, as well as amortization expenses related to certain other intangible assets. Failure to manage and successfully integrate acquisitions could harm our financial position, results of operations, cash flows and liquidity.

- ***Our strategic diversification plan, as well as, the acquisition of Kenny Construction Company includes growing our international operations in Canada and U.S. Territories, which are subject to a number of special risks.*** As part of our strategic diversification efforts we plan on entering into more construction contracts in Canada or U.S. Territories, which may subject us to a number of special risks, including risks associated with:

  - lesser developed legal systems in which to enforce contractual rights;
  - greater risk of uncollectible accounts and longer collection cycles;
  - foreign currency exchange volatility;
  - uncertain and changing tax rules, regulations and rates;
  - logistical and communication challenges;
  - potentially adverse changes in laws and regulatory practices;
  - changes in labor conditions;
  - general economic, political and financial conditions in foreign markets; and
  - exposure to civil or criminal liability under the Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, anti-boycott rules, trade and export control regulations, and the Corporate Manslaughter and Corporate Homicide Act, as well as other international regulations.

  Due to the special risks associated with non-U.S. operations, our exposure to such risks may not be proportionate to the percentage of our revenues attributable to such operations.

- ***Changes to our outsourced software vendors as well as any sudden loss, breach of security, disruption or unexpected data or vendor loss associated with our information technology systems could have a material adverse effect on our business.*** We rely on third-party software to run critical accounting, project management and financial information systems. If software vendors decide to discontinue further development, integration or long-term software maintenance support for our information systems, or there is any system interruption, delay, breach of security, loss of data or loss of a vendor, we may need to migrate some or all of our accounting, project management and financial information to other systems. Despite business continuity plans, these disruptions could increase our operational expense as well as impact the management of our business operations, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***An inability to safeguard our information technology environment could result in business interruptions, remediation costs and/or legal claims.*** To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our financial position, results of operations, cash flow and liquidity.

- ***We work in a highly competitive marketplace.*** We have multiple competitors in all of the areas in which we work, and some of our competitors are larger than we are and may have greater resources than we do. During economic down cycles or times of lower government funding for public works projects, competition for the fewer available public projects typically intensifies and this increased competition may result in a decrease in new awards at acceptable profit margins. In addition, downturns in residential and commercial construction activity increases the competition for available public sector work, further impacting our revenue, contract backlog and profit margins.

- ***Our success depends on attracting and retaining qualified personnel, joint venture partners and subcontractors in a competitive environment.*** The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs, attractive work environments or to establish and maintain successful partnerships, our ability to profitably execute our work could be adversely impacted.

- ***Strikes or work stoppages could have a negative impact on our operations and results.*** We are party to collective bargaining agreements covering a portion of our craft workforce. Although strikes or work stoppages have not had a significant impact on our operations or results in the past, such labor actions could have a significant impact on our operations and results if they occur in the future.

- ***Failure to maintain safe work sites could result in significant losses.*** Construction and maintenance sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

- ***Government contracts generally have strict regulatory requirements.*** Approximately 80.6% of our consolidated revenue in 2012 was derived from contracts funded by federal, state and local government agencies and authorities. Government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam ("Whistle Blower") litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for up to treble damages. Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated Occupational Safety and Health Administration, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***Government contractors are subject to suspension or debarment from government contracting.*** Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.
- ***We may be unable to identify qualified Disadvantaged Business Enterprise ("DBE") contractors to perform as subcontractors.*** Certain of our government agency projects contain minimum DBE participation clauses. If we subsequently fail to complete these projects with the minimum DBE participation, we may be held responsible for breach of contract damages which may include restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows and liquidity.
- ***Fixed price and fixed unit price contracts subject us to the risk of increased project cost.*** As more fully described in "Contract Provisions and Subcontracting" under "Item 1. Business," the profitability of our fixed price and fixed unit price contracts can be adversely affected by a number of factors that can cause our actual costs to materially exceed the costs estimated at the time of our original bid.
- ***Design/build contracts subject us to the risk of design errors and omissions.*** Design/build is increasingly being used as a method of project delivery as it provides the owner with a single point of responsibility for both design and construction. We generally subcontract design responsibility to architectural and engineering firms. However, in the event of a design error or omission causing damages, there is risk that the subcontractor or their errors and omissions insurance would not be able to absorb the liability. In this case we may be responsible, resulting in a potentially material adverse effect on our financial position, results of operations, cash flows and liquidity.
- ***Many of our contracts have penalties for late completion.*** In some instances, including many of our fixed price contracts, we guarantee that we will complete a project by a certain date. If we subsequently fail to complete the project as scheduled we may be held responsible for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages. To the extent these events occur, the total cost of the project could exceed our original estimate and we could experience reduced profits or a loss on that project.
- ***Accounting for our revenues and costs involves significant estimates.*** As further described in "Critical Accounting Policies and Estimates" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," accounting for our contract related revenues and costs, as well as other expenses, requires management to make a variety of significant estimates and assumptions. Although we believe we have sufficient experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenue and profit. Such changes could have a material adverse effect on our financial position and results of operations.
- ***Failure of our subcontractors to perform as anticipated could have a negative impact on our results.*** As further described in "Contract Provisions and Subcontracting" under "Item 1. Business," we subcontract portions of many of our contracts to specialty subcontractors, but we are ultimately responsible for the successful completion of their work. Although we seek to require bonding or other forms of guarantees, we are not always successful in obtaining those bonds or guarantees from our higher risk subcontractors. In this case we may be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity. In addition, the total costs of a project could exceed our original estimates and we could experience reduced profits or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows and liquidity.

- ***We use certain commodity products that are subject to significant price fluctuations.*** Diesel fuel, liquid asphalt and other petroleum-based products are used to fuel and lubricate our equipment and fire our asphalt concrete processing plants. In addition, they constitute a significant part of the asphalt paving materials that are used in many of our construction projects and are sold to third parties. Although we are partially protected by asphalt or fuel price escalation clauses in some of our contracts, many contracts provide no such protection. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations. We pre-purchase commodities, enter into supply agreements or enter into financial contracts to secure pricing. We have not been significantly adversely affected by price fluctuations in the past; however, there is no guarantee that we will not be in the future.

- ***We are subject to environmental and other regulation.*** As more fully described in "Environmental Regulations" under "Item 1. Business," we are subject to a number of federal, state and local laws and regulations relating to the environment, workplace safety and a variety of socioeconomic requirements. Noncompliance with such laws and regulations can result in substantial penalties, or termination or suspension of government contracts as well as civil and criminal liability. In addition, some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

- ***Weather can significantly affect our quarterly revenues and profitability.*** Our ability to perform work is significantly affected by weather conditions such as precipitation and temperature. Changes in weather conditions can cause delays and otherwise significantly affect our project costs. The impact of weather conditions can result in variability in our quarterly revenues and profitability, particularly in the first and fourth quarters of the year.

- ***Our joint venture contracts with project owners subject us to joint and several liability.*** As further described in "Joint Ventures; Off-Balance Sheet Arrangements" under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," we participate in various construction joint venture partnerships in connection with complex construction projects. If our joint venture partner fails to perform under one of these contracts, we could be liable for completion of the entire contract. If the contract were unprofitable, this could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***Increasing restrictions on securing aggregate reserves could negatively affect our future operations and results.*** Tighter regulations and the finite nature of property containing suitable aggregate reserves are making it increasingly challenging and costly to secure aggregate reserves. Although we have thus far been able to secure reserves to support our business, our financial position, results of operations, cash flows and liquidity may be adversely affected by an increasingly difficult permitting process.

- ***Granite Land Company is greatly affected by the strength of the real estate industry.*** Our real estate investment and development activities are subject to numerous factors beyond our control including local real estate market conditions; substantial existing and potential competition; general national, regional and local economic conditions; fluctuations in interest rates and mortgage availability and changes in demographic conditions. If our outlook for a project's forecasted profitability deteriorates, we may find it necessary to curtail our development activities and evaluate our real estate assets for possible impairment. Our evaluation includes a variety of estimates and assumptions and future changes in these estimates and assumptions could affect future impairment analyses. If our real estate assets are determined to be impaired, the impairment would result in a write-down of the asset in the period of the impairment. See Notes 7 and 11 of "Notes to the Consolidated Financial Statements" for additional information on impairment charges.

  Our decision in October 2010 to orderly divest of our real estate investment business resulted in changes to the business plans of certain of our real estate affiliates and the recognition of impairment charges primarily in the fourth quarter of 2010, with no significant impairment charges during the years ended December 31, 2012 and 2011. The business plans of our real estate affiliates include estimates of our ability to obtain certain development rights, our ability to obtain financing, the future condition of the real estate and financial markets, and the timing of cash flows. A continued decline in the residential and/or commercial real estate markets may decrease, or lengthen, the timing of expected cash flows of certain development projects to the point that we would be required to recognize additional valuation impairments in the future.

- ***Our real estate investments are subject to mortgage financing and may require additional funding.*** Granite Land Company's real estate investments generally utilize short-term debt financing for their development activities. Such financing is subject to the terms of the applicable debt or credit agreement and generally is secured by mortgages on the applicable real property. GLC's failure to comply with the covenants applicable to such financing or to pay principal, interest or other amounts when due thereunder would constitute an event of default under the applicable agreement and could have the effects described in the following risk factor relating to our debt and credit agreements. Due to the tightening of the credit markets, banks have required lower loan-to-value ratios often resulting in the need to pay a portion of the debt when short-term financing is renegotiated. If our real estate investment partners are unable to make their proportional share of a required repayment, GLC may elect to provide the additional funding which could materially affect our financial position, cash flows and liquidity. Also, if we determine we are the primary beneficiary, as defined by the applicable accounting guidance, we may be required to consolidate additional real estate investments in our financial statements.

- ***Failure to remain in compliance with covenants under our debt and credit agreements, service our indebtedness, or fund our other liquidity needs could adversely impact our business.*** The recent recession and credit crisis and related turmoil in the global financial system has had and is expected to continue to have an adverse impact on our business, financial position, results of operations, cash flows and liquidity. Our debt and credit agreements and related restrictive covenants are more fully described in Note 12 of "Notes to the Consolidated Financial Statements." Our failure to comply with any of these covenants, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the applicable agreements. Under certain circumstances, the occurrence of an event of default under one of our debt or credit agreements (or the acceleration of the maturity of the indebtedness under one of our agreements) may constitute an event of default under one or more of our other debt or credit agreements. Default under our debt and credit agreements could result in (1) us no longer being entitled to borrow under the agreements, (2) termination of the agreements, (3) the requirement that any letters of credit under the agreements be cash collateralized, (4) acceleration of the maturity of outstanding indebtedness under the agreements and/or (5) foreclosure on any collateral securing the obligations under the agreements. If we are unable to service our debt obligations or fund our other liquidity needs, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could cause holders of our securities to experience a partial or total loss of their investment in us.

- ***Force majeure events, including natural disasters and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.*** Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as terrorist actions, could negatively impact the economies in which we operate. We typically remain obligated to perform our services after such extraordinary events unless the contract contains a force majeure clause relieving us of our contractual obligations in such an extraordinary event. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our financial position, results of operations, cash flows and liquidity.

- ***Unavailability of insurance coverage could have a negative effect on our operations and results.*** We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future, and our inability to obtain such coverage could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***An inability to obtain bonding could have a negative impact on our operations and results.*** As more fully described in "Insurance and Bonding" under "Item 1. Business," we generally are required to provide surety bonds securing our performance under the majority of our public and private sector contracts. Our inability to obtain reasonably priced surety bonds in the future could significantly affect our ability to be awarded new contracts, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

- ***A change in tax laws or regulations of any federal, state or international jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity.*** We continue to assess the impact of various U.S. federal, state and international legislative proposals that could result in a material increase to our U.S. federal, state and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our financial position, results of operations, cash flows and liquidity.

- ***We may be required to contribute cash to meet our unfunded pension obligations in certain multi-employer plans.*** Three of our wholly owned subsidiaries, Granite Construction Company, Granite Construction Northeast, Inc. and Kenny Construction Company participate in various multi-employer pension plans on behalf of union employees. Union employee benefits generally are based on a fixed amount for each year of service. We are required to make contributions to the plans in amounts established under collective bargaining agreements. Pension expense is recognized as contributions are made. Under the Employee Retirement Income Security Act, a contributor to a multi-employer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan's unfunded vested liability. While we currently have no intention of withdrawing from a plan and unfunded pension obligations have not significantly affected our operations in the past, there can be no assurance that we will not be required to make material cash contributions to one or more of these plans to satisfy certain underfunded benefit obligations in the future.

- ***Our contract backlog is subject to unexpected adjustments and cancellations and could be an uncertain indicator of our future earnings.*** We cannot guarantee that the revenues projected in our contract backlog will be realized or, if realized, will be profitable. Projects reflected in our contract backlog may be affected by project cancellations, scope adjustments, time extensions or other changes. Such changes may adversely affect the revenue and profit we ultimately realize on these projects.

The foregoing list is not all-inclusive. There can be no assurance that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect us. These developments could have material adverse effects on our business, financial condition, results of operations and liquidity. For these reasons, the reader is cautioned not to place undue reliance on our forward-looking statements.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Quarry Properties

As of December 31, 2012, we had 49 active and 28 inactive permitted quarry properties available for the extraction of sand and gravel and hard rock, all of which are located in the western United States. All of our quarries are open-pit and are primarily accessible by road. We process aggregates into construction materials for internal use and for sale to third parties. The following map shows the approximate locations of our permitted quarry properties as of December 31, 2012.


Sand & Gravel and Hard Rock Production Facilities
Sand & Gravel Pits
Hard Rock Quarries

We estimate our permitted proven[1] and probable[2] aggregate reserves to be approximately 828.0 million tons with an average permitted life of approximately 85 years at present operating levels which vary from site to site. Present operating levels are determined based on a three-year annual average aggregate production rate of 11.4 million tons. Reserve estimates were made by our geologists and engineers based primarily on drilling studies. Reserve estimates are based on various assumptions, and any material inaccuracies in these assumptions could have a material impact on the accuracy of our reserve estimates. Our plant equipment is powered mostly by electricity provided by local utility companies.

[1]Proven reserves are determined through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces. Proven reserves are sufficiently understood so that quantity, quality, and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Actual required spacing is based on geologic judgment about the predictability and continuity of each deposit.

[2]Probable reserves are determined through the testing of samples obtained from subsurface drilling but the sample points are too widely spaced to allow detailed prediction of quantity, quality, and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

The following tables present information about our quarry properties as of December 31, 2012 (tons in millions):

	Type					
Quarry Properties	Sand & Gravel	Hard Rock	Permitted Aggregate Reserves (tons)	Unpermitted Aggregate Reserves (tons)	Three-Year Annual Average Production Rate (tons)	Average Reserve Life
Owned quarry properties	30	5	493.7	347.0	6.0	102
Leased quarry properties[1]	26	16	334.3	86.6	5.4	59

[1] Our leases have expiration dates which range from monthly terms to 88 years, with most including an option to renew.

		Permitted Reserves for Each Product Type (tons)		Percentage of Permitted Reserves Owned and Leased	
State	Number of Properties	Sand & Gravel	Hard Rock	Owned	Leased
California	40	325.4	261.8	61%	39%
Non-California	37	147.4	93.4	56%	45%

Plant Properties

We operate plants at our quarry sites to process aggregates into construction materials. Some of our quarry sites may have more than one crushing, concrete or asphalt processing plant. At December 31, 2012 and 2011, we owned the following plants:

December 31,	2012	2011
Aggregate crushing plants	44	48
Asphalt concrete plants	58	62
Portland cement concrete batch plants	18	20
Asphalt rubber plants	5	5
Lime slurry plants	9	9

Other Properties

The following table provides our estimate of certain information about other properties as of December 31, 2012:

	Land Area (acres)	Building Square Feet
Office and shop space (owned and leased)	1,700	1,300,000
Real estate held for development and sale and use	1,400	—

As of December 31, 2012, approximately 61% of our office and shop space was attributable to our Construction segment, 8% to our Large Project Construction segment and 5% to our Construction Materials segment. The remainder is primarily attributable to administration.

Item 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are involved in various legal proceedings that are pending against us and our affiliates alleging, among other things, breach of contract or tort in connection with the performance of professional services, the various outcomes of which cannot be predicted with certainty. The most significant of these proceedings are as follows:

- ***US Highway 20 Project:*** Our wholly owned subsidiaries, Granite Construction Company ("GCCO") and Granite Northwest, Inc., are members of a joint venture known as Yaquina River Constructors ("YRC") which was contracted by the Oregon Department of Transportation ("ODOT") to construct a new road alignment of US Highway 20 near Eddyville, Oregon. During the fall and winter of 2006, extraordinary rain events produced runoff that overwhelmed installed erosion control measures and resulted in discharges to surface water and alleged violations of YRC's stormwater permit. During 2012, ODOT and YRC reached a settlement agreement that ended YRC's responsibility to construct the project. Also during 2012, YRC, GCCO, the United States Environmental Protection Agency and the U.S. Department of Justice ("DOJ") entered into a consent decree, which provides for a civil penalty payment after entry of the decree by the court and environmental monitoring by GCCO of certain Oregon projects. This matter has not and is not expected to have a material adverse effect on our financial position, results of operations, cash flow and/or liquidity.
- ***Investigation Related to Grand Avenue Project Disadvantaged Business Enterprise ("DBE") Issues:*** On March 6, 2009, the U.S. Department of Transportation, Office of Inspector General served upon our wholly-owned subsidiary, Granite Construction Northeast, Inc. ("Granite Northeast"), a United States District Court Eastern District of New York Grand Jury subpoena to produce documents. The subpoena sought all documents pertaining to the use of a DBE firm (the "Subcontractor"), and the Subcontractor's use of a non-DBE lower tier subcontractor/consultant, on the Grand Avenue Bus Depot and Central Maintenance Facility for the Borough of Queens Project (the "Grand Avenue Project"), a Granite Northeast project. The subpoena sought any documents regarding the use of the Subcontractor as a DBE on any other projects and any other documents related to the Subcontractor or to the lower-tier subcontractor/consultant. Granite Northeast produced the requested documents, together with other requested information. Subsequently, Granite Northeast was informed by the DOJ that it is a subject of the investigation, along with others. In January 2013, Granite Northeast met with Assistant United States Attorneys from the DOJ, along with other federal and state agents (the "Agencies"), to discuss the status of the government's criminal investigation of the Grand Avenue Project participants, including Granite Northeast. In addition to the documents produced in response to the Grand Jury subpoena, Granite Northeast is in the process of providing information to the DOJ concerning other projects for which Granite Northeast has claimed DBE credit. Granite Northeast is fully cooperating with the Agencies' investigation. We cannot, however, rule out the possibility of actions being brought against Granite Northeast which could result in civil, criminal, and/or administrative penalties or sanctions. Beyond the amount accrued for this matter, Granite is unable to estimate at this time any additional losses that may be reasonably probable. However, under certain circumstances the resolution of the matters under investigation could have direct or indirect consequences that could have a material adverse effect on our financial position, results of operations and/or liquidity.
- ***Other Legal Proceedings/Government Inquiries:*** We are a party to a number of other legal proceedings arising in the normal course of business. From time to time, we also receive inquiries from public agencies seeking information concerning our compliance with government construction contracting requirements and related laws and regulations. We believe that the nature and number of these proceedings and compliance inquiries are typical for a construction firm of our size and scope. Our litigation typically involves claims regarding public liability or contract related issues. While management currently believes, after consultation with counsel, that the ultimate outcome of pending proceedings and compliance inquiries, individually and in the aggregate, will not have a material adverse affect on our financial position, results of operations or cash flows, litigation is subject to inherent uncertainties. Were one or more unfavorable rulings to occur, there exists the possibility of a material adverse effect on our financial position, results of operations, cash flows and/or liquidity for the period in which the ruling occurs. In addition, our government contracts could be terminated, we could be suspended or debarred, or payment of our costs disallowed. While any one of our pending legal proceedings is subject to early resolution as a result of our ongoing efforts to settle, whether or when any legal proceeding will be resolved through settlement is neither predictable nor guaranteed.

We record amounts in our consolidated balance sheets representing our estimated liability relating to legal proceedings and government inquiries. During the years ended December 31, 2012 and 2011, there were no significant additions or revisions to the estimated liability that were recorded in our consolidated statements of operations, or significant changes to our accrual for such litigation loss contingencies on our consolidated balance sheets.

Item 4. MINE SAFETY DISCLOSURES

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17CFR 229.104) is included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the ticker symbol GVA.

As of February 8, 2013, there were 38,731,910 shares of our common stock outstanding held by 1,347 shareholders of record.

We have paid quarterly cash dividends since the second quarter of 1990, and we expect to continue to do so. However, declaration and payment of dividends is within the sole discretion of our Board of Directors, subject to limitations imposed by Delaware law and compliance with our credit agreements (which allow us to pay dividends so long as we have at least $150 million in unencumbered cash and equivalents and marketable securities on our consolidated balance sheet), and will depend on our earnings, capital requirements, financial condition and such other factors as the Board of Directors deems relevant.

Market Price and Dividends of Common Stock				
2012 Quarters Ended	**December 31,**	**September 30,**	**June 30,**	**March 31,**
High	$ 34.62	$ 30.88	$ 29.31	$ 30.49
Low	$ 27.50	$ 21.58	$ 21.38	$ 23.79
Dividends per share	$ 0.13	$ 0.13	$ 0.13	$ 0.13
2011 Quarters Ended	**December 31,**	**September 30,**	**June 30,**	**March 31,**
High	$ 26.78	$ 26.08	$ 28.75	$ 29.68
Low	$ 17.52	$ 16.92	$ 23.58	$ 24.33
Dividends per share	$ 0.13	$ 0.13	$ 0.13	$ 0.13

During the three months ended December 31, 2012, we did not sell any of our equity securities that were not registered under the Securities Act of 1933, as amended. The following table sets forth information regarding the repurchase of shares of our common stock during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs[2]
October 1 through October 31, 2012	2,063	$ 29.09	—	$ 64,065,401
November 1 through November 30, 2012	2,255	$ 30.60	—	$ 64,065,401
December 1 through December 31, 2012	2,386	$ 31.27	—	$ 64,065,401
Total	6,704	$ 30.37	—	

[1]The number of shares purchased is in connection with employee tax withholding for shares granted under our Amended and Restated 1999 Equity Incentive Plan.

[2]In October 2007, our Board of Directors authorized us to purchase, at management's discretion, up to $200.0 million of our common stock. Under this purchase program, the Company may purchase shares from time to time on the open market or in private transactions. The specific timing and amount of purchases will vary based on market conditions, securities law limitations and other factors. Purchases under the share purchase program may be commenced, suspended or discontinued at any time and from time to time without prior notice.

Performance Graph

The following graph compares the cumulative 5-year total return provided to shareholders on Granite Construction Incorporated's common stock relative to the cumulative total returns of the S&P 500 index and the Dow Jones U.S. Heavy Construction index. The Dow Jones U.S. Heavy Construction index includes the following companies: AECOM Technology Corp., Aegion Corp, EMCOR Group Inc., Fluor Corp., Foster Wheeler AG, Granite Construction Inc., Jacobs Engineering Group Inc., KBR Inc., Quanta Services Inc. and Shaw Group Inc. Certain of these companies differ from Granite in that they derive revenue and profit from non-U.S. operations and have customers in different markets. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2007 and its relative performance is tracked through December 31, 2012.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Granite Construction Incorporated, the S&P 500 Index, and the Dow Jones US Heavy Construction Index
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Granite Construction Incorporated
S&P 500
Dow Jones US Heavy Construction

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

December 31,	2007	2008	2009	2010	2011	2012
Granite Construction Incorporated	$ 100.00	$ 123.23	$ 95.85	$ 79.67	$ 70.46	$ 101.70
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59
Dow Jones U.S. Heavy Construction	100.00	44.88	51.30	65.87	54.30	65.94

Item 6. SELECTED FINANCIAL DATA

Other than contract backlog, the selected consolidated financial data set forth below have been derived from our consolidated financial statements. Refer to the consolidated financial statements for further reference. These historical results are not necessarily indicative of the results of operations to be expected for any future period.

Selected Consolidated Financial Data					
Years Ended December 31,	**2012**	**2011**	**2010**	**2009**	**2008**
Operating Summary	*(Dollars In Thousands, Except Per Share Data)*				
Revenue	$ 2,083,037	$ 2,009,531	$ 1,762,965	$ 1,963,479	$ 2,674,244
Gross profit	234,759	247,963	177,784	349,509	471,949
As a percent of revenue	11.3%	12.3%	10.1 %	17.8%	17.6%
Selling, general and administrative expenses	185,099	162,302	191,593	228,046	260,761
As a percent of revenue	8.9%	8.1%	10.9 %	11.6%	9.8%
Restructuring (gains) charges, net[1]	(3,728)	2,181	109,279	9,453	—
Net income (loss)	59,920	66,085	(62,448)	100,201	165,738
Amount attributable to noncontrolling interests[2]	(14,637)	(14,924)	3,465	(26,701)	(43,334)
Net income (loss) attributable to Granite	45,283	51,161	(58,983)	73,500	122,404
As a percent of revenue	2.2%	2.5%	(3.3)%	3.7%	4.6%
Net income (loss) per share attributable to common shareholders:					
Basic	$ 1.17	$ 1.32	$ (1.56)	$ 1.91	$ 3.19
Diluted	$ 1.15	$ 1.31	$ (1.56)	$ 1.90	$ 3.18
Weighted average shares of common stock:					
Basic	38,447	38,117	37,820	37,566	37,606
Diluted	39,076	38,473	37,820	37,683	37,709
Dividends per common share	$ 0.52	$ 0.52	$ 0.52	$ 0.52	$ 0.52
Consolidated Balance Sheet[3]					
Total assets	$ 1,729,487	$ 1,547,799	$ 1,535,533	$ 1,709,575	$ 1,743,455
Cash, cash equivalents and marketable securities	433,420	406,648	395,728	458,341	520,402
Working capital	490,785	461,254	475,079	500,605	475,942
Current maturities of long-term debt	19,060	32,173	38,119	58,978	39,692
Long-term debt	271,070	218,413	242,351	244,688	250,687
Other long-term liabilities	47,124	49,221	47,996	48,998	43,604
Granite shareholders' equity	829,953	799,197	761,031	830,651	767,509
Book value per share	21.43	20.66	19.64	21.50	20.06
Common shares outstanding	38,731	38,683	38,746	38,635	38,267
Contract backlog	$ 1,707,315	$ 2,022,454	$ 1,899,170	$ 1,401,988	$ 1,699,396

[1] During 2012, we recorded a net gain on restructuring of approximately $3.7 million and during 2011 and 2010, we recorded restructuring charges of approximately $2.2 million and $109.3 million, respectively, related to our Enterprise Improvement Plan. The $9.5 million in restructuring charges in 2009 related to an organizational change.

[2] Effective January 1, 2009, we adopted a new accounting standard requiring net income attributable to both the parent and noncontrolling interests to be disclosed separately as well as the components of equity attributable to the parent and noncontrolling interests. Prior years have been adjusted to conform to this new standard.

[3] Assets acquired and liabilities assumed resulting from the acquisition of Kenny Construction Company are included in our consolidated balance sheet as of December 31, 2012 (see Note 21 of the "Notes to the Consolidated Financial Statements").

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are one of the largest diversified heavy civil contractors and construction materials producers in the United States, engaged in the construction and improvement of streets, roads, highways, mass transit facilities, airport infrastructure, bridges, trenchless and underground utilities, electrical utilities, tunnels, dams and other infrastructure-related projects. We own aggregate reserves and plant facilities to produce construction materials for use in our construction business and for sale to third parties. We also operate a real estate investment and development company. Our permanent offices are located in Alaska, Arizona, California, Colorado, Florida, Illinois, Nevada, New York, Pennsylvania, Texas, Utah and Washington.

Our construction contracts are obtained through competitive bidding in response to solicitations by both public agencies and private parties and on a negotiated basis as a result of solicitations from private parties. Project owners use a variety of methods to make contractors aware of new projects, including posting bidding opportunities on agency websites, disclosing long-term infrastructure plans, advertising and other general solicitations. Our bidding activity is affected by such factors as the nature and volume of advertising and other solicitations, contract backlog, available personnel, current utilization of equipment and other resources, our ability to obtain necessary surety bonds and competitive considerations. Our contract review process includes identifying risks and opportunities during the bidding process and managing these risks through mitigation efforts such as insurance and pricing. Contracts fitting certain criteria of size and complexity are reviewed by various levels of management and, in some cases, by the Executive Committee of our Board of Directors. Bidding activity, contract backlog and revenue resulting from the award of new contracts may vary significantly from period to period.

Our typical construction project begins with the preparation and submission of a bid to a customer. If selected as the successful bidder, we generally enter into a contract with the customer that provides for payment upon completion of specified work or units of work as identified in the contract. We usually invoice our customers on a monthly basis. Our contracts frequently call for retention that is a specified percentage withheld from each payment until the contract is completed and the work accepted by the customer. Additionally, we defer recognition of profit on projects until they reach at least 25% completion (see "Revenue and Earnings Recognition for Construction Contracts" under "Critical Accounting Policies and Estimates") and our profit recognition is based on estimates that change over time. Our revenue, gross margin and cash flows can differ significantly from period to period due to a variety of factors including the projects' stage of completion, the mix of early and late stage projects, our estimates of contract costs and the payment terms of our contracts. The timing differences between our cash inflows and outflows require us to maintain adequate levels of working capital.

The four primary economic drivers of our business are (1) the overall health of the economy, (2) federal, state and local public funding levels, (3) population growth resulting in public and private development, and (4) the need to replace or repair aging infrastructure. A stagnant or declining economy will generally result in reduced demand for construction and construction materials in the private sector. This reduced demand increases competition for private sector projects and will ultimately also increase competition in the public sector as companies migrate from bidding on scarce private sector work to projects in the public sector. Greater competition can reduce our revenues and/or have a downward impact on our gross profit margins. In addition, a stagnant or declining economy tends to produce less tax revenue for public agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements. Some funding sources that have been specifically earmarked for infrastructure spending, such as diesel and gasoline taxes, are not as directly affected by a stagnant or declining economy, unless actual consumption is reduced. However, even these can be temporarily at risk as state and local governments take actions to balance their budgets. Additionally, high fuel prices can have a dampening effect on consumption, resulting in overall lower tax revenue. Conversely, increased levels of public funding as well as an expanding or robust economy will generally increase demand for our services and provide opportunities for revenue growth and margin improvement.

In December 2012, we purchased 100% of the outstanding stock of Kenny Construction Company, a Northbrook, Illinois-based national contractor and construction manager, for a purchase price of $141.5 million, subject to possible post-closing adjustments. This acquisition expands our presence in the power, tunnel and underground markets, and enables us to leverage our capabilities and geographic footprint. See Note 21 of the "Notes to the Consolidated Financial Statements" for further information.

In October 2010, we announced our Enterprise Improvement Plan which includes continued actions to reduce our cost structure, enhance operating efficiencies and strengthen our business to achieve long-term profitable growth. The Enterprise Improvement Plan includes new business plans to orderly divest of our real estate investment business and certain fixed assets consistent with our business strategy to focus on our core business. As a result of the Enterprise Improvement Plan, we incurred restructuring charges related to workforce reductions as well as real estate and fixed asset impairments. The majority of restructuring charges associated with the Enterprise Improvement Plan were recorded in the fourth quarter of 2010. See Note 11 of "Notes to the Consolidated Financial Statements" and "Restructuring Charges" below for further information.

Our market sector information reflects four groups defined as follows: 1) California; 2) Northwest, which primarily includes our offices in Alaska, Nevada, Utah and Washington; 3) East, which primarily includes our offices in Arizona, Florida, New York and Texas; and 4) Kenny, which primarily includes our offices in Colorado, Illinois and Pennsylvania. Each of these groups includes operations from our Construction and Large Project Construction lines of business. Our California, Northwest and East groups include operations from our Construction Materials line of business. A project's results are reported in the group that is responsible for the project, not necessarily the geographic area where the work is located. In some cases, the operations of a group include the results of work performed outside of that region.

Critical Accounting Policies and Estimates

The financial statements included in "Item 8. Financial Statements and Supplementary Data" have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

Certain of our accounting policies and estimates require higher degrees of judgment in their application. These include revenue and earnings recognition for construction contracts, the valuation of real estate held for development and sale and insurance estimates. The Audit/Compliance Committee of our Board of Directors has reviewed our disclosure of critical accounting estimates.

Revenue and Earnings Recognition for Construction Contracts

Revenue and earnings on construction contracts, including construction joint ventures, are recognized under the percentage of completion method using the ratio of costs incurred to estimated total costs. Revenue in an amount equal to cost incurred is recognized prior to contracts reaching at least 25% completion, thus deferring the related profit. It is our judgment that until a project reaches at least 25% completion, there is insufficient information to determine the estimated profit on the project with a reasonable level of certainty. In the case of large, complex design/build projects we may defer profit recognition beyond the point of 25% completion based on an evaluation of specific project risks. The factors considered in this evaluation include the stage of design completion, the stage of construction completion, status of outstanding purchase orders and subcontracts, certainty of quantities of labor and materials, certainty of schedule and the relationship with the owner.

Revenue from contract claims is recognized when we have a signed agreement and payment is assured. Revenue from contract change orders, which occur in most large projects, is recognized when the owner has agreed to the change order in writing. Provisions are recognized in the consolidated statements of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. All contract costs, including those associated with claims and change orders, are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense (primarily depreciation, fuel, maintenance and repairs). All state and federal government contracts and many of our other contracts provide for termination of the contract at the convenience of the party contracting with us, with provisions to pay us for work performed through the date of termination.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include:

- the completeness and accuracy of the original bid;
- costs associated with scope changes where final price negotiations are not complete;
- costs of labor and/or materials;
- extended overhead due to owner, weather and other delays;
- subcontractor performance issues;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);
- continuing changes from original design on design/build projects;
- the availability and skill level of workers in the geographic location of the project; and
- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit between periods. Substantial changes in cost estimates, particularly in our larger, more complex projects have had, and can in future periods have, a significant effect on our profitability.

Our contracts with our customers are primarily either "fixed unit price" or "fixed price." Under fixed unit price contracts, we are committed to provide materials or services required by a project at fixed unit prices (for example, dollars per cubic yard of concrete placed or cubic yards of earth excavated). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected unit cost in the bid, whether due to inflation, inefficiency, faulty estimates or other factors, is borne by us unless otherwise provided in the contract. Fixed price contracts are priced on a lump-sum basis under which we bear the risk that we may not be able to perform all the work profitably for the specified contract amount. The percentage of fixed price contracts in our contract backlog decreased from approximately 69.5% at December 31, 2011 to approximately 56.8% at December 31, 2012.

Valuation of Real Estate Held for Development and Sale

The carrying amount of each consolidated real estate development project is reviewed on a quarterly basis in accordance with Accounting Standards Codification ("ASC") Topic 360, *Property, Plant, and Equipment,* and each real estate development project accounted for under the equity method of accounting is reviewed in accordance with ASC Topic 323, *Investments - Equity Method and Joint Ventures*, to determine if impairment charges should be recognized. The review of each consolidated project includes an evaluation to determine if events or changes in circumstances indicate that a consolidated project's carrying amount may not be recoverable. If events or changes in circumstances indicate that a consolidated project's carrying amount may not be recoverable, the future undiscounted cash flows are estimated and compared to the project's carrying amount. In the event that the project's estimated future undiscounted cash flows or investment's fair value are not sufficient to recover the carrying amounts, it is written down to its estimated fair value. The projects accounted for under the equity method are evaluated for impairment using the other-than-temporary impairment model, which requires an impairment charge to be recognized if our investment's carrying amount exceeds its fair value, and the decline in fair value is deemed to be other than temporary.

Events or changes in circumstances, which would cause us to review for impairment include, but are not limited to:

- significant decreases in the market price of the asset;
- significant adverse changes in legal factors or the business climate;
- significant changes to the development or business plans of a project;
- accumulation of costs significantly in excess of the amount originally expected for the acquisition, development or construction of the asset; and
- current period cash flow or operating losses combined with a history of losses, or a forecast of continuing losses associated with the use of the asset.

Future undiscounted cash flows and fair value assessments are estimated based on entitlement status, market conditions, cost of construction, debt load, development schedules, status of joint venture partners and other factors applicable to the specific project. Fair value is estimated based on the expected future cash flows attributable to the asset or group of assets and on other assumptions that market participants would use in determining fair value, such as market discount rates, transaction prices for other comparable assets, and other market data. Our estimates of cash flows may differ from actual cash flows due to, among other things, fluctuations in interest rates, decisions made by jurisdictional agencies, economic conditions, or changes to our business operations.

During the year ended December 31, 2010, the Enterprise Improvement Plan required changes in the business plans of certain real estate projects to reduce capital expenditures, shorten development timelines, and revise marketing plans for the projects, thus reducing their estimated future cash flows. Consequently, during the year ended December 31, 2010, we recorded impairment charges of $86.3 million, of which approximately $20.0 million was attributable to noncontrolling interests, on approximately one-third of our real estate investments related to the Enterprise Improvement Plan. See Note 11 of "Notes to the Consolidated Financial Statements" and "Restructuring Charges" below for further information. Additionally, an evaluation of entitlement status, market conditions, existing offers to purchase, cost of construction, debt load, development schedule, status of joint venture partners and other factors specific to the remainder of our real estate projects, resulted in no significant impairment charges during the year ended December 31, 2010. During the years ended December 31, 2012 and 2011, we recorded no significant impairment charges related to our real estate development projects or investments.

Given the current economic environment surrounding real estate, we regularly evaluate the recoverability of our real estate held for development and sale and have determined that no further impairment charges were required at December 31, 2012. A continued decline in the residential and/or commercial real estate markets may decrease the expected cash flow for certain development activities to the point we would be required to recognize additional impairments in the future.

Insurance Estimates

We carry insurance policies to cover various risks, primarily general liability, automobile liability and workers compensation, under which we are liable to reimburse the insurance company for a portion of each claim paid. Payment for general liability and workers compensation claim amounts generally range from the first $0.5 million to $1.0 million per occurrence. We accrue for probable losses, both reported and unreported, that are reasonably estimable using actuarial methods based on historic trends, modified, if necessary, by recent events. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position up to $1.0 million per occurrence.

Current Economic Environment and Outlook for 2013

Overall, we are pleased with the quality of our backlog and the significant amount of projects, particularly large projects, out to bid across the country. Despite these opportunities, we continue to operate in a highly competitive bidding environment. Competition coupled with funding issues for public sector infrastructure projects and weak demand for commercial and residential development in many of our markets may impact our ability to grow backlog and increase profitability. While we expect these challenging conditions to persist through 2013, we are encouraged by recent progress on the federal funding level. In addition, we are proactively seeking opportunities through our acquisition of Kenny and in our traditional markets while leveraging our capabilities and further diversifying into the rail, power, tunnel, water, industrial and federal government markets.

After numerous short-term extensions, the President signed into law a 27-month reauthorization of the federal surface transportation program, Moving Ahead for Progress in the 21st Century ("MAP-21") in 2012. MAP-21 authorizes spending for the transportation program at fiscal 2012 levels with a slight adjustment for inflation in fiscal 2013 and 2014. MAP-21 also reauthorized the Transportation Infrastructure Financing and Innovation Act ("TIFIA") that provides for $1.7 billion in calculated capital over the next two years and includes financing options in connection with public-private partnership ("P3") arrangements for infrastructure financing. We are optimistic that the TIFIA program will help facilitate and accelerate many projects that would not have moved forward otherwise.

As part of our diversification efforts, we acquired 100% of the outstanding shares of Kenny Construction Company ("Kenny") on December 31, 2012. The addition of Kenny's expertise in the power, tunnel and underground markets will significantly expand our presence in these key areas as well as enable us to leverage our capabilities and geographic footprint. Including integration costs and the impact of intangible amortization, the transaction is expected to be break-even relative to Granite's 2013 earnings per share.

In addition, in December of 2012, Granite's joint venture teams were selected to build the $3.1 billion Tappan Zee Bridge project in New York and the $849.0 million design-build IH-35E project in Texas. The Tappan Zee project was awarded in January 2013 and Granite's 23.3% share will be booked into Large Project Construction contract backlog in the first quarter of 2013. The IH-35E project is expected to be awarded in the second quarter of 2013, and Granite's 35% share of the IH-35E project is expected to be booked into Large Project Construction contract backlog in the second quarter of 2013.

During 2013, we may record up to $8.0 million of restructuring charges, primarily related to previously planned consolidation efforts and assets to be held-for-sale as part of our Enterprise Improvement Plan. The majority of restructuring charges associated with the Enterprise Improvement Plan were recorded in 2010. The ultimate amount and timing of future restructuring charges is subject to our ability to negotiate sales of certain assets at prices acceptable to us.

Results of Operations

Comparative Financial Summary			
Years Ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
Total revenue	$ 2,083,037	$ 2,009,531	$ 1,762,965
Gross profit	234,759	247,963	177,784
Restructuring (gains) charges, net	(3,728)	2,181	109,279
Operating income (loss)	80,835	99,269	(109,340)
Total other income (expense)	194	(9,836)	2,964
Amount attributable to noncontrolling interests	(14,637)	(14,924)	3,465
Net income (loss) attributable to Granite Construction Incorporated	45,283	51,161	(58,983)

Revenue

Total Revenue by Segment						
Years Ended December 31,	**2012**		**2011**		**2010**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Construction	$ 984,106	47.2	$ 1,043,614	51.9	$ 943,245	53.5
Large Project Construction	863,217	41.5	725,043	36.1	584,406	33.1
Construction Materials	230,642	11.1	220,583	11.0	222,058	12.6
Real Estate	5,072	0.2	20,291	1.0	13,256	0.8
Total	$ 2,083,037	100.0	$ 2,009,531	100.0	$ 1,762,965	100.0

Construction Revenue						
Years Ended December 31,	**2012**		**2011**		**2010**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
California:						
Public sector	$ 438,113	44.5	$ 464,789	44.4	$ 358,723	38.0
Private sector	53,723	5.5	46,694	4.5	32,139	3.4
Northwest:						
Public sector	326,281	33.2	386,783	37.1	421,397	44.7
Private sector	101,563	10.3	36,072	3.5	24,334	2.6
East:						
Public sector	51,457	5.2	107,693	10.3	103,398	11.0
Private sector	12,969	1.3	1,583	0.2	3,254	0.3
Total	$ 984,106	100.0	$ 1,043,614	100.0	$ 943,245	100.0

Construction revenue for the year ended December 31, 2012 decreased by $59.5 million, or 5.7%, compared to the year ended December 31, 2011. The decrease was primarily due to less public sector revenue related to entering the year with lower backlog in the Northwest and East, as well as a decline in bid success in our California group. The decreases in public sector revenue were partially offset by increases in private sector revenue in the Northwest associated with work in the power and industrial markets.

Large Project Construction Revenue[1]						
Years Ended December 31,	**2012**		**2011**		**2010**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
California	$ 111,692	12.9	$ 78,464	10.8	$ 49,408	8.5
Northwest	278,449	32.3	201,240	27.8	52,510	9.0
East	473,076	54.8	445,339	61.4	482,488	82.5
Total	$ 863,217	100.0	$ 725,043	100.0	$ 584,406	100.0

[1]For the periods presented, all Large Project Construction revenue was earned from the public sector.

Large Project Construction revenue for the year ended December 31, 2012 increased by $138.2 million, or 19.1%, compared to the year ended December 31, 2011. The increase was primarily due to progress on jobs in California and the Northwest that were awarded in late 2010 and early 2011 as well as progress on several other projects in the Northwest.

Construction Materials Revenue						
Years Ended December 31,	**2012**		**2011**		**2010**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
California	$ 140,315	60.8	$ 140,468	63.7	$ 136,314	61.4
Northwest	69,834	30.3	62,406	28.3	64,966	29.2
East	20,493	8.9	17,709	8.0	20,778	9.4
Total	$ 230,642	100.0	$ 220,583	100.0	$ 222,058	100.0

Construction Materials revenue for the year ended December 31, 2012 increased $10.1 million, or 4.6%, when compared to the year ended December 31, 2011. The construction materials business continues to be impacted by the weakness in the commercial and residential development markets.

Real Estate Revenue

Real Estate revenue for the year ended December 31, 2012 decreased by $15.2 million, or 75.0% compared to the year ended December 31, 2011. The decrease was primarily attributable to the sale of commercial properties in California during 2011. Factors that contribute to fluctuations in revenue include national and local market conditions, entitlement status of properties and buyers access to capital. Additionally, as we execute on our Enterprise Improvement Plan, we have less real estate for sale.

Contract Backlog

Our contract backlog consists of the remaining unearned revenue on awarded contracts, including 100% of our consolidated joint venture contracts and our proportionate share of unconsolidated joint venture contracts. We generally include a project in our contract backlog at the time it is awarded and funding is in place. Certain federal government contracts where funding is appropriated on a periodic basis are included in contract backlog at the time of the award. Substantially all of the contracts in our contract backlog may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past.

The following tables illustrate our contract backlog as of the respective dates:

Total Contract Backlog by Segment				
December 31,	**2012**		**2011**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
Construction	$ 629,898	36.9	$ 513,624	25.4
Large Project Construction	1,077,417	63.1	1,508,830	74.6
Total	$ 1,707,315	100.0	$ 2,022,454	100.0

Construction Contract Backlog				
December 31,	**2012**		**2011**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
California:				
Public sector	$ 252,070	40.1	$ 311,975	60.7
Private sector	42,622	6.8	10,899	2.1
Northwest:				
Public sector	153,146	24.3	148,030	28.8
Private sector	24,085	3.8	26,543	5.2
East:				
Public sector	14,723	2.3	13,163	2.6
Private sector	3,880	0.6	3,014	0.6
Kenny:				
Public sector	37,153	5.9	—	—
Private sector	102,219	16.2	—	—
Total	$ 629,898	100.0	$ 513,624	100.0

Construction contract backlog of $629.9 million at December 31, 2012 was $116.3 million, or 22.6%, higher than at December 31, 2011. The increase was primarily due to the acquisition of Kenny contract backlog, as well as an increase in California private sector backlog due to improved success rate on private sector bidding activity and diversification into the power market. The increases were offset by decreases in the California public sector due to progress on existing projects and lower success rate with continued intense competition.

Large Project Construction Contract Backlog[1]				
December 31,	**2012**		**2011**	
(dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**
California[1]	$ 140,685	13.1	$ 214,698	14.2
Northwest[1]	192,285	17.8	397,957	26.4
East[1]	526,854	48.9	896,175	59.4
Kenny:				
Public sector	144,344	13.4	—	—
Private sector	73,249	6.8	—	—
Total	$ 1,077,417	100.0	$ 1,508,830	100.0

[1]California, Northwest and East Large Project Construction contract backlog is from contracts with public agencies.

Large Project Construction contract backlog of $1.1 billion at December 31, 2012 was $431.4 million, or 28.6%, lower than at December 31, 2011. The decrease primarily reflects work completed during the period, partially offset by new awards and the acquisition of Kenny contract backlog. Noncontrolling interests included in Large Project Construction contract backlog as of December 31, 2012 and 2011 were $112.8 million and $154.6 million, respectively.

In January 2013, Granite's joint venture team was awarded a $3.1 billion contract to build the Tappan Zee Bridge in New York. Granite's 23.3%, or $733.0 million, share will be booked into contract backlog in the first quarter of 2013. In addition, in December 2012 Granite's joint venture team was selected for the IH-35E design-build project in Texas. The proposed price for the IH-35E design-build project is $849.0 million for the base contract, plus options which, if exercised by TxDOT, may increase the total contract price to approximately $1.2 billion. Granite's 35% share will be booked into contract backlog when a final contract is approved and a notice to proceed is issued, which is expected to be in the second quarter of 2013.

Large Project Construction contracts with forecasted losses represented $172.6 million, or 16.0%, and $91.4 million, or 6.1%, respectively, of Large Project Construction contract backlog at December 31, 2012 and 2011. Provisions are recognized in the consolidated statements of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue.

Gross Profit

The following table presents gross profit by business segment for the respective periods:

Years Ended December 31,	2012	2011	2010
(dollars in thousands)			
Construction	$ 77,963	$ 124,506	$ 95,709
Percent of segment revenue	*7.9%*	*11.9%*	*10.1%*
Large Project Construction	148,418	104,108	67,307
Percent of segment revenue	*17.2%*	*14.4%*	*11.5%*
Construction Materials	7,572	16,641	12,018
Percent of segment revenue	*3.3%*	*7.5%*	*5.4%*
Real Estate	806	2,708	2,750
Percent of segment revenue	*15.9%*	*13.3%*	*20.7%*
Total gross profit	$ 234,759	$ 247,963	$ 177,784
Percent of total revenue	*11.3%*	*12.3%*	*10.1%*

We defer profit recognition until a project reaches at least 25% completion. In the case of large, complex design/build projects, we may defer profit recognition beyond the point of 25% completion until such time as we believe we have enough information to make a reasonably dependable estimate of contract revenue and cost. Because we have a large number of smaller projects at various stages of completion in our Construction segment, this policy generally does not impact gross profit significantly on a quarterly or annual basis. However, our Large Project Construction segment has fewer projects at any given time; therefore, gross profit can vary significantly in periods where one or more projects reach our percentage of completion threshold and the deferred profit is recognized or, conversely, in periods where contract backlog is growing rapidly and a higher percentage of projects are in their early stages with no associated gross profit recognition.

The following table presents revenue from projects that have not yet reached our profit recognition threshold:

Years Ended December 31,	2012	2011	2010
(in thousands)			
Construction	$ 22,110	$ 10,363	$ 13,697
Large Project Construction	16,982	38,542	142,965
Total revenue from contracts with deferred profit	$ 39,092	$ 48,905	$ 156,662

We do not recognize revenue from contract claims until we have a signed agreement and payment is assured, nor do we recognize revenue from contract change orders until the owner has agreed to the change order in writing. However, we do recognize the costs related to any contract claims or pending change orders in our forecasts when costs are incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. As a result, our gross profit as a percent of revenue can vary depending on the magnitude and timing of settlement claims and change orders.

When we experience significant contract forecast changes, we review the nature of the changes to ensure that there are no material amounts that should have been recorded in a prior period rather than as a change in estimate for the current period. In our review of these changes for the years ended December 31, 2012, 2011 and 2010 we did not identify any material amounts that should have been recorded in a prior period.

Construction gross profit in 2012 decreased $46.5 million compared to 2011. Construction gross profit as a percent of segment revenue for 2012 decreased to 7.9% from 11.9% in 2011. The decreases were due to increased competition and challenging market conditions primarily in California. In addition, the decreases during 2012 included a net decrease of $18.1 million from revisions in estimates compared to a net increase of $6.2 million for 2011, due to lower productivity than originally anticipated (see Note 2 of "Notes to the Consolidated Financial Statements").

Large Project Construction gross profit in 2012 increased $44.3 million compared to 2011. Large Project Construction gross profit as a percent of segment revenue for 2012 increased to 17.2% from 14.4% in 2011. The increase was primarily due to a net increase of $64.6 million from revisions in estimates in 2012 due to lower than anticipated construction costs and owner directed scope changes compared to a net increase of $8.9 million in 2011 (see Note 2 of "Notes to the Consolidated Financial Statements").

Construction Materials gross profit in 2012 decreased $9.1 million compared to 2011. Construction Materials gross profit as a percent of segment revenue for 2012 decreased to 3.3% from 7.5% in 2011. The decreases are primarily due to poor economic conditions at certain California locations.

Real Estate gross profit decreased $1.9 million during 2012 when compared to 2011. The decrease was primarily due to the execution of our Enterprise Improvement Plan which reduced our real estate available for sale.

Selling, General and Administrative Expenses

The following table presents the components of selling, general and administrative expenses for the respective periods:

Years Ended December 31,	**2012**	**2011**	**2010**
(dollars in thousands)			
Selling			
Salaries and related expenses	$ 35,051	$ 33,342	$ 40,332
Other selling expenses	13,321	9,066	12,944
Total selling	48,372	42,408	53,276
General and administrative			
Salaries and related expenses	57,583	51,041	65,127
Restricted stock amortization and incentive compensation	22,452	23,925	21,664
Other general and administrative expenses	56,692	44,928	51,526
Total general and administrative	136,727	119,894	138,317
Total selling, general and administrative	$ 185,099	$ 162,302	$ 191,593
Percent of revenue	8.9%	8.1%	10.9%

Selling, general and administrative expenses for 2012 increased $22.8 million, or 14.0%, compared to 2011.

Selling Expenses
Selling expenses include the costs for aggregate permits, business development, estimating and bidding. Selling expenses can vary depending on the volume of projects in process and the number of employees assigned to estimating and bidding activities. As projects are completed or the volume of work slows down, we temporarily redeploy project employees to bid on new projects, moving their salaries and related costs from cost of revenue to selling expenses. Selling expenses for 2012 increased $6.0 million or 14.1% compared to 2011. The increase was primarily related to increased costs associated with large projects pursuits.

General and Administrative Expenses
General and administrative expenses include costs related to our operational offices that are not allocated to direct contract costs and expenses related to our corporate functions. These costs include variable cash and restricted stock performance-based incentives for select management personnel on which our compensation strategy heavily relies. The cash portion of these incentives is expensed when earned while the restricted stock portion is expensed over the vesting period of the restricted stock award (generally three years). Other general and administrative expenses include changes in the fair market value of our Non-Qualified Deferred Compensation ("NQDC") plan liability, information technology, occupancy, office supplies, depreciation, travel and entertainment, outside services, training and other miscellaneous expenses none of which individually exceeded 10% of total general and administrative expenses.

Total general and administrative expenses for 2012 increased $16.8 million or 14.0% compared to 2011 primarily due to an increase of $11.8 million or 26.2% in other general and administrative expenses. The increase in other general and administrative expenses during the year ended December 31, 2012 was primarily due to acquisition-related costs of $4.4 million and an increase of $2.0 million in the fair market value of our NQDC plan liability.

Restructuring (Gains) Charges, Net

The following table presents the components of restructuring (gains) charges, net during the respective periods:

Years ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
(Gains) impairment associated with our real estate investments, net	$ (3,093)	$ 1,452	$ 86,341
Severance costs	—	471	12,635
Impairment charges on assets held-for-sale or abandoned	—	226	7,521
Lease termination (gains) costs, net of estimated sublease income	(635)	32	2,782
Total	$ (3,728)	$ 2,181	$ 109,279

In October 2010, we announced our Enterprise Improvement Plan that included continued actions to reduce our cost structure, enhance operating efficiencies and strengthen our business to achieve long-term profitable growth. The majority of restructuring charges associated with the Enterprise Improvement Plan were recorded in 2010. The restructuring gains and charges recorded in 2012 and 2011 were the result of executing our Enterprise Improvement Plan.

During 2013, we may record up to $8.0 million of restructuring charges, primarily related to previously planned additional consolidation efforts and assets to be held-for-sale as part of our Enterprise Improvement Plan. The ultimate amount and timing of future restructuring charges is subject to market conditions and our ability to negotiate sales of certain assets at prices acceptable to us.

Gain on Sales of Property and Equipment

The following table presents the gain on sales of property and equipment for the respective periods:

Years Ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
Gain on sales of property and equipment	27,447	15,789	13,748

Gain on sales of property and equipment for 2012 increased $11.7 million, or 73.8%, compared to 2011, primarily due to an $18.0 million gain from the sale of an underutilized quarry asset in the fourth quarter of 2012. This sale was related to our process of continually optimizing our assets separate from the Enterprise Improvement Plan.

Other Income (Expense)

The following table presents the components of other income (expense) for the respective periods:

Years Ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
Interest income	$ 2,626	$ 2,878	$ 4,980
Interest expense	(10,603)	(10,362)	(9,740)
Equity in income of affiliates	1,988	2,193	756
Other income (expense), net	6,183	(4,545)	6,968
Total other income (expense)	$ 194	$ (9,836)	$ 2,964

Other income (expense), net in 2012 included a $7.4 million gain from the sale of gold, a by-product of aggregate production, partially offset by a $2.8 million non-cash impairment charge from the write-off of our cost method investment in the preferred stock of a corporation that designs and manufactures power generation equipment.

Income Taxes

The following table presents the provision for (benefit from) income taxes for the respective periods:

Years Ended December 31,	**2012**	**2011**	**2010**
(dollars in thousands)			
Provision for (benefit from) income taxes	$ 21,109	$ 23,348	$ (43,928)
Effective tax rate	26.1%	26.1%	41.3%

Our effective tax rate was essentially flat in 2012 from 2011 at 26.1%. The tax rate for the year ended December 31, 2012 included a $5.8 million release of a state valuation allowance. The tax rate for the year ended December 31, 2011 included the recognition and measurement of previously unrecognized tax benefits. The recognition and measurement of these tax benefits were the result of a favorable settlement of an income tax examination conducted by the Internal Revenue Service. Our tax rate is affected by discrete items that may occur in any given year, but are not consistent from year to year.

Amount Attributable to Noncontrolling Interests

The following table presents the amount attributable to noncontrolling interests in consolidated subsidiaries for the respective periods:

Years Ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
Amount attributable to noncontrolling interests	$ (14,637)	$ (14,924)	$ 3,465

The amount attributable to noncontrolling interests represents the noncontrolling owners' share of the income or loss of our consolidated construction joint ventures and real estate development entities.

Prior Years

Revenue: Construction revenue for the year ended December 31, 2011 increased by $100.4 million, or 10.6%, compared to the year ended December 31, 2010. The increase was primarily due to our California group entering the year with greater contract backlog and improved success rate on bidding activity, as well as more favorable weather conditions late in 2011 when compared to 2010. The increase in California was partially offset by a decrease in the Northwest primarily due to an unusually wet spring and runoff from a heavy snowpack during the first half of 2011.

Large Project Construction revenue for the year ended December 31, 2011 increased by $140.6 million, or 24.1%, compared to the year ended December 31, 2010. The increase was primarily due to increases in revenue of our Northwest sector partially offset by decreases in our East sector. Revenue in the Northwest was significantly higher in 2011 as a result of work completed on two projects that were awarded in 2010. Revenue decreased in the East in 2011 when compared to 2010 primarily due to projects nearing completion.

Construction Materials revenue for the year ended December 31, 2011 was flat compared to the year ended December 31, 2010. The construction materials business continued to be impacted by the weakness in the commercial and residential development markets.

Real Estate revenue for the year ended December 31, 2011 increased by $7.0 million, or 53.1%, compared to the year ended December 31, 2010. The increase was primarily attributable to the sale of commercial properties in California during 2011. Factors that contribute to fluctuations in revenue include national and local market conditions, entitlement status of properties and buyers access to capital.

Contract Backlog: Construction contract backlog of $513.6 million at December 31, 2011 was $48.4 million, or 10.4%, higher than at December 31, 2010. The increase was due to improved success rate on bidding activity in California offset by progress on existing projects in the Northwest and the East. New awards during the year ended December 31, 2011 included two highway rehabilitation projects of $50.8 million and $58.6 million and a rail relocation project of $41.5 million, all in California.

Large Project Construction contract backlog of $1.5 billion at December 31, 2011 was $74.9 million, or 5.2%, higher than at December 31, 2010. The increase was primarily due to an improved success rate on bidding activity in California as well as new awards and additions to existing contracts in the East. The increase was partially offset by progress on existing projects in the Northwest. New awards included a $167.8 million design-build highway project in Texas. Additionally, backlog increased on our 34% portion of a light rail project in Texas by $242.2 million due to receiving full notice to proceed.

Gross Profit (Loss): Construction gross profit in 2011 increased to $124.5 million, or 11.9% of segment revenue, from $95.7 million, or 10.1% of segment revenue, in 2010. The increases were due to increased revenues, primarily in our California sector, successful execution of overlay and highway rebuild projects in Arizona and improved cost management of our equipment fleet.

Large Project Construction gross profit in 2011 increased to $104.1 million, or 14.4% of segment revenue, from $67.3 million, or 11.5% of segment revenue, in 2010. The increase was primarily due to recognition of profit on two transit projects in New York, a transit project in Houston and a new freeway, transit and trail system in Utah, all of which reached the profit recognition threshold in 2011.

Construction Materials gross profit increased to $16.6 million, or 7.5% of segment revenue, from $12.0 million, or 5.4% of segment revenue, in 2010. The increase was primarily due to increased production efficiencies of certain plants to meet growing Construction revenue.

Real Estate gross profit remained relatively unchanged during 2011 when compared to 2010 as the residential, commercial and private markets remained depressed.

Selling, General and Administrative Expenses: Selling, general and administrative expenses decreased by $29.3 million, or 15.3%, to $162.3 million in 2011 from $191.6 million in 2010. Total selling expenses for 2011 decreased $10.9 million, or 20.4%, compared to 2010, primarily due to workforce reductions associated with our Enterprise Improvement Plan. Total general and administrative expenses for 2011 decreased $18.4 million, or 13.3%, compared to 2010. Salaries and related expenses for 2011 decreased $14.1 million compared to 2010 primarily due to the reduction in workforce associated with our Enterprise Improvement Plan as well as temporary benefit reductions and other ongoing efforts to reduce our cost structure. Other general and administrative expenses for 2011 decreased $6.6 million, or 12.8%, compared to 2010 due to our efforts to reduce our cost structure and discretionary spending, including a decrease of approximately $5.5 million in travel expenses, consulting fees and occupancy.

Restructuring Charges: During 2011 and 2010, we recorded restructuring charges of approximately $2.2 million and $109.3 million, respectively. The charges were primarily related to impairment charges on certain real estate investments of our Real Estate segment associated with our plans to orderly divest our real estate investment business subject to market conditions and our ability to negotiate sales of certain assets at prices acceptable to us. Restructuring charges during 2010 were also related to planned reductions in salaried positions that affected approximately 17% of our salaried workforce.

Other (Expense) Income: Interest income decreased $2.1 million for 2011, compared to 2010, primarily related to changes in federal and state look back interest income. Look back interest is the interest due or receivable on income tax related to revisions in estimated profitability on long-term contracts. Other (expense) income, net during 2011 consisted primarily of $3.7 million in impairment charges associated with our cost method investment in the preferred stock of a corporation that designs and manufactures power generation equipment. Other (expense) income, net during 2010 consisted primarily of $2.9 million of previously deferred income related to the sale of an investment in an affiliate in 2008.

Provision for Income Taxes: Our effective tax rate decreased to 26.1% in 2011 from 41.3% in 2010. The change was primarily due to the effect of noncontrolling interests as a percentage of net income (loss), as noncontrolling interests are not subject to income taxes on a stand-alone basis. Additionally, included in the tax rate for the year ended December 31, 2011 is the recognition and measurement of previously unrecognized tax benefits. The recognition and measurement of these tax benefits were the result of a favorable settlement of an income tax examination conducted by the Internal Revenue Service.

Amount Attributable to Noncontrolling Interests: The balance for 2011 changed compared to 2010 primarily due to $20.0 million associated with the impairment charges on our real estate held for development and sale from our plans to orderly divest of our real estate investment business. In addition, the balance changed as activity on consolidated joint venture projects neared completion.

Liquidity and Capital Resources

We believe our cash and cash equivalents, short-term investments and cash generated from operations will be sufficient to meet our expected working capital needs, capital expenditures, financial commitments, cash dividend payments, and other liquidity requirements associated with our existing operations through the next twelve months. We maintain a secured revolving credit facility of $215.0 million primarily to provide capital needs to fund growth opportunities, either internally or generated through acquisition (see "Credit Agreement" section for further discussion). We do not anticipate that this credit facility will be required to fund future working capital needs. If we experience a prolonged change in our business operating results or make a significant acquisition, we may need to acquire additional sources of financing, which, if available, may be limited by the terms of our existing debt covenants, or may require the amendment of our existing debt agreements.

The following table presents our cash, cash equivalents and marketable securities, including amounts from our consolidated joint ventures, as of the respective dates:

December 31,	**2012**	**2011**
(in thousands)		
Cash and cash equivalents excluding consolidated joint ventures	$ 216,125	$ 181,868
Consolidated construction joint venture cash and cash equivalents[1]	105,865	75,122
Total consolidated cash and cash equivalents	321,990	256,990
Short-term and long-term marketable securities[2]	111,430	149,658
Total cash, cash equivalents and marketable securities	$ 433,420	$ 406,648

[1]The volume and stage of completion of contracts from our consolidated construction joint ventures may cause fluctuations in joint venture cash and cash equivalents between periods. These funds generally are not available for the working capital or other liquidity needs of Granite.
[2]See Note 3 of "Notes to the Consolidated Financial Statements" for the composition of our marketable securities.

Our primary sources of liquidity are cash and cash equivalents and marketable securities. We may also from time to time issue and sell equity, debt or hybrid securities or engage in other capital market transactions.

Our cash and cash equivalents consisted of commercial paper, deposits and money market funds held with established national financial institutions. Marketable securities consist of U.S. government and agency obligations, commercial paper, municipal bonds and corporate bonds. Cash and cash equivalents held by our consolidated joint ventures represent the working capital needs of each joint venture's project. The decision to distribute joint venture cash must generally be made jointly by all of the partners and, accordingly, these funds generally are not available for the working capital or other liquidity needs of Granite.

Our principal uses of liquidity are paying the costs and expenses associated with our operations, servicing outstanding indebtedness, making capital expenditures and paying dividends on our capital stock. We may also from time to time prepay or repurchase outstanding indebtedness and acquire assets or businesses that are complementary to our operations, such as with the acquisition of Kenny during 2012.

Cash Flows

Years Ended December 31,	**2012**	**2011**	**2010**
(in thousands)			
Net cash provided by (used in):			
Operating activities	$ 91,790	$ 92,345	$ 29,318
Investing activities	(42,554)	(27,728)	(60,435)
Financing activities	15,764	(59,649)	(55,817)

Cash provided by operating activities decreased $0.6 million in 2012 when compared to 2011. This decrease was primarily driven by a decrease in net income partially offset by a favorable change in working capital items in 2012 compared to 2011.

Cash used in investing activities was $14.8 million higher in 2012 than in 2011 primarily due to $79.6 million associated with the acquisition of Kenny during 2012 partially offset by a $51.5 million decrease in net purchases of marketable securities.

Cash provided by financing activities increased $75.4 million in 2012 compared to 2011. The primary reason for this change was a $70.0 million increase in proceeds from long-term debt due to borrowings from our revolving credit facility associated with the acquisition of Kenny.

Capital Expenditures

During the year ended December 31, 2012, we had capital expenditures of $37.6 million compared to $45.0 million in 2011. Major capital expenditures are typically for aggregate and asphalt production facilities, aggregate reserves, construction equipment, buildings and leasehold improvements and investments in our information technology systems. The timing and amount of such expenditures can vary based on the progress of planned capital projects, the type and size of construction projects, changes in business outlook and other factors. We currently anticipate investing between $40.0 million and $60.0 million in capital expenditures during 2013.

Debt and Contractual Obligations

The following table summarizes our significant obligations outstanding as of December 31, 2012:

	Payments Due by Period				
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt - principal	$ 290,130	$ 19,059	$ 40,966	$ 150,049	$ 80,056
Long-term debt - interest[1]	68,475	13,731	28,047	19,360	7,337
Operating leases[2]	36,288	6,983	10,466	6,960	11,879
Other purchase obligations[3]	4,854	3,417	1,437	—	—
Deferred compensation obligations[4]	24,148	3,814	6,830	4,185	9,319
Total	$ 423,895	$ 47,004	$ 87,746	$ 180,554	$ 108,591

[1] Included in the total is $0.2 million related to mortgages, the terms of which include variable interest rates that range from 4.5% to 5.75%. Also included in this balance is $6.9 million in interest related to borrowings under our Credit Agreement, the terms of which include a variable interest rate that was 2.56% as of December 31, 2012. The future payments were calculated using rates in effect as of December 31, 2012 and may differ from actual results.

[2] These obligations represent the minimum rental commitments and minimum royalty requirements under all noncancellable operating leases. See Note 18 of "Notes to the Consolidated Financial Statements."

[3] These obligations represent firm purchase commitments for equipment and other goods and services not connected with our construction contract backlog which are individually greater than $10,000 and have an expected fulfillment date after February 28, 2013.

[4] The timing of expected payment of deferred compensation is based on estimated dates of retirement. Actual dates of retirement could be different and would cause the timing of payments to change.

In addition to the significant obligations described above, as of December 31, 2012, we had the following obligations, which were excluded from the foregoing table:

- approximately $3.2 million associated with uncertain tax positions filed on our tax returns were excluded because we cannot make a reasonably reliable estimate of the timing of potential payments relative to such reserves; and
- asset retirement obligations of $26.6 million associated with our owned and leased quarry properties were excluded because the majority of them have an estimated settlement date beyond five years (see Note 8 of "Notes to the Consolidated Financial Statements").

Credit Agreement

We have a $215.0 million committed revolving credit facility, with a sublimit for letters of credit of $100.0 million (the "Credit Agreement"), which expires on October 11, 2016. Borrowings under the Credit Agreement bear interest at LIBOR or a base rate (at our option), plus an applicable margin based on certain financial ratios calculated quarterly. LIBOR varies based on the applicable loan term, market conditions and other external factors. The applicable margin was 2.25% for loans bearing interest based on LIBOR and 1.25%for loans bearing interest at the base rate at December 31, 2012. Accordingly, the effective interest rate was between 2.56% and 4.50% at December 31, 2012. Borrowings at the base rate have no designated term and may be repaid without penalty any time prior to the Credit Agreement's maturity date. Borrowings at a Eurodollar rate have a term no less than one month and no greater than one year. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a Eurodollar rate with similar terms, not to exceed the maturity date of the Credit Agreement. Our obligations under the Credit Agreement are guaranteed by certain of our subsidiaries and are collateralized on an equivalent basis with the obligations under the 2013 Notes and the 2019 Notes (each defined below) by first priority liens (subject only to other liens permitted under the Credit Agreement) on substantially all of the assets of the Company and our subsidiaries that are guarantors or borrowers under the Credit Agreement. At December 31, 2012, there was a revolving loan of $70.0 million outstanding under the Credit Agreement related to financing the Kenny acquisition, the balance of which is included in long-term debt on our consolidated balance sheet. In addition, there were standby letters of credit totaling approximately $10.9 million as of December 31, 2012. The letters of credit will expire between March and October 2013.

The Credit Agreement provides for the release of the liens securing the obligations, at our option and expense, after June 30, 2013, so long as certain conditions as defined by the terms in the Credit Agreement are satisfied ("Collateral Release Period"). If, subsequently, our Consolidated Fixed Charge Coverage Ratio is less than 1.25 or our Consolidated Leverage Ratio is greater than 2.50, then we will be required to promptly re-pledge substantially all of the assets of the Company and our subsidiaries that are guarantors or borrowers under the Credit Agreement.

Senior Notes Payable

As of December 31, 2012, senior notes payable in the amount of $8.3 million were due to a group of institutional holders in 2013 and bear interest at 6.96% per annum ("2013 Notes"). In addition, senior notes payable in the amount of $200.0 million were due to a second group of institutional holders in five equal annual installments beginning in 2015 and bear interest at 6.11% per annum ("2019 Notes").

Our obligations under the note purchase agreements governing the 2013 Notes and 2019 Notes (the "2013 NPA" and the "2019 NPA," respectively) are guaranteed by certain of our subsidiaries and are collateralized on an equivalent basis with the Credit Agreement by liens on substantially all of the assets of the Company and subsidiaries that are guarantors or borrowers under the Credit Agreement. The 2013 NPA and 2019 NPA provide for the release of liens and re-pledge of collateral on substantially the same terms and conditions as those set forth in the Credit Agreement.

Surety Bonds and Real Estate Mortgages

We are generally required to provide various types of surety bonds that provide an additional measure of security under certain public and private sector contracts. At December 31, 2012, approximately $1.6 billion of our contract backlog was bonded. Performance bonds do not have stated expiration dates; rather, we are generally released from the bonds after the owner accepts the work performed under contract. The ability to maintain bonding capacity to support our current and future level of contracting requires that we maintain cash and working capital balances satisfactory to our sureties.

A significant portion of our real estate held for development and sale is subject to mortgage indebtedness. All of this indebtedness is non-recourse to Granite but is recourse to the real estate entities that incurred the indebtedness. The terms of this indebtedness are typically renegotiated to reflect the evolving nature of the real estate projects as they progress through acquisition, entitlement and development. Modification of these terms may include changes in loan-to-value ratios requiring the real estate entities to pay down portions of the debt. As of December 31, 2012, the principal amount of debt of our consolidated real estate entities secured by mortgages was $11.6 million, of which $10.7 million was included in current liabilities and $0.9 million was included in long-term liabilities on our consolidated balance sheet.

Covenants and Events of Default

The most significant restrictive covenants under the terms of our 2013 NPA, 2019 NPA and Credit Agreement require the maintenance of a minimum Consolidated Tangible Net Worth, a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio. The calculations and terms of such financial covenants are defined in the Credit Agreement filed as Exhibit 10.1 to our Form 10-Q filed November 7, 2012 and in the applicable 2013 NPA and 2019 NPA agreements filed as Exhibit 10.6 and Exhibit 10.7 to our Form 10-Q filed November 7, 2012. As of December 31, 2012 and pursuant to the definitions in the agreements, our Consolidated Tangible Net Worth was $753.1 million, which exceeded the minimum of $665.7 million, the Consolidated Interest Coverage Ratio was 9.52, which exceeded the minimum of 4.00 and the Consolidated Leverage Ratio was 2.39, which did not exceed the maximum of 3.25 for the Credit Agreement and the maximum of 3.50 for the 2013 NPA and 2019 NPA. The maximum Consolidated Leverage Ratio for the Credit Agreement and 2013 NPA and 2019 NPA decreases to 3.00 and 3.25, respectively, for the quarter ending December 31, 2013, and each quarter ending thereafter. During any Collateral Release Period, the maximum Consolidated Leverage Ratio decreases to 2.50.

Our debt and credit agreements require us to comply with various affirmative, restrictive and financial covenants, including the financial covenants described above. Our failure to comply with any of these covenants, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the applicable agreements. Under certain circumstances, the occurrence of an event of default under one of our debt or credit agreements (or the acceleration of the maturity of the indebtedness under one of our agreements) may constitute an event of default under one or more of our other debt or credit agreements. Default under our debt and credit agreements could result in (1) us no longer being entitled to borrow under the agreements, (2) termination of the agreements, (3) the requirement that any letters of credit under the agreements be cash collateralized, (4) acceleration of the maturity of outstanding indebtedness under the agreements and/or (5) foreclosure on any collateral securing the obligations under the agreements.

As of December 31, 2012, we were in compliance with the covenants contained in our senior note agreements, Credit Agreement, and debt agreements related to our consolidated real estate entities. We are not aware of any non-compliance by any of our unconsolidated entities with the covenants contained in their debt agreements. Subsequent to December 31, 2012, one of our consolidated real estate entities was in default under a debt agreement as a result of its failure to make a timely payment. The affected loan is non-recourse to Granite and the default does not result in cross-defaults under other debt agreements under which Granite is the obligor; however, there is recourse to the real estate entity that incurred the debt. The real estate entity in default is currently in discussions with the lender to revise the terms of the defaulted debt agreement.

Share Purchase Program

In 2007, our Board of Directors authorized us to purchase up to $200.0 million of our common stock at management's discretion. As of December 31, 2012, $64.1 million was available for purchase. We did not purchase shares under the share purchase program in any of the periods presented.

Joint Ventures; Off-Balance-Sheet Arrangements

We participate in various construction joint venture partnerships in order to share expertise, risk and resources for certain highly complex projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project.

Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides all administrative, accounting and most of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in certain of our current joint venture projects and are a non-sponsoring partner in others.

We also participate in various "line item" joint venture agreements under which each partner is responsible for performing certain discrete items of the total scope of contracted work. The revenue for these discrete items is defined in the contract with the project owner and each venture partner bears the profitability risk associated with its own work. There is not a single set of books and records for a line item joint venture. Each partner accounts for its items of work individually as it would for any self-performed contract. We account for our portion of these contracts as project revenues and costs in our accounting system and include receivables and payables associated with our work in our consolidated financial statements.

A venture's contract with the project owner typically requires joint and several liability among the joint venture partners. Although our agreements with our joint venture partners for both construction joint ventures and line item joint ventures provide that each party will assume and fund its share of any losses resulting from a project, if one of our partners is unable to pay its share we would be fully liable under our contract with the project owner. Circumstances that could lead to a loss under these guarantee arrangements include a partner's inability to contribute additional funds to the venture in the event that the project incurred a loss or additional costs that we could incur should the partner fail to provide the services and resources toward project completion that had been committed to in the joint venture agreement.

At December 31, 2012, we had approximately $1.6 billion of construction revenue to be recognized on unconsolidated and line item construction joint venture contracts, of which $553.8 million represented our share and the remaining $1.1 billion represented our partners' share. We are not able to estimate other amounts that may be required beyond the remaining cost of the work to be performed. These costs could be offset by billings to the customer or by proceeds from our partners' corporate and/or other guarantees.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updated ("ASU") No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. This ASU will be effective commencing with our quarter ending March 31, 2013. We do not expect the adoption of this ASU to have an impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. This ASU gives companies the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. This ASU will be effective commencing with our quarter ending March 31, 2013. We do not expect the adoption of this ASU to have an impact on our consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an investment portfolio of various holdings, types and maturities. We place our cash investments in instruments that meet high credit quality standards, as specified in our investment policy. This policy prohibits investments in auction rate and asset-backed securities. It also limits the amount of credit exposure to any one issue, issuer or type of instrument. The portfolio is limited to an average maturity of no more than one year from date of purchase. On an ongoing basis we monitor credit ratings, financial condition and other factors that could affect the carrying amount of our investment portfolio.

Marketable securities, consisting of U.S. government and agency obligations, commercial paper, corporate bonds and municipal bonds, are generally classified as held-to-maturity and are stated at cost, adjusted for amortization of premiums and discounts to maturity.

We are exposed to financial market risks due largely to changes in interest rates, which we have managed primarily by managing the maturities in our investment portfolio. We do not have any material business transactions in foreign currencies.

We are exposed to various commodity price risks, including, but not limited to, diesel fuel, natural gas, propane, steel, cement and liquid asphalt arising from transactions that are entered into in the normal course of business. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Additionally, some of our contracts include commodity price escalation clauses which partially protect us from increasing prices. At times we enter into supply agreements or pre-purchase commodities to secure pricing and use financial contracts to further manage price risk. As of December 31, 2012 and 2011, we had no material financial contracts in place.

The fair value of our short-term held-to-maturity investment portfolio and related income would not be significantly affected by changes in interest rates since the investment maturities are short and the interest rates are primarily fixed. The fair value of our long-term held-to-maturity investment portfolio may be affected by changes in interest rates.

Given the short-term nature of certain investments, our investment income is subject to the general level of interest rates in the United States at the time of maturity and reinvestment.

We had outstanding senior notes payable, which carry a fixed interest rate per annum, as follows (in millions):

December 31,		**2012**
Principal payments due in nine equal installments that began in 2005, 6.96%	$	8.3
Principal payments due in five equal installments beginning in 2015, 6.11%		200.0
Total	$	208.3

At December 31, 2012, there was $70.0 million in revolving loans outstanding under the Credit Agreement related to financing the Kenny acquisition, which is included in long-term debt on our consolidated balance sheet. These borrowings bear interest at LIBOR or a base rate (at our option), plus an applicable margin based on certain financial ratios calculated quarterly. The applicable margin was 2.25% for loans bearing interest based on LIBOR and 1.25% for loans bearing interest at the base rate at December 31, 2012. Accordingly, the effective interest rate was between 2.56% and 4.50% at December 31, 2012.

The table below presents principal amounts due by year and related weighted average interest rates for our cash and cash equivalents, held-to-maturity investments and other significant debt obligations as of December 31, 2012 (dollars in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Assets							
Cash, cash equivalents, held-to-maturity investments	$ 378,078	$ 10,000	$ 14,439	$ 15,903	$ 15,000	$ —	$ 433,420
Weighted average interest rate	0.48%	0.27%	0.44%	0.70%	1.07%	—%	0.50%
Liabilities							
Fixed rate debt							
Senior notes payable	$ 8,333	$ —	$ 40,000	$ 40,000	$ 40,000	$ 80,000	$ 208,333
Weighted average interest rate	6.96%	—%	6.11%	6.11%	6.11%	6.11%	6.00%
Variable rate debt							
Credit Agreement loan	$ —	$ —	$ —	$ 70,000	$ —	$ —	$ 70,000
Weighted average interest rate[1]	—%	—%	—%	2.56%	—%	—%	2.56%

[1]The weighted average interest rate was calculated using rates in effect as of December 31, 2012 and may differ from actual results.

The estimated fair value of our cash, cash equivalents and short-term held-to-maturity investments approximates the principal amounts reflected above based on the generally short maturities of these financial instruments. The estimated fair value of our long-term held-to-maturity investments approximates the principal amounts above due to the relatively minor difference between the effective yields of these investments and rates currently available on similar instruments. Rates currently available to us for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Based on the fixed borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair value of the senior notes payable was approximately $243.1 million as of December 31, 2012 and $250.5 million as of December 31, 2011 and the fair value of the Credit Agreement loan was approximately $70.4 million as of December 31, 2012.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Granite, the supplementary data and the independent registered public accounting firm's report are incorporated by reference from Part IV, Item 15(1) and (2):

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets - At December 31, 2012 and 2011

Consolidated Statements of Operations - Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Shareholders' Equity - Years Ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows - Years Ended December 31, 2012, 2011 and 2010

Notes to the Consolidated Financial Statements

Quarterly Financial Data (unaudited)

Schedule II - Schedule of Valuation and Qualifying Accounts

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Our management carried out, as of December 31, 2012, with the participation of our Chief Executive Officer and our Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting: There were changes in our internal controls over financial reporting that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In particular, as was disclosed in our Quarterly Report on Form 10-Q for the three months ended September 30, 2012, we implemented new enterprise resource planning software during the first quarter of 2012. In the third and fourth quarters of 2012 we modified existing internal controls as part of the ongoing integration of such enterprise resource planning software.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d -15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

We acquired Kenny Construction Company ("Kenny") effective December 31, 2012. Kenny had total assets that were 15.5% of consolidated assets as of December 31, 2012, and we did not record any revenues for Kenny. As the acquisition occurred during the last twelve months, the scope of our assessment of the effectiveness of internal control over financial reporting does not include Kenny. This exclusion is in accordance with the Securities Exchange Commission's general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

Independent Registered Public Accounting Firm Report: PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the Company's internal control over financial reporting as of December 31, 2012. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, is included in "Item 15. Exhibits and Financial Statement Schedules" under the heading "Report of Independent Registered Public Accounting Firm."

Item 9B. OTHER INFORMATION

Not Applicable.

PART III

Certain information required by Part III is omitted from this report. We will file our definitive proxy statement for our Annual Meeting of Shareholders to be held on June 6, 2013 (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, and certain information included therein is incorporated herein by reference.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For information regarding our Directors and compliance with Section 16(a) of the Securities Exchange Act of 1934, we direct you to the sections entitled "Proposal 1 - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Proxy Statement. For information regarding our Audit/Compliance Committee and our Audit/Compliance Committee's financial expert, we direct you to the section entitled "Information about the Board of Directors and Corporate Governance - Committees of the Board - Audit/Compliance Committee" in the Proxy Statement. For information regarding our Code of Conduct, we direct you to the section entitled "Information about the Board of Directors and Corporate Governance - Code of Conduct" in the Proxy Statement. Information regarding our executive officers is contained in the section entitled "Executive Officers of the Registrant," in Part I, Item I of this report. This information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

For information regarding our Executive Compensation, we direct you to the section captioned "Executive and Director Compensation and Other Matters" in the Proxy Statement. This information is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is located in the sections captioned "Stock Ownership of Beneficial Owners and Certain Management" and "Equity Compensation Plan Information" in the Proxy Statement. This information is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

You will find this information in the sections captioned "Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance - Director Independence" in the Proxy Statement. This information is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

You will find this information in the section captioned "Independent Registered Public Accountants - Principal Accountant Fees and Services" in the Proxy Statement. This information is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements. The following consolidated financial statements and related documents are filed as part of this report:

2. Financial Statement Schedule. The following financial statement schedule of Granite for the years ended December 31, 2012, 2011 and 2010 is filed as part of this report and should be read in conjunction with the consolidated financial statements of Granite.

Schedules not listed above have been omitted because the required information is either not material, not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits. The Exhibits listed in the accompanying Exhibit Index, which is incorporated herein by reference, are filed or incorporated by reference as part of, or furnished with, this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Granite Construction Incorporated:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(1) present fairly, in all material respects, the financial position of Granite Construction Incorporated and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, management has excluded Kenny Construction Company from its assessment of internal control over financial reporting as of December 31, 2012 because it was acquired by the Company in a purchase business combination effective December 31, 2012. We have also excluded Kenny Construction Company from our audit of internal control over financial reporting. Kenny Construction Company is a wholly-owned subsidiary whose total assets represent 15.5% of consolidated assets as of December 31, 2012. There were no revenues recorded for Kenny Construction Company for the year ended December 31, 2012.

/s/PricewaterhouseCoopers LLP
San Francisco, California
March 1, 2013

GRANITE CONSTRUCTION INCORPORATED
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share and per share data)

December 31,	2012	2011
ASSETS		
Current assets		
Cash and cash equivalents ($105,865 and $75,122 related to consolidated construction joint ventures ("CCJV"))	$ 321,990	$ 256,990
Short-term marketable securities	56,088	70,408
Receivables, net ($43,902 and $30,332 related to CCJVs)	325,529	251,838
Costs and estimated earnings in excess of billings	34,116	37,703
Inventories	59,785	50,975
Real estate held for development and sale	50,223	67,037
Deferred income taxes	36,687	38,571
Equity in construction joint ventures	105,805	101,029
Other current assets	31,834	35,171
Total current assets	1,022,057	909,722
Property and equipment, net ($41,114 and $8,671 related to CCJVs)	481,478	447,140
Long-term marketable securities	55,342	79,250
Investments in affiliates	30,799	31,071
Goodwill	55,419	9,900
Other noncurrent assets	84,392	70,716
Total assets	$ 1,729,487	$ 1,547,799
LIABILITIES AND EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 8,353	$ 9,102
Current maturities of non-recourse debt	10,707	23,071
Accounts payable ($34,536 and $38,193 related to CCJVs)	202,541	158,660
Billings in excess of costs and estimated earnings ($72,490 and $22,251 related to CCJVs)	139,692	90,845
Accrued expenses and other current liabilities ($8,312 and $5,129 related to CCJVs)	169,979	166,790
Total current liabilities	531,272	448,468
Long-term debt	270,148	208,501
Long-term non-recourse debt	922	9,912
Other long-term liabilities	47,124	49,221
Deferred income taxes	8,163	4,034
Commitments and contingencies		
Equity		
Preferred stock, $0.01 par value, authorized 3,000,000 shares, none outstanding	—	—
Common stock, $0.01 par value, authorized 150,000,000 shares; issued and outstanding 38,730,665 shares as of December 31, 2012 and 38,682,771 shares as of December 31, 2011	387	387
Additional paid-in capital	117,422	111,514
Retained earnings	712,144	687,296
Total Granite Construction Incorporated shareholders' equity	829,953	799,197
Noncontrolling interests	41,905	28,466
Total equity	871,858	827,663
Total liabilities and equity	$ 1,729,487	$ 1,547,799

The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Years Ended December 31,	2012	2011	2010
Revenue			
Construction	$ 984,106	$ 1,043,614	$ 943,245
Large project construction	863,217	725,043	584,406
Construction materials	230,642	220,583	222,058
Real estate	5,072	20,291	13,256
Total revenue	2,083,037	2,009,531	1,762,965
Cost of revenue			
Construction	906,143	919,108	847,536
Large project construction	714,799	620,935	517,099
Construction materials	223,070	203,942	210,040
Real estate	4,266	17,583	10,506
Total cost of revenue	1,848,278	1,761,568	1,585,181
Gross profit	234,759	247,963	177,784
Selling, general and administrative expenses	185,099	162,302	191,593
Restructuring (gains) charges, net	(3,728)	2,181	109,279
Gain on sales of property and equipment	27,447	15,789	13,748
Operating income (loss)	80,835	99,269	(109,340)
Other income (expense)			
Interest income	2,626	2,878	4,980
Interest expense	(10,603)	(10,362)	(9,740)
Equity in income of affiliates	1,988	2,193	756
Other income (expense), net	6,183	(4,545)	6,968
Total other income (expense)	194	(9,836)	2,964
Income (loss) before provision for (benefit from) income taxes	81,029	89,433	(106,376)
Provision for (benefit from) income taxes	21,109	23,348	(43,928)
Net income (loss)	59,920	66,085	(62,448)
Amount attributable to noncontrolling interests	(14,637)	(14,924)	3,465
Net income (loss) attributable to Granite Construction Incorporated	$ 45,283	$ 51,161	$ (58,983)
Net income (loss) per share attributable to common shareholders (see Note 16)			
Basic	$ 1.17	$ 1.32	$ (1.56)
Diluted	$ 1.15	$ 1.31	$ (1.56)
Weighted average shares of common stock			
Basic	38,447	38,117	37,820
Diluted	39,076	38,473	37,820
Dividends per common share	$ 0.52	$ 0.52	$ 0.52

The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Outstanding Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Granite Shareholders' Equity	Noncontrolling Interests	Total Equity
Balances at December 31, 2009	38,635,021	$ 386	$ 94,633	$ 735,632	$ 830,651	$ 51,905	$ 882,556
Net loss	—	—	—	(58,983)	(58,983)	(3,465)	(62,448)
Restricted stock and stock issued for services, net of forfeitures	214,128	2	1,003	—	1,005	—	1,005
Amortized restricted stock	—	—	13,040	—	13,040	—	13,040
Purchase of common stock	(132,093)	(1)	(3,640)	—	(3,641)	—	(3,641)
Cash dividends on common stock	—	—	—	(20,165)	(20,165)	—	(20,165)
Net tax on stock-based compensation	—	—	(815)	—	(815)	—	(815)
Transactions with noncontrolling interests, net	—	—	—	—	—	(13,836)	(13,836)
Stock options exercised and other	28,486	—	11	(72)	(61)	—	(61)
Balances at December 31, 2010	38,745,542	387	104,232	656,412	761,031	34,604	795,635
Net income	—	—	—	51,161	51,161	14,924	66,085
Stock units vested	80,245	1	(1)	—	—	—	—
Amortized restricted stock	—	—	12,155	—	12,155	—	12,155
Purchase of common stock	(143,527)	(1)	(4,028)	—	(4,029)	—	(4,029)
Cash dividends on common stock	—	—	—	(20,107)	(20,107)	—	(20,107)
Net tax on stock-based compensation	—	—	(1,360)	—	(1,360)	—	(1,360)
Transactions with noncontrolling interests, net	—	—	—	—	—	(21,062)	(21,062)
Other	511	—	516	(170)	346	—	346
Balances at December 31, 2011	38,682,771	387	111,514	687,296	799,197	28,466	827,663
Net income	—	—	—	45,283	45,283	14,637	59,920
Stock units vested	191,285	2	(1)	—	1	—	1
Amortized restricted stock	—	—	11,475	—	11,475	—	11,475
Purchase of common stock	(161,080)	(2)	(4,852)	—	(4,854)	—	(4,854)
Cash dividends on common stock	—	—	—	(20,117)	(20,117)	—	(20,117)
Net tax on stock-based compensation	—	—	(1,573)	—	(1,573)	—	(1,573)
Noncontrolling interests from acquisition	—	—	—	—	—	14,788	14,788
Transactions with noncontrolling interests, net	—	—	—	—	—	(15,986)	(15,986)
Stock options exercised and other	17,689	—	859	(318)	541	—	541
Balances at December 31, 2012	38,730,665	$ 387	$ 117,422	$ 712,144	$ 829,953	$ 41,905	$ 871,858

The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Years Ended December 31,	2012	2011	2010
Operating activities			
Net income (loss)	$ 59,920	$ 66,085	$ (62,448)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash restructuring, net	(3,093)	1,678	93,862
Other non-cash impairment charges	3,238	5,067	821
Depreciation, depletion and amortization	56,101	60,546	74,435
Gain on sales of property and equipment	(27,447)	(15,789)	(13,748)
Change in deferred income tax	6,013	8,566	(39,289)
Stock-based compensation	11,475	12,155	13,040
Changes in assets and liabilities, net of the effects of acquisition:			
Receivables	9,415	(2,258)	39,070
Costs and estimated earnings in excess of billings, net	2,780	(56,524)	(35,756)
Inventories	(8,079)	43	(5,368)
Real estate held for development and sale	(479)	(3,704)	(14,743)
Equity in construction joint ventures	2,446	(26,313)	(8,230)
Other assets, net	9,377	(11)	6,352
Accounts payable	(9,472)	28,960	(1,871)
Accrued expenses and other current liabilities, net	(20,405)	13,844	(16,809)
Net cash provided by operating activities	91,790	92,345	29,318
Investing activities			
Purchases of marketable securities	(124,596)	(155,122)	(121,626)
Maturities of marketable securities	90,100	110,875	74,000
Proceeds from sale of marketable securities	75,000	33,268	15,000
Purchase of company owned life insurance	(66)	(359)	(6,117)
Additions to property and equipment	(37,622)	(45,035)	(37,004)
Proceeds from sales of property and equipment	34,392	27,959	21,148
Purchase of private preferred stock	—	(50)	(6,400)
Acquisition of business, net of cash acquired	(79,640)	—	—
Other investing activities, net	(122)	736	564
Net cash used in investing activities	(42,554)	(27,728)	(60,435)
Financing activities			
Proceeds from long-term debt	70,495	2,122	1,918
Long-term debt principal payments	(11,751)	(16,907)	(19,829)
Cash dividends paid	(20,117)	(20,117)	(20,150)
Purchase of common stock	(4,854)	(4,029)	(3,641)
Contributions from noncontrolling partners	107	519	7,321
Distributions to noncontrolling partners	(16,093)	(21,581)	(21,498)
Other financing activities, net	(2,023)	344	62
Net cash provided by (used in) financing activities	15,764	(59,649)	(55,817)
Increase (decrease) in cash and cash equivalents	65,000	4,968	(86,934)
Cash and cash equivalents at beginning of year	256,990	252,022	338,956
Cash and cash equivalents at end of year	$ 321,990	$ 256,990	$ 252,022

The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

Years Ended December 31,	**2012**	**2011**	**2010**
Supplementary Information			
Cash paid during the period for:			
Interest	$ 11,484	$ 16,239	$ 15,715
Income taxes	24,616	24,783	3,861
Non-cash investing and financing activities:			
Restricted stock/units issued, net of forfeitures	$ 14,175	$ 6,874	$ 9,192
Accrued cash dividends	5,035	5,028	5,038
Debt payments out of escrow from sale of assets	1,109	14,447	6,064
Debt extinguishment from joint venture interest assignment	18,612	—	—
Debt payment from refinance	1,150	—	—
Purchase price adjustment payable under acquisition	8,721	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business: Granite Construction Incorporated is a heavy civil contractor and a construction materials producer. We are engaged in the construction of roads, highways, mass transit facilities, airport infrastructure, bridges, trenchless and underground utilities, electrical utilities, tunnels, dams and canals. We are also diversified into real estate investment and development. We have offices in Alaska, Arizona, California, Colorado, Florida, Illinois, Nevada, New York, Pennsylvania, Texas, Utah and Washington. Unless otherwise indicated, the terms "we," "us," "our," "Company" and "Granite" refer to Granite Construction Incorporated and its consolidated subsidiaries.

Principles of Consolidation: The consolidated financial statements include the accounts of Granite Construction Incorporated and its wholly owned and majority owned subsidiaries. All material inter-company transactions and accounts have been eliminated. We use the equity method of accounting for affiliated companies where we have the ability to exercise significant influence, but not control. Additionally, we participate in joint ventures with other construction companies and various real estate ventures. We have consolidated these ventures where we have determined that through our participation we have a variable interest and are the primary beneficiary as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, and related standards. Effective January 1, 2010, we adopted the new consolidation requirements applicable to our construction and real estate joint ventures that are considered variable interest entities ("VIEs") as defined by ASC Topic 810. The method we use to determine the primary beneficiary of a VIE is as follows:

- determine the VIE's primary beneficiary using a qualitative approach based on:
  - i) the power to direct the activities that most significantly impact the economic performance of the VIE; and
  - ii) the obligation to absorb losses or right to receive benefits of the VIE that could be significant.
- ongoing evaluation of the VIE's primary beneficiary; and
- disclosures about a company's involvement with the VIE including separate presentation on the consolidated balance sheets of a consolidated VIE's non-recourse debt.

Where we have determined we are not the primary beneficiary of a venture but do exercise significant influence, we account for our share of the operations of jointly controlled construction joint ventures on a pro rata basis in the consolidated statements of operations and as a single line item in the consolidated balance sheets and we account for real estate entities under the equity method of accounting, as a single line item in both the consolidated statements of operations and in the consolidated balance sheets.

Use of Estimates in the Preparation of Financial Statements: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates, judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Revenue Recognition - Construction Contracts: Revenue and earnings on construction contracts, including construction joint ventures, are recognized under the percentage of completion method using the ratio of costs incurred to estimated total costs. Revenue in an amount equal to cost incurred is recognized prior to contracts reaching at least 25% completion, thus deferring the related profit. It is our judgment that until a project reaches at least 25% completion, there is insufficient information to determine the estimated profit on the project with a reasonable level of certainty. In the case of large, complex design/build projects we may defer profit recognition beyond the point of 25% completion based on an evaluation of specific project risks. The factors considered in this evaluation include the stage of design completion, the stage of construction completion, status of outstanding purchase orders and subcontracts, certainty of quantities of labor and materials, certainty of schedule and the relationship with the owner.

Revenue from contract claims is recognized when we have a signed agreement and payment is assured. Revenue from contract change orders, which occur in most large projects, is recognized when the owner has agreed to the change order in writing. Provisions are recognized in the consolidated statements of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. All contract costs, including those associated with claims and change orders, are recorded as incurred and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract cost consists of direct costs on contracts, including labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense (primarily depreciation, fuel, maintenance and repairs).

The accuracy of our revenue and profit recognition in a given period depends on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. The most significant of these include:

- the completeness and accuracy of the original bid;
- costs associated with added scope changes;
- costs of labor and/or materials;
- extended overhead due to owner, weather and other delays;
- subcontractor performance issues;
- changes in productivity expectations;
- site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);
- continuing changes from original design on design/build projects;
- the availability and skill level of workers in the geographic location of the project; and
- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the stage of completion of contracts in process and the mix of contracts at different margins may cause fluctuations in gross profit between periods. Substantial changes in cost estimates, particularly in our larger, more complex projects have had, and can in future periods have, a significant effect on our profitability.

Revenue Recognition - Materials: Revenue from the sale of materials is recognized when delivery occurs and risk of ownership passes to the customer.

Revenue Recognition - Real Estate: Revenue from the sale of real estate is recognized when title passes to the new owner, receipt of funds is reasonably assured and we do not have substantial continuing obligations on the property. If the criteria for recognition of a sale are not met, we account for the continuing operations of the property by applying the deposit, finance, installment or cost recovery methods, as appropriate. We use estimates and forecasts to determine total costs at completion of the development project to calculate cost of revenue related to sales transactions.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Balance Sheet Classifications: Amounts receivable and payable under construction contracts (principally retentions) that may extend beyond one year are included in current assets and liabilities. Additionally, the cost of property purchased for development and sale is included in current assets. A one-year time period is used as the basis for classifying all other current assets and liabilities.

Cash and Cash Equivalents: Cash equivalents are securities having remaining maturities of three months or less from the date of purchase. Included in cash and cash equivalents on our consolidated balance sheets as of December 31, 2012 and 2011, was $105.9 million and $75.1 million, respectively, related to our consolidated joint ventures. Our access to joint venture cash may be limited by the provisions of the venture agreements.

Costs and Estimated Earnings in Excess of Billings: Costs and estimated earnings in excess of billings represent unbilled amounts earned and reimbursable under contracts. These amounts become billable according to the contract terms, which usually consider the passage of time, achievement of milestones or completion of the project. Generally, such unbilled amounts will be billed and collected over the next twelve months. Based on our historical experience, we generally consider the collection risk related to these amounts to be low. When events or conditions indicate that the amounts outstanding may become uncollectible, an allowance is estimated and recorded.

Marketable Securities: We determine the classification of our marketable securities at the time of purchase and re-evaluate these determinations at each balance sheet date. Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Held-to-maturity investments are stated at amortized cost. Amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, and is included in interest income. Realized gains and losses are included in other income (expense), net. The cost of securities sold or called is based on the specific identification method.

Financial Instruments: The carrying value of marketable securities approximates their fair value as determined by market quotes. Rates currently available to us for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The carrying value of receivables and other amounts arising out of normal contract activities, including retentions, which may be settled beyond one year, is estimated to approximate fair value.

Derivative Instruments: We are exposed to various commodity price risks, including, but not limited to, diesel fuel, natural gas, propane, steel, cement and liquid asphalt arising from transactions that are entered into in the normal course of business. At times we manage this risk through supply agreements or we pre-purchase commodities to secure pricing and use financial contracts to further manage price risk. All derivative instruments are recorded on the balance sheet at fair value. We do not enter into derivative instruments for speculative or trading purposes. As of December 31, 2012 and 2011, we had no significant financial contracts in place.

Fair Value of Financial Assets and Liabilities: We measure and disclose certain financial assets and liabilities at fair value. ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We utilize the active market approach to measure fair value for our financial assets and liabilities. We report separately each class of assets and liabilities measured at fair value on a recurring basis and include assets and liabilities that are disclosed but not recorded at fair value in the fair value hierarchy.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Concentrations of Credit Risk and Other Risks: Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term marketable securities, and accounts receivable. We maintain our cash and cash equivalents and our marketable securities with several financial institutions. We invest with high credit quality financial institutions and, by policy, limit the amount of credit exposure to any one financial institution.

Our receivables are from customers concentrated in the United States and we have no receivables from foreign operations as of December 31, 2012. We perform ongoing credit evaluations of our customers and generally do not require collateral, although the law provides us the ability to file mechanics' liens on real property improved for private customers in the event of non-payment by such customers. We maintain an allowance for doubtful accounts which has been within management's expectations.

A significant portion of our labor force is subject to collective bargaining agreements.

Inventories: Inventories consist primarily of quarry products valued at the lower of average cost or market. We write down the inventories based on estimated quantities of materials on hand in excess of estimated foreseeable use.

Property and Equipment: Property and equipment are stated at cost. Depreciation for construction and other equipment is primarily provided using accelerated methods over lives ranging from three to seven years, and the straight-line method over lives from three to twenty years for the remaining depreciable assets. We believe that accelerated methods best approximate the service provided by the construction and other equipment. Depletion of quarry property is based on the usage of depletable reserves. We frequently sell property and equipment that has reached the end of its useful life or no longer meets our needs, including depleted quarry property. At the time that an asset meets the held-for-sale criteria as defined by ASC Topic 360, *Property, Plant, and Equipment,* we write it down to fair value, if the fair value is below the carrying value. Fair value is estimated by a variety of factors including, but not limited to, market comparative data, historical sales prices, broker quotes and third party valuations. If material, such property is separately disclosed, otherwise it is held in property and equipment until sold. The cost and accumulated depreciation or depletion of property sold or retired is removed from the accounts and gains or losses, if any, are reflected in earnings for the period. In the case that we abandon an asset, an amount equal to the carrying amount of the asset, less salvage value, if any, will be recognized as expense in the period that the asset was abandoned. Repairs and maintenance are charged to operations as incurred.

Costs related to the development of internal-use software during the preliminary project and post-implementation stages are expensed as incurred. Costs incurred during the application development stage are capitalized. These costs consist primarily of software, hardware and consulting fees, as well as salaries and related costs. Amounts capitalized are reported as a component of office furniture and equipment within property and equipment. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which range from 3 to 7 years. During the years ended December 31, 2012, 2011 and 2010, we capitalized approximately $10.9 million, $14.0 million and $7.7 million, respectively, of internal-use software development and related hardware costs.

Long-lived Assets: We review property and equipment and amortizable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the assets are considered to be impaired, an impairment charge will be recognized equal to the amount by which the carrying value of the asset exceeds its fair value. For purposes of the property and equipment impairment review, we group assets at a regional level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets.

Amortizable intangible assets include covenants not to compete, acquired backlog, permits, trade names and customer lists which are being amortized on a straight-line basis over terms from one to thirty years.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Real Estate Held for Development and Sale: Real estate held for development and sale is stated at cost, unless the carrying value is determined not to be recoverable, in which case it is written down to fair value. The carrying amount of each consolidated real estate development project is reviewed on a quarterly basis in accordance with ASC Topic 360, *Property, Plant, and Equipment*, and each real estate development project accounted for under the equity method of accounting is reviewed in accordance with ASC Topic 323, *Investments - Equity Method and Joint Ventures.* The review of each consolidated project includes an evaluation to determine if events or changes in circumstances indicate that a consolidated project's carrying amount may not be recoverable. If events or changes in circumstances indicate that a consolidated project's carrying amount may not be recoverable, the future undiscounted cash flows are estimated and compared to the project's carrying amount. In the event that the project's estimated future undiscounted cash flows or investment's fair value are not sufficient to recover the carrying amounts, it is written down to its estimated fair value. The projects accounted for under the equity method are evaluated for impairment using the other-than-temporary impairment model, which requires an impairment charge to be recognized if our investment's carrying amount exceeds its fair value, and the decline in fair value is deemed to be other than temporary.

Events or changes in circumstances, which would cause us to review undiscounted future cash flows include, but are not limited to:

- significant decreases in the market price of the asset;
- significant adverse changes in legal factors or the business climate;
- significant changes to the development or business plans of a project;
- accumulation of costs significantly in excess of the amount originally expected for the acquisition, development or construction of the asset; and
- current period cash flow or operating losses combined with a history of losses, or a forecast of continuing losses associated with the use of the asset.

Future undiscounted cash flows and fair value assessments are estimated based on entitlement status, market conditions, cost of construction, debt load, development schedules, status of joint venture partners and other factors applicable to the specific project. Fair value is estimated based on the expected future cash flows attributable to the asset or group of assets and on other assumptions that market participants would use in determining fair value, such as market discount rates, transaction prices for other comparable assets, and other market data. Our estimates of cash flows may differ from actual cash flows due to, among other things, fluctuations in interest rates, decisions made by jurisdictional agencies, economic conditions, or changes to our business operations.

Capitalized Interest: Interest, to the extent it is incurred in connection with the construction of certain self-constructed assets and real estate development projects, is capitalized and recorded as part of the asset to which it relates. Capitalized interest on self-constructed assets is amortized over their estimated useful lives and is expensed on real estate projects as they are sold.

Goodwill and Indefinite-Lived Intangible Assets: We perform impairment tests annually during the fourth quarter and more frequently when events and circumstances occur that indicate a possible impairment of goodwill and indefinite-lived intangible assets.

In performing step one of the goodwill impairment test, we calculate the estimated fair value of the reporting unit in which the goodwill is recorded using a discounted future cash flow method. We then compare the resulting fair value to the net book value of the reporting unit, including goodwill. If the net book value of a reporting unit exceeds its fair value, we measure and record the amount of the impairment loss by comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. Our assessment of goodwill impairment during the fourth quarter of 2012 indicated that the fair value of each applicable reporting unit substantially exceeded its net book value and therefore goodwill was not impaired.

In determining whether there is an impairment of indefinite-lived intangible assets, we compare the fair value of the asset to the carrying value. We use internal discounted cash flow estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. If the carrying value exceeds the fair value, an impairment charge is recognized equal to the amount by which the carrying value of the asset exceeds its fair value. During 2012, 2011 and 2010, we did not recognize any significant impairment charges related to goodwill or indefinite-lived intangible assets.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Billings in Excess of Costs and Estimated Earnings: Billings in excess of costs and estimated earnings is comprised of cash collected from customers and billings to customers on contracts in advance of work performed and advance payments negotiated as a contract condition. Generally, unearned project-related costs will be earned over the next twelve months.

Reclamation Costs: We account for the costs related to legal obligations to reclaim aggregate mining sites and other facilities by recording our estimated reclamation liability when incurred, capitalizing the estimated liability as part of the related asset's carrying amount and allocating it to expense over the asset's useful life.

Warranties: Many of our construction contracts contain warranty provisions covering defects in equipment, materials, design or workmanship that generally run from six months to one year after our customer accepts the contract. Because of the nature of our projects, including contract owner inspections of the work both during construction and prior to acceptance, we have not experienced material warranty costs for these short-term warranties and therefore do not believe an accrual for these costs is necessary. Certain construction contracts carry longer warranty periods, ranging from two to ten years, for which we have accrued an estimate of warranty cost. The warranty cost is estimated based on our experience with the type of work and any known risks relative to the project and was not material during the years ended December 31, 2012, 2011 and 2010.

Accrued Insurance Costs: We carry insurance policies to cover various risks, primarily general liability, automobile liability and workers compensation, under which we are liable to reimburse the insurance company for a portion of each claim paid. The amounts for which we are liable for general liability and workers compensation generally range from the first $0.5 million to $1.0 million per occurrence. We accrue for the estimated ultimate liability for incurred losses, both reported and unreported, using actuarial methods based on historic trends modified, if necessary, by recent events. Changes in our loss assumptions caused by changes in actual experience would affect our assessment of the ultimate liability and could have an effect on our operating results and financial position up to $1.0 million per occurrence.

Stock-Based Compensation: We measure and recognize compensation expense for all stock-based payment awards made. Stock-based compensation is included in selling, general and administrative expenses on our consolidated statements of operations.

Restructuring Charges: Pursuant to an approved plan, we record severance costs when an employee has been notified, unless the employee provides future service, in which case severance costs are expensed ratably over the future service period. Other restructuring costs are recognized when the liability is incurred. Costs associated with terminating a lease contract are recorded at the contract termination date, in accordance with contract terms, or on the cease-use date, net of estimated sublease income, if applicable. In determining the amount related to termination of a lease, various assumptions are used including the time period over which facilities will be vacant, expected sublease term and sublease rates. These assumptions may be adjusted upon the occurrence of future events. Asset impairment analyses resulting from restructuring events are performed in accordance with ASC subtopic 360-10, *Property, Plant and Equipment*. See above for our accounting policies on Property and Equipment, Long-lived Assets and Real Estate Held for Development and Sale. During the year ended December 31, 2012, we recorded a net gain on restructuring of $3.7 million and during the years ended December 31, 2011 and 2010, we recorded restructuring charges of $2.2 million and $109.3 million, respectively (see Note 11).

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities on the consolidated financial statements and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in other income (expense) in the consolidated statements of operations.

Computation of Earnings Per Share: Basic and diluted earnings per share are computed using the two-class method. Under the two-class method, awards that accrue cash dividends (whether paid or unpaid) and those dividends do not need to be returned to the entity if the employee forfeits the award are considered participating securities. Our unvested restricted stock issued under the Amended and Restated 1999 Equity Incentive Plan carries nonforfeitable dividend rights and are considered participating securities.

In applying the two-class method, earnings are allocated to both common shares and the participating securities, except when in a net loss position. Diluted earnings per share is computed by giving effect to all potential dilutive shares that were outstanding during the period.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Recently Issued Accounting Pronouncements:

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities*. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. This ASU will be effective commencing with our quarter ending March 31, 2013. We do not expect the adoption of this ASU to have an impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. This ASU gives companies the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. This ASU will be effective commencing with our quarter ending March 31, 2013. We do not expect the adoption of this ASU to have an impact on our consolidated financial statements.

2. Revisions in Estimates

Our profit recognition related to construction contracts is based on estimates of costs to complete each project. These estimates can vary in the normal course of business as projects progress and uncertainties are resolved. We do not recognize revenue on contract change orders or claims until we have a signed agreement; however, we do recognize costs as incurred and revisions to estimated total costs as soon as the obligation to perform is determined. Approved change orders and claims, as well as changes in related estimates of costs to complete, are considered revisions in estimates. We use the cumulative catch-up method applicable to construction contract accounting to account for revisions in estimates. Under this option, revisions in estimates are accounted for in their entirety in the period of change. As of December 31, 2012, we had no revisions in estimates that are reasonably certain to impact future periods.

Construction

The net changes in project profitability from revisions in estimates, both increases and decreases, that individually had an impact of $1.0 million or more on gross profit were a net decrease of $18.1 million and net increases of $6.2 million and $3.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. The projects are summarized as follows (dollars in millions):

Increases

Years Ended December 31,	2012	2011	2010
Number of projects with upward estimate changes	6	7	6
Range of increase in gross profit from each project, net	$ 1.0 - 1.7	$ 1.0 - 3.5	$ 1.0 - 4.2
Increase on project profitability	$ 8.1	$ 13.6	$ 12.6

The increases during the year ended December 31, 2012 were due to lower than anticipated costs and settlement of outstanding issues with contract owners. The increases during the years ended December 31, 2011 and 2010 were due to the settlement of outstanding cost issues, owner directed scope changes and resolution of project uncertainties.

Decreases

Years Ended December 31,	2012	2011	2010
Number of projects with downward estimate changes	9	4	5
Range of reduction in gross profit from each project, net	$ 1.0 - 6.6	$ 1.4 - 2.6	$ 1.1 - 2.5
Decrease on project profitability	$ 26.2	$ 7.4	$ 8.7

The decreases during the year ended December 31, 2012 were due to lower productivity than originally anticipated. Five of the projects that had downward estimate changes were complete or substantially complete at December 31, 2012. The other four projects were between 60.9% and 81.2% complete and when aggregated constituted 5.8% of Construction contract backlog as of December 31, 2012. The 2011 decreases were due to lower productivity than anticipated and unanticipated rework costs and the 2010 decreases were due to lower productivity than originally anticipated, disputed materials performance issues and rework costs to meet contract specifications.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Large Project Construction

The net changes in project profitability from revisions in estimates, both increases and decreases, that individually had an impact of $1.0 million or more on gross profit were net increases of $64.6 million, $8.9 million and $6.0 million, including amounts attributable to noncontrolling interests of $3.1 million, $2.8 million and $2.6 million, for the years ended December 31, 2012, 2011 and 2010, respectively. The projects are summarized as follows (dollars in millions):

Increases

Years Ended December 31,		2012		2011		2010
Number of projects with upward estimate changes		10		9		6
Range of increase in gross profit from each project, net	$	1.1 - 24.5	$	1.1 - 6.9	$	1.1 - 4.8
Increase on project profitability	$	92.0	$	28.3	$	18.0

The following table presents additional information about four of the projects with significant upward changes in 2012 (dollars in millions):

Years Ended December 31,	Number of Projects		Total Contract Value	2012 Gross Profit Increase Impact	Backlog at December 31, 2012	Percent of Total Large Project Construction Backlog at December 31, 2012
Projects less than 90% complete	2	$	721.3	38.5	199.6	18.5%
Projects greater than 90% complete	2		432.0	39.7	24.6	2.3%
Total for projects with significant upward changes	4	$	1,153.3	78.2	224.2	20.8%

The increases during the year ended December 31, 2012 were due to owner directed scope changes and lower than anticipated construction costs. The increases during the year ended December 31, 2011 were due to the settlement of outstanding issues with a contract owner, owner directed scope changes, lower than anticipated construction costs and the resolution of a project claim. The increases during the year ended December 31, 2010 were due to settlement of design issues with a subcontractor, resolution of project uncertainties and improved productivity.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Decreases

Years Ended December 31,		2012		2011		2010
Number of projects with downward estimate changes		1		5		2
Range of reduction in gross profit from each project, net	$	27.4	$	1.2 - 5.1	$	1.8 - 10.2
Decrease on project profitability	$	27.4	$	19.4	$	12.0

The downward estimate changes during the year ended December 31, 2012 were primarily related to significant increased costs on a highway development project in Washington State that has been impacted by lost productivity due to design issues, schedule delays, necessary job re-sequencing and costs related to scope growth. Additional compensation is being sought from the responsible parties for these additional costs, but the amount, source and timing of any future compensation is undetermined. The decreases during the year ended December 31, 2011 were due to increased costs to resolve project uncertainties, additional costs for design work and lower productivity than anticipated. The decreases during the year ended December 31, 2010 were due to resolutions of project uncertainties and site conditions different than anticipated.

3. Marketable Securities

All marketable securities were classified as held-to-maturity for the dates presented and the carrying amounts of held-to-maturity securities were as follows (in thousands):

December 31,		2012		2011
U.S. Government and agency obligations	$	7,375	$	40,240
Commercial paper		34,966		24,980
Municipal bonds		8,738		2,057
Corporate bonds		5,009		3,131
Total short-term marketable securities		56,088		70,408
U.S. Government and agency obligations		55,342		65,109
Municipal bonds		—		8,909
Corporate bonds		—		5,232
Total long-term marketable securities		55,342		79,250
Total marketable securities	$	111,430	$	149,658

Scheduled maturities of held-to-maturity investments were as follows (in thousands):

December 31, 2012		
Due within one year	$	56,088
Due in one to five years		55,342
Total	$	111,430

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

4. Fair Value Measurement

Effective in 2012, we adopted a new accounting standard that expands the disclosure of our assets and liabilities disclosed, but not recorded at fair value. As of December 31, 2012 and 2011, these assets and liabilities were our held-to-maturity marketable securities and senior notes payable. The following tables summarize each class of assets and liabilities measured at fair value on a recurring basis as well as assets and liabilities that are disclosed but not recorded at fair value (in thousands):

	Fair Value Measurement at Reporting Date Using			
December 31, 2012	**Level 1[1]**	**Level 2[2]**	**Level 3[3]**	**Total**
Cash equivalents				
Money market funds	$ 201,542	$ —	$ —	$ 201,542
Held-to-maturity commercial paper	5,000	—	—	5,000
Marketable securities				
Held-to-maturity marketable securities	$ 111,525	$ —	$ —	$ 111,525
Total assets	$ 318,067	$ —	$ —	$ 318,067
Long-Term Debt (including current maturities)				
Senior notes payable	$ —	$ —	$ 243,118	$ 243,118
Credit Agreement loan	—	—	70,444	70,444
Total liabilities	$ —	$ —	$ 313,562	$ 313,562
December 31, 2011				
Cash equivalents				
Money market funds	$ 178,174	$ —	$ —	$ 178,174
Held-to-maturity commercial paper	4,999	—	—	4,999
Marketable securities				
Held-to-maturity marketable securities	149,979	—	—	149,979
Total assets	$ 333,152	$ —	$ —	$ 333,152
Long-Term Debt (including current maturities)				
Senior notes payable	$ —	$ —	$ 250,541	$ 250,541
Total liabilities	$ —	$ —	$ 250,541	$ 250,541

[1]Quoted prices in active markets for identical assets or liabilities.
[2]Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
[3]Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

A reconciliation of cash equivalents to consolidated cash and cash equivalents is as follows (in thousands):

December 31,	2012	2011
Cash equivalents	$ 206,542	$ 183,173
Cash	115,448	73,817
Total cash and cash equivalents	$ 321,990	$ 256,990

The carrying values of receivables, other current assets, and accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these instruments. In addition, the fair value measured using Level 3 inputs of non-recourse debt approximates its carrying value due to its relative short-term nature and competitive interest rates. The fair values of the senior notes payable and Credit Agreement loan were based on borrowing rates available to us for long-term loans with similar terms, average maturities, and credit risk. The carrying amount of senior notes payable, including current maturities, was $208.3 million and $216.7 million as of December 31, 2012 and 2011, respectively. The carrying amount of our Credit Agreement loan was $70.0 million as of December 31, 2012. See Note 3 for the carrying amount and reporting class of held-to-maturity marketable securities as of December 31, 2012 and 2011.

We measure certain nonfinancial assets and liabilities at fair value on a nonrecurring basis. As of December 31, 2012, the nonfinancial assets and liabilities included our asset retirement obligations and our cost method investment in the preferred stock of a corporation that designs and manufactures power generation equipment. Fair value for these assets and liabilities was measured using Level 3 inputs, which are unobservable inputs supported by little or no market activity and are significant to the fair value of the assets. Asset retirement obligations were initially measured based on Level 3 fair value inputs using internal discount flow calculations based upon our estimates of future retirement costs - see Note 8 for details of the asset retirement balances. Fair value of the cost method investment was estimated based on Level 3 inputs using the expected future cash flows attributable to the asset and on other assumptions that market participants would use in determining fair value, such as liquidation preferences, market discount rates, transaction prices for other comparable assets, and other market data. During the year ended December 31, 2012, the fair value adjustments were $2.8 million related to our asset retirement obligations and a $2.8 million non-cash impairment charge to write-off our cost method investment.

5. Receivables (in thousands)

December 31,	2012	2011
Construction contracts:		
Completed and in progress	$ 195,244	$ 122,987
Retentions	93,800	77,038
Total construction contracts	289,044	200,025
Construction material sales	26,918	30,356
Other	12,316	24,337
Total gross receivables	328,278	254,718
Less: allowance for doubtful accounts	2,749	2,880
Total net receivables	$ 325,529	$ 251,838

Receivables include amounts billed and billable for public and private contracts and do not bear interest. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts generally become due upon completion and acceptance of the contract by the owners. Retainage amounts of $93.8 million at December 31, 2012 are expected to be collected as follows: $71.0 million in 2013, $15.5 million in 2014 and $7.3 million in 2015. Included in other receivables at December 31, 2012 and December 31, 2011 were items such as notes receivable, interest receivable, fuel tax refunds and income tax refunds.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Revenue earned by Construction and Large Project Construction from federal, state and local government agencies was approximately $1.7 billion (80.6% of our total revenue) in 2012, $1.7 billion (83.8% of our total revenue) in 2011 and $1.5 billion (83.3% of our total revenue) in 2010. During the years ended December 31, 2012 and 2011, our largest volume customer was the California Department of Transportation ("Caltrans"). Revenue from Caltrans represented $272.9 million (13.1% of our total revenue) in 2012, $264.9 million (13.2% of our total revenue) in 2011 and $175.0 million (9.9% of our total revenue) in 2010. Revenue from the Maryland State Highway Administration represented $181.0 million (10.3% of our total revenue) in 2010. At December 31, 2012 and 2011, no customer had a receivable balance in excess of 10% of our total net receivables.

Financing receivables consisted of long-term notes receivable and retentions receivable. As of December 31, 2012 and 2011, long-term notes receivable outstanding were $2.0 million . The balance primarily related to loans made to employees and was included in other noncurrent assets on our consolidated balance sheets.

We segregate our retention receivables into two categories: escrow and non-escrow and the balances in each category were as follows (in thousands):

December 31,	2012	2011
Escrow	$ 41,494	$ 43,378
Non-escrow	52,306	33,660
Total retention receivables	$ 93,800	$ 77,038

The escrow receivables include amounts due to Granite which have been deposited into an escrow account and bear interest. Typically, escrow retention receivables are held until work on a project is complete and has been accepted by the owner who then releases those funds, along with accrued interest, to us. There is minimal risk of not collecting on these amounts.

Non-escrow retention receivables are amounts that the project owner has contractually withheld that will be paid upon owner acceptance of contract completion. We evaluate our non-escrow retention receivables using certain customer information that includes the following:

- Federal - includes federal agencies such as the Bureau of Reclamation, the Army Corp of Engineers, and the Bureau of Indian Affairs. The obligations of these agencies are backed by the federal government. Consequently there is minimal risk of not collecting the amounts we are entitled to receive.
- State - primarily state departments of transportation. The risk of not collecting on these accounts is small; however, we have experienced occasional delays in payment as states have struggled with budget issues.
- Local - these customers include local agencies such as cities, counties and other local municipal agencies. The risk of not collecting on these accounts is small; however, we have experienced occasional delays in payment as some local agencies have struggled to deal with budget issues.
- Private - includes individuals, developers and corporations. The majority of our collection risk is associated with these customers. We perform ongoing credit evaluations of our customers and generally do not require collateral, although the law provides us certain remedies, including, but not limited to, the ability to file mechanics' liens on real property improved for private customers in the event of non-payment by such customers.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following table summarizes the amount of our non-escrow retention receivables within each category (in thousands):

December 31,	2012	2011
Federal	$ 3,234	$ 2,811
State	2,971	5,453
Local	31,559	14,708
Private	14,542	10,688
Total	$ 52,306	$ 33,660

We regularly review our accounts receivable, including past due amounts, to determine their probability of collection. If it is probable that an amount is uncollectible, it is charged to bad debt expense and a corresponding reserve is established in allowance for doubtful accounts. If it is deemed certain that an amount is uncollectible, the amount is written off. Based on contract terms, non-escrow retention receivables are typically due within 60 days of owner acceptance of contract completion. We consider retention amounts beyond 60 days of owner acceptance of contract completion to be past due. The following tables present the aging of our non-escrow retention receivables (in thousands):

December 31, 2012	Current	0 - 90 Days Past Due	Over 90 Days Past Due	Total
Federal	$ 3,116	$ 72	$ 46	$ 3,234
State	2,148	502	321	2,971
Local	25,743	1,082	4,734	31,559
Private	13,310	716	516	14,542
Total	$ 44,317	$ 2,372	$ 5,617	$ 52,306

December 31, 2011				
Federal	$ 2,462	$ 326	$ 23	$ 2,811
State	2,751	860	1,842	5,453
Local	12,313	1,326	1,069	14,708
Private	9,599	765	324	10,688
Total	$ 27,125	$ 3,277	$ 3,258	$ 33,660

Federal, state and local agencies generally require several approvals to release payments, and these approvals often take over 90 days past contractual due dates to obtain. Amounts past due from government agencies primarily result from delays caused by paperwork processing and obtaining proper agency approvals rather than lack of funds. As of December 31, 2012 and 2011 our allowance for doubtful accounts contained no material provision related to non-escrow retention receivables as we determined there were no significant collectibility issues.

6. Construction and Line Item Joint Ventures

We participate in various construction joint venture partnerships. We also participate in various "line item" joint venture agreements under which each partner is responsible for performing certain discrete items of the total scope of contracted work.

Our agreements with our joint venture partners for both construction joint ventures and line item joint ventures provide that each party will pay for any losses it is responsible for under the joint venture agreement. Circumstances that could lead to a loss under our joint venture arrangements beyond our stated ownership interest include the failure of a partner to contribute additional funds to the venture in the event the project incurs a loss or additional costs that we could incur should a partner fail to provide the services and resources that it had committed to provide in the joint venture agreement. Due to the joint and several nature of the obligations under our joint venture arrangements, if one of our joint venture partners fails to perform, we and the remaining joint venture partners would be responsible for performance of the outstanding work.

At December 31, 2012, there was approximately $1.6 billion of construction revenue to be recognized on unconsolidated and line item construction joint venture contracts, of which $553.8 million represented our share and the remaining $1.1 billion represented our partners' share. We are not able to estimate amounts that may be required beyond the remaining cost of the work to be performed. These costs could be offset by billings to the customer or by proceeds from our partners' corporate and/or other guarantees.

Construction Joint Ventures

Generally, each construction joint venture is formed to complete a specific contract and is jointly controlled by the joint venture partners. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities resulting from the performance of the contract, are limited to our stated percentage interest in the project. We have no significant commitments beyond completion of the contracts. Under our contractual arrangements, we provide capital to these joint ventures in return for an ownership interest. In addition, partners dedicate resources to the ventures necessary to complete the contracts and are reimbursed for their cost. The operational risks of each construction joint venture are passed along to the joint venture partners. As we absorb our share of these risks, our investment in each venture is exposed to potential losses.

We have determined that certain of these joint ventures are VIEs as defined by ASC Topic 810, *Consolidation*, and related standards. To ascertain if we are required to consolidate the VIE, we continually evaluate whether we are the VIE's primary beneficiary. The factors we consider in determining whether we are a VIE's primary beneficiary include the decision authority of each partner, which partner manages the day-to-day operations of the project and the amount of our equity investment in relation to that of our partners.

Based on our initial primary beneficiary analysis, we determined that decision making responsibility is shared between the venture partners for one construction joint venture. Therefore, this joint venture did not have an identifiable primary beneficiary partner and we continue to report the pro rata results. All other joint ventures were assigned one primary beneficiary partner. Based on our primary beneficiary assessment during the year ended December 31, 2012, we determined no change was required to the accounting for existing construction joint ventures.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Consolidated Construction Joint Ventures

The carrying amounts and classification of assets and liabilities of construction joint ventures we are required to consolidate are included in our consolidated financial statements as follows (in thousands):

December 31,	2012	2011
Cash and cash equivalents[1]	$ 105,865	$ 75,122
Other current assets	47,910	33,750
Total current assets	153,775	108,872
Noncurrent assets	42,814	8,671
Total assets[2]	$ 196,589	$ 117,543
Accounts payable	$ 34,536	$ 38,193
Billings in excess of costs and estimated earnings[1]	72,490	22,251
Accrued expenses and other current liabilities	8,312	5,129
Total current liabilities	115,338	65,573
Noncurrent liabilities	—	4
Total liabilities[2]	$ 115,338	$ 65,577

[1]The volume and stage of completion of contracts from our consolidated construction joint ventures may cause fluctuations in cash and cash equivalents as well as billings in excess of costs and estimated earnings between periods.

[2]The assets and liabilities of each joint venture relate solely to that joint venture. The decision to distribute joint venture cash and cash equivalents and assets must generally be made jointly by all of the partners and, accordingly, these cash and cash equivalents and assets generally are not available for the working capital needs of Granite.

At December 31, 2012, we were engaged in four active consolidated construction joint venture projects with total contract values of between $5.8 million and $334.7 million. Our proportionate share of the equity in these joint ventures was between 45.0% and 65.0%. During the years ended December 31, 2012, 2011 and 2010, total revenue of the consolidated construction joint ventures that was included in our consolidated statement of operations was $222.3 million, $233.0 million and $225.7 million, respectively. Total cash provided by consolidated construction joint venture operations that was included in our consolidated statement of cash flows was $25.2 million and $21.6 million during the years ended December 31, 2012 and 2011, respectively, and total cash used by construction joint venture operations was $0.3 million for the year ended December 31, 2010.

Unconsolidated Construction Joint Ventures

We account for our share of construction joint ventures that we are not required to consolidate on a pro rata basis in the consolidated statements of operations and as a single line item on the consolidated balance sheets. As of December 31, 2012, these unconsolidated joint ventures were engaged in ten active construction projects with total contract values ranging from $59.4 million to $1.2 billion. Our proportionate share of the equity in these unconsolidated joint ventures ranged from 20.0% to 50.0%. As of December 31, 2012, we had $0.3 million to $156.0 million of revenue remaining to be recognized on these unconsolidated joint ventures.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Following is summary financial information related to unconsolidated construction joint ventures (in thousands):

December 31,	2012	2011
Assets:		
Cash and cash equivalents[1]	$ 244,686	$ 338,681
Other assets	301,412	264,901
Less partners' interest	342,545	364,979
Granite's interest	203,553	238,603
Liabilities:		
Accounts payable	114,039	85,075
Billings in excess of costs and estimated earnings[1]	161,268	280,650
Other liabilities	6,106	8,595
Less partners' interest	183,432	236,746
Granite's interest	97,981	137,574
Equity in construction joint ventures[2]	$ 105,572	$ 101,029

[1]The volume and stage of completion of contracts from our unconsolidated construction joint ventures may cause fluctuations in cash and cash equivalents as well as billings in excess of costs and estimated earnings between periods. The decision to distribute joint venture cash and cash equivalents and assets must generally be made jointly by all of the partners and, accordingly, these cash and cash equivalents and assets generally are not available for the working capital needs of Granite.

[2]As of December 31, 2012, this balance included $0.2 million of deficit in construction joint ventures that is included in accrued expenses and other current liabilities on the consolidated balance sheet.

Years Ended December 31,	2012	2011	2010
Revenue:			
Total	$ 1,042,209	$ 938,867	$ 604,209
Less partners' interest[1]	665,782	623,090	414,905
Granite's interest	376,427	315,777	189,304
Cost of revenue:			
Total	785,079	765,446	550,170
Less partners' interest[1]	511,840	519,340	372,774
Granite's interest	273,239	246,106	177,396
Granite's interest in gross profit	$ 103,188	$ 69,671	$ 11,908

[1]Partners' interest represents amounts to reconcile total revenue and total cost of revenue as reported by our partners to Granite's interest adjusted to reflect our accounting policies.

Line Item Joint Ventures

The revenue for each line item joint venture partner's discrete items of work is defined in the contract with the project owner and each venture partner bears the profitability risk associated with its own work. There is not a single set of books and records for a line item joint venture. Each partner accounts for its items of work individually as it would for any self-performed contract. We account for our portion of these contracts as project revenues and costs in our accounting system and include receivables and payables associated with our work in our consolidated financial statements. As of December 31, 2012, we had five active line item joint venture construction projects with total contract values ranging from $42.0 million to $133.4 million of which our portions ranged from $21.9 million to $58.0 million. As of December 31, 2012, our share of revenue remaining to be recognized on these line item joint ventures ranged from $1.4 million to $27.6 million.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

7. Real Estate Entities and Investments in Affiliates

The operations of our Real Estate segment are conducted through our wholly owned subsidiary, Granite Land Company ("GLC"). Generally, GLC participates with third-party partners in entities that are formed to accomplish specific real estate development projects. The agreements with GLC's partners in these real estate entities define each partner's management role and financial responsibility in the project. If one of GLC's partners is unable to fulfill its management role or make its required financial contribution, GLC may assume full management or financial responsibility for the project. This may result in the consolidation of entities that are accounted for under the equity method in our consolidated financial statements. The amount of GLC's exposure is limited to GLC's equity investment in the real estate joint venture.

Substantially all the assets of these real estate entities in which we are participants through our GLC subsidiary are classified as real estate held for development and sale. All outstanding debt of these entities is non-recourse to Granite. However, there is recourse to our real estate affiliates that incurred the debt. Our real estate affiliates include limited partnerships or limited liability companies of which we are a limited partner or member. In the fourth quarter of 2010, we publicly announced our work in progress on our Enterprise Improvement Plan which includes business plans to orderly divest of our real estate investment business by the end of 2013, subject to market conditions and our ability to negotiate sales of certain assets at prices acceptable to us. In 2011, development activities were curtailed for the majority of our real estate development projects as divestiture efforts increased. During 2012, we recorded amounts associated with the sale or other disposition of one project in California, one project in Oregon, and one project in Washington. These dispositions did not have a significant impact on our consolidated statements of operations.

GLC receives authorization to provide additional financial support for certain of its real estate entities in increments to address changes in business plans. During the year ended December 31, 2012, no authorization was provided and GLC did not increase its financial support to consolidated real estate entities. During the year ended December 31, 2011, GLC was authorized to increase its financial support to consolidated real estate entities by $12.0 million on three separate projects. During 2012, we sold or otherwise disposed of the projects associated with the previously authorized financial support; therefore, there will be no additional contributions related to the total authorized investment.

We have determined that certain of the real estate joint ventures are VIEs as defined by ASC Topic 810, *Consolidation*, and related standards. To ascertain if we are required to consolidate the VIE, we continually evaluate whether we are the VIE's primary beneficiary. The factors we consider in determining whether we are a VIE's primary beneficiary include the decision authority of each partner, which partner manages the day-to-day operations of the project and the amount of our equity investment in relation to that of our partners. Based on our ongoing primary beneficiary assessments, there were no changes to our determinations of whether we are the VIE's primary beneficiary for existing real estate entities during the years ended December 31, 2012 and 2011.

To determine if impairment charges should be recognized, the carrying amount of each consolidated real estate development project is reviewed on a quarterly basis in accordance with ASC Topic 360, *Property, Plant, and Equipment,* and each real estate development project accounted for under the equity method of accounting is reviewed in accordance with ASC Topic 323, *Investments - Equity Method and Joint Ventures*. The review of each project includes an evaluation of entitlement status, market conditions, existing offers to purchase, cost of construction, debt load, development schedule, status of joint venture partners and other factors specific to each project to determine if events or changes in circumstances indicate that a project's carrying amount may not be recoverable. If events or changes in circumstances indicate that a consolidated project's carrying amount may not be recoverable, the future undiscounted cash flows are estimated and compared to the project's carrying amount. In the event that the project's estimated future undiscounted cash flows or investment's fair value are not sufficient to recover the carrying amounts, it is written down to its estimated fair value. The projects accounted for under the equity method are evaluated for impairment using the other-than-temporary impairment model, which requires an impairment charge to be recognized if the project's carrying amount exceeds its fair value, and the decline in fair value is deemed to be other than temporary. In the event that the estimated undiscounted future cash flows or fair value is not sufficient to recover the carrying amount of a project, it is written down to its estimated fair value.

Based on our quarterly evaluations of each project's business plan and our review of each project, we recorded no significant impairment charges to our real estate development projects or investments during the years ended December 31, 2012 and 2011. During the year ended December 31, 2010, we recorded impairment charges of $86.3 million, of which approximately $20.0 million was attributable to noncontrolling interests, on approximately one-third of our real estate investments related to the Enterprise Improvement Plan. Additionally, an evaluation of entitlement status, market conditions, existing offers to purchase, cost of construction, debt load, development schedule, status of joint venture partners and other factors specific to the remainder of our real estate projects, resulted in no significant impairment charges during the year ended December 31, 2010.

Consolidated Real Estate Entities

The carrying amounts and classification of assets and liabilities of real estate entities we are required to consolidate are included in our consolidated balance sheets as follows (in thousands):

December 31,	2012	2011
Real estate held for development and sale	$ 50,223	$ 67,037
Other current assets	1,591	4,715
Total assets	$ 51,814	$ 71,752
Current maturities of non-recourse debt	$ 10,707	$ 22,571
Other current liabilities	386	1,794
Total current liabilities	11,093	24,365
Long-term non-recourse debt	922	9,912
Other noncurrent liabilities	—	74
Total liabilities	$ 12,015	$ 34,351

Substantially all of the consolidated real estate entities' real estate held for development and sale are pledged as collateral for the debt of the real estate entities. All outstanding debt of the real estate entities is recourse only to the real estate affiliate that incurred the debt (i.e., the limited partnership or limited liability company of which we are a limited partner or member). Our proportionate share of the profits and losses of these entities depends on the ultimate operating results of the entities.

Included in current assets on our consolidated balance sheets is real estate held for development and sale. The breakdown by type and location of our real estate held for development and sale is summarized below (dollars in thousands):

December 31,	2012		2011	
	Amount	Number of Projects	Amount	Number of Projects
Residential	$ 40,732	2	$ 54,610	4
Commercial	9,491	4	12,427	5
Total	$ 50,223	6	$ 67,037	9
Washington	$ 40,327	1	$ 47,600	2
California	2,663	4	4,006	5
Texas	7,233	1	8,859	1
Oregon	—	—	6,572	1
Total	$ 50,223	6	$ 67,037	9

Investments in Affiliates

We account for our share of unconsolidated real estate entities in which we have determined we are not the primary beneficiary in other (expense) income in the consolidated statements of operations and as a single line item on our consolidated balance sheets as investments in affiliates. At December 31, 2012, these entities were engaged in real estate development projects with total assets ranging from approximately $2.6 million to $49.0 million. Our proportionate share of the profits and losses of these entities depends on the ultimate operating results of the entities.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Additionally, we have investments in non-real estate affiliates that are accounted for using the equity method. The most significant of these investments is a 50% interest in a limited liability company which owns and operates an asphalt terminal in Nevada. During the year ended December 31, 2012, it was determined that the carrying amount of our cost method investment in a power generation equipment manufacturer exceeded its fair value, which required us to recognize a non-cash impairment charge of $2.8 million.

Our investments in affiliates balance consists of the following (in thousands):

December 31,	2012	2011
Equity method investments in real estate affiliates	$ 19,775	$ 16,478
Equity method investments in other affiliates	11,024	11,841
Total equity method investments	30,799	28,319
Cost method investments	—	2,752
Total investments in affiliates	$ 30,799	$ 31,071

The breakdown by type and location of our interests in unconsolidated real estate ventures is summarized below (dollars in thousands):

December 31,	2012		2011	
	Amount	Number of Projects	Amount	Number of Projects
Residential	$ 13,813	2	$ 11,903	2
Commercial	5,962	3	4,575	3
Total	$ 19,775	5	$ 16,478	5
Texas	$ 19,775	5	$ 16,478	5
Total	$ 19,775	5	$ 16,478	5

The following table provides summarized balance sheet information for our affiliates accounted for under the equity method on a 100% combined basis (in thousands):

December 31,	2012	2011
Current assets	$ 85,354	$ 82,791
Long-term assets	80,758	74,980
Total assets	166,112	157,771
Current liabilities	8,262	9,321
Long-term liabilities	65,744	65,939
Total liabilities	74,006	75,260
Net assets	$ 92,106	$ 82,511
Granite's share of net assets	$ 30,799	$ 28,319

The following table provides summarized statement of operations information for our affiliates accounted for under the equity method on a 100% combined basis (in thousands):

Years Ended December 31,	2012	2011	2010
Revenue	$ 52,342	$ 48,983	$ 36,249
Gross profit	13,254	10,654	9,239
Income (loss) before taxes	1,318	(399)	(5,026)
Net income (loss)	1,318	(399)	(5,026)
Granite's interest in affiliates' net income	$ 1,988	$ 2,193	$ 756

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8. Property and Equipment, Net (in thousands)

December 31,	2012	2011
Land and land improvements	$ 125,961	$ 124,216
Quarry property	180,567	175,612
Buildings and leasehold improvements	83,245	81,272
Equipment and vehicles	758,782	733,158
Office furniture and equipment	67,743	55,570
Property and equipment	1,216,298	1,169,828
Less: accumulated depreciation and depletion	734,820	722,688
Property and equipment, net	$ 481,478	$ 447,140

Depreciation and depletion expense included in our consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010 was $51.8 million, $56.0 million and $64.9 million, respectively. We capitalized interest costs of $2.3 million, $7.4 million and $8.1 million in 2012, 2011 and 2010, respectively, related to certain self-constructed assets, of which $2.1 million, $6.3 million and $7.8 million, respectively, were included in real estate held for development and sale and $0.2 million, $1.1 million and $0.3 million, respectively, were included in property and equipment on our consolidated balance sheets.

In the fourth quarter of 2012, we recorded an $18.0 million gain on sale of property and equipment from the sale of an underutilized quarry in the fourth quarter of 2012. This sale was related to our process of continually optimizing our assets separate from the Enterprise Improvement Plan.

We have recorded liabilities associated with our legally required obligations to reclaim owned and leased quarry property and related facilities. As of December 31, 2012 and 2011, approximately $6.6 million and $3.9 million, respectively, of our asset retirement obligations are included in accrued expenses and other current liabilities and approximately $20.0 million and $19.3 million, respectively, are included in other long-term liabilities on our consolidated balance sheets.

The following is a reconciliation of these asset retirement obligations (in thousands):

December 31,	2012	2011
Beginning balance	$ 23,208	$ 22,900
Revisions to estimates	2,810	(943)
Liabilities incurred	154	471
Liabilities settled	(885)	(496)
Accretion	1,289	1,276
Ending balance	$ 26,576	$ 23,208

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9. Intangible Assets

Except for goodwill, which is separately presented, the balances of the following intangible assets are included in other noncurrent assets on our consolidated balance sheets (in thousands):

Indefinite-lived Intangible Assets:

December 31,	2012	2011
Goodwill	$ 55,419	$ 9,900
Use rights and other	393	393
Total unamortized intangible assets	$ 55,812	$ 10,293

The following table presents the goodwill balance by reporting segment (in thousands):

December 31,	2012	2011
Construction	$ 29,190	$ 6,937
Large Project Construction	24,115	850
Construction Materials	2,114	2,113
Total goodwill	$ 55,419	$ 9,900

Amortized Intangible Assets:

December 31, 2012	Gross Value	Accumulated Amortization	Net Value
Permits	$ 29,713	$ (10,869)	$ 18,844
Customer lists	4,698	(2,170)	2,528
Covenants not to compete	1,588	(1,546)	42
Acquired backlog	8,400	—	8,400
Trade name	4,100	—	4,100
Other	871	(734)	137
Total amortized intangible assets	$ 49,370	$ (15,319)	$ 34,051
December 31, 2011			
Permits	$ 29,713	$ (7,573)	$ 22,140
Customer lists	2,198	(1,942)	256
Covenants not to compete	1,588	(1,476)	112
Other	871	(583)	288
Total amortized intangible assets	$ 34,370	$ (11,574)	$ 22,796

The increases to goodwill, customer lists, acquired backlog and trade name are due to the acquisition of Kenny Construction Company ("Kenny") - see Note 21.

Amortization expense related to amortized intangible assets for the years ended December 31, 2012, 2011 and 2010 was approximately $3.7 million, $2.0 million and $2.4 million, respectively. Based on the amortized intangible assets balance at December 31, 2012, amortization expense expected to be recorded in the future is as follows: $9.4 million in 2013; $2.6 million in 2014; $2.2 million in 2015; $1.8 million in 2016; $1.8 million in 2017; and $16.3 million thereafter.

10. Accrued Expenses and Other Current Liabilities (in thousands):

December 31,	2012	2011
Payroll and related employee benefits	$ 42,364	$ 36,447
Accrued insurance	39,868	43,014
Performance guarantees	30,727	37,255
Loss job reserves	11,605	12,429
Other	45,415	37,645
Total	$ 169,979	$ 166,790

Performance guarantees relate to our construction joint venture partnerships in which we have contract provisions for joint and several liability related to the performance of the joint ventures. Under these arrangements, we would be required to perform in the event our partners are not able to complete their portion of the construction contract. See Note 18 for further information.

11. Restructuring

The following table presents the components of restructuring (gains) charges, net during the respective periods (in thousands):

Years ended December 31,	2012	2011	2010
(Gains) impairment associated with our real estate investments, net	$ (3,093)	$ 1,452	$ 86,341
Severance costs	—	471	12,635
Impairment charges on assets held-for-sale or abandoned	—	226	7,521
Lease termination (gains) costs, net of estimated sublease income	(635)	32	2,782
Total	$ (3,728)	$ 2,181	$ 109,279

In October 2010, we announced our Enterprise Improvement Plan that included continued actions to reduce our cost structure, enhance operating efficiencies and strengthen our business to achieve long-term profitable growth. As a result of the Enterprise Improvement Plan, we incurred restructuring charges and gains during the fourth quarter of 2010 and throughout 2011 and 2012.

The 2010 charges were primarily related to impairment charges on certain real estate investments of our Real Estate segment associated with new business plans to orderly divest our real estate investment business, subject to market conditions and our ability to negotiate sales of certain assets at prices acceptable to us. The portion of the impairment charges associated with our real estate business attributable to noncontrolling interests was approximately $20.0 million for the year end December 31, 2010 and was insignificant during 2011 and 2012. Restructuring charges during 2010 were also related to planned reductions in salaried positions that affected approximately 17% of our salaried workforce.

In 2011, development activities were curtailed for the majority of our real estate development projects as divestiture efforts increased. During 2011, we recorded amounts associated with the sale or other disposition of three separate projects located in California. During 2012, we recorded amounts associated with the sale or other disposition of one project in California, one project in Oregon, and one project in Washington. These dispositions did not have a significant impact on our consolidated results of operations.

Restructuring liabilities were $1.5 million and $2.4 million as of December 31, 2012 and 2011, respectively. The change in the restructuring liabilities balance since December 31, 2011 was primarily due to a revision in the estimated sublease income.

During 2013, we may record up to $8.0 million of restructuring charges, primarily related to previously planned additional consolidation efforts and assets to be held-for-sale as part of our Enterprise Improvement Plan. The ultimate amount and timing of future restructuring charges is subject to market conditions and our ability to negotiate sales of certain assets at prices acceptable to us.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

12. Long-Term Debt and Credit Arrangements (in thousands)

December 31,	2012	2011
Senior notes payable	$ 208,333	$ 216,666
Credit Agreement loan	70,000	—
Mortgages payable	11,629	32,670
Other notes payable	168	1,250
Total debt	290,130	250,586
Less current maturities	19,060	32,173
Total long-term debt	$ 271,070	$ 218,413

The aggregate minimum principal maturities of long-term debt for each of the five years following December 31, 2012 are as follows: 2013 - $$19.1 million; 2014 - $0.9 million; 2015 - $40.0 million; 2016 - $110.0 million; 2017 - $40.0 million; and $80.1 million thereafter.

Senior Notes Payable

As of December 31, 2012, senior notes payable in the amount of $8.3 million were due to a group of institutional holders in 2013 and bear interest at 6.96% per annum ("2013 Notes"). In addition, senior notes payable in the amount of $200.0 million were due to a second group of institutional holders in five equal annual installments beginning in 2015 and bear interest at 6.11% per annum ("2019 Notes").

Our obligations under the note purchase agreements governing the 2013 Notes and 2019 Notes (the "2013 NPA" and the "2019 NPA," respectively) are guaranteed by certain of our subsidiaries and are collateralized on an equivalent basis with the Credit Agreement by liens on substantially all of the assets of the Company and subsidiaries that are guarantors or borrowers under the Credit Agreement. The 2013 NPA and 2019 NPA provide for the release of liens and re-pledge of collateral on substantially the same terms and conditions as those set forth in the Credit Agreement.

Real Estate Mortgages

A significant portion of our real estate held for development and sale is subject to mortgage indebtedness. These notes are collateralized by the properties purchased and bear interest at 4.50% to 5.75% per annum with principal and interest payable in installments through 2014. The carrying amount of properties pledged as collateral was approximately $47.6 million at December 31, 2012. All of this indebtedness is non-recourse to Granite, but is recourse to the real estate entities that incurred the indebtedness. The terms of this indebtedness are typically renegotiated to reflect the evolving nature of the real estate projects as they progress through acquisition, entitlement and development. Modification of these terms may include changes in loan-to-value ratios requiring the real estate entities to pay down portions of the debt. As of December 31, 2012, the principal amount of debt of our real estate entities secured by mortgages was $11.6 million, of which $10.7 million was included in current liabilities and $0.9 million was included in long-term liabilities on our consolidated balance sheet.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Credit Agreement

We have a $215.0 million committed revolving credit facility, with a sublimit for letters of credit of $100.0 million (the "Credit Agreement"), which expires on October 11, 2016. Borrowings under the Credit Agreement bear interest at LIBOR or a base rate (at our option), plus an applicable margin based on certain financial ratios calculated quarterly. LIBOR varies based on the applicable loan term, market conditions and other external factors. The applicable margin was 2.25% for loans bearing interest based on LIBOR and 1.25% for loans bearing interest at the base rate at December 31, 2012. Accordingly, the effective interest rate was between 2.56% and 4.50% at December 31, 2012. Borrowings at the base rate have no designated term and may be repaid without penalty any time prior to the Credit Agreement's maturity date. Borrowings at a Eurodollar rate have a term no less than one month and no greater than one year. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a Eurodollar rate with similar terms, not to exceed the maturity date of the Credit Agreement. Our obligations under the Credit Agreement are guaranteed by certain of our subsidiaries and are collateralized on an equivalent basis with the obligations under the 2013 Notes and the 2019 Notes by first priority liens (subject only to other liens permitted under the Credit Agreement) on substantially all of the assets of the Company and our subsidiaries that are guarantors or borrowers under the Credit Agreement. At December 31, 2012, there was a revolving loan of $70.0 million outstanding under the Credit Agreement related to financing the Kenny acquisition, the balance of which is included in long-term debt on our consolidated balance sheet. In addition, there were standby letters of credit totaling approximately $10.9 million as of December 31, 2012. The letters of credit will expire between March and October 2013.

The Credit Agreement provides for the release of the liens securing the obligations, at our option and expense, after June 30, 2013, so long as certain conditions as defined by the terms in the Credit Agreement are satisfied ("Collateral Release Period"). If, subsequently, our Consolidated Fixed Charge Coverage Ratio is less than 1.25 or our Consolidated Leverage Ratio is greater than 2.50, then we will be required to promptly re-pledge substantially all of the assets of the Company and our subsidiaries that are guarantors or borrowers under the Credit Agreement.

Covenants and Events of Default

The most significant restrictive covenants under the terms of our 2013 NPA, 2019 NPA and Credit Agreement require the maintenance of a minimum Consolidated Tangible Net Worth, a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Leverage Ratio. The calculations and terms of such financial covenants are defined in the Credit Agreement filed as Exhibit 10.1 to our Form 10-Q filed November 7, 2012 and in the applicable 2013 NPA and 2019 NPA agreements filed as Exhibit 10.6 and Exhibit 10.7 to our Form 10-Q filed November 7, 2012. As of December 31, 2012 and pursuant to the definitions in the agreements, our Consolidated Tangible Net Worth was $753.1 million, which exceeded the minimum of $665.7 million, the Consolidated Interest Coverage Ratio was 9.52, which exceeded the minimum of 4.00 and the Consolidated Leverage Ratio was 2.39, which did not exceed the maximum of 3.25 for the Credit Agreement and the maximum of 3.50 for the 2013 NPA and 2019 NPA. The maximum Consolidated Leverage Ratio for the Credit Agreement and 2013 NPA and 2019 NPA decreases to 3.00 and 3.25, respectively, for the quarter ending December 31, 2013, and each quarter ending thereafter. During any Collateral Release Period, the maximum Consolidated Leverage Ratio decreases to 2.50.

Our debt and credit agreements require us to comply with various affirmative, restrictive and financial covenants, including the financial covenants described above. Our failure to comply with any of these covenants, or to pay principal, interest or other amounts when due thereunder, would constitute an event of default under the applicable agreements. Under certain circumstances, the occurrence of an event of default under one of our debt or credit agreements (or the acceleration of the maturity of the indebtedness under one of our agreements) may constitute an event of default under one or more of our other debt or credit agreements. Default under our debt and credit agreements could result in (1) us no longer being entitled to borrow under the agreements, (2) termination of the agreements, (3) the requirement that any letters of credit under the agreements be cash collateralized, (4) acceleration of the maturity of outstanding indebtedness under the agreements and/or (5) foreclosure on any collateral securing the obligations under the agreements.

As of December 31, 2012, we were in compliance with the covenants contained in our senior note agreements, Credit Agreement, and debt agreements related to our consolidated real estate entities. We are not aware of any non-compliance by any of our unconsolidated entities with the covenants contained in their debt agreements. Subsequent to December 31, 2012, one of our consolidated real estate entities was in default under a debt agreement as a result of its failure to make a timely payment. The affected loan is non-recourse to Granite and the default does not result in cross-defaults under other debt agreements under which Granite is the obligor; however, there is recourse to the real estate entity that incurred the debt. The real estate entity in default is currently in discussions with the lender to revise the terms of the defaulted debt agreement.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

13. Employee Benefit Plans

Profit Sharing and 401(k) Plan: The Profit Sharing and 401(k) Plan (the "401(k) Plan") is a defined contribution plan covering all employees except employees covered by collective bargaining agreements and employees of our consolidated construction joint ventures. Each employee can elect to have up to 50% of gross pay, not to exceed $17,000, contributed to the 401(k) Plan on a before-tax basis. Our 401(k) matching contributions can be up to 6% of an employee's gross pay and are available at the discretion of the Board of Directors. Profit sharing contributions from the Company may be made to the 401(k) Plan in an amount determined by the Board of Directors. Our 401(k) matching contributions to the 401(k) Plan for the years ended December 31, 2012, 2011 and 2010 were $2.8 million, $0.3 million and $9.0 million, respectively. We made no profit sharing contributions during the years ended December 31, 2012, 2011 and 2010. Effective June 1, 2012 the Granite Construction Employee Stock Ownership Plan (the "ESOP") was merged into the 401(k) Plan. Under the combined Plans, employees may elect to diversify their prior ESOP holdings at any such time and such amounts are available for distribution following the employee's termination of service (or earlier, if so provided under the terms of the combined plan).

Non-Qualified Deferred Compensation Plan: We offer a Non-Qualified Deferred Compensation Plan ("NQDC Plan") to a select group of our highly compensated employees. The NQDC Plan provides participants the opportunity to defer payment of certain compensation as defined in the NQDC Plan. In October 2008, a Rabbi Trust was established to fund our NQDC Plan obligation and was fully funded as of December 31, 2012. The assets held by the Rabbi Trust at December 31, 2012 are substantially in the form of company owned life insurance. As of December 31, 2012, there were approximately 55 active participants in the NQDC Plan. NQDC Plan obligations were $24.1 million as of December 31, 2012 and $25.0 million as of December 31, 2011.

Multi-employer Pension Plans: Three of our wholly owned subsidiaries, Granite Construction Company, Granite Construction Northeast, Inc. and Kenny Construction Company also contribute to various multi-employer pension plans on behalf of union employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If we chose to stop participating in some of the multi-employer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following table presents our participation in these plans (dollars in thousands):

Pension Trust Fund	Pension Plan Employer Identification Number	Pension Protection Act ("PPA") Certified Zone Status[1]		FIP / RP Status Pending / Implemented[2]	Contributions			Surcharge Imposed	Expiration Date of Collection Bargaining Agreement[3]
		2012	2011		2012	2011	2010		
Locals 302 and 612 Operating Engineers-Employers Retirement Fund	91-6028571	Green	Green	No	$ 2,368	$ 2,386	$ 2,040	No	12/31/2013
Operating Engineers Pension Trust Fund	95-6032478	Red	Red	Yes	2,285	2,099	2,127	No	6/30/2013
Pension Trust Fund for Operating Engineers Pension Plan	94-6090764	Orange	Orange	Yes	8,030	7,296	6,394	No	6/30/2013
Laborers Pension Trust Fund for Northern California	94-6277608	Yellow	Yellow	Yes	2,320	1,950	1,968	No	4/30/2015
All other funds (31)					7,720	8,238	7,788		
				Total Contributions:	$ 22,723	$ 21,969	$ 20,317		

[1]The most recent PPA zone status available in 2012 and 2011 is for the plan's year-end during 2011 and 2010, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the orange zone are less than 80 percent funded and have an Accumulated Funding Deficiency in the current year or projected into the next six years, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

[2]The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented.

[3]Lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. Pension trust funds with a range of expiration dates have various collective bargaining agreements.

We currently have no intention of withdrawing from any of the multi-employer pension plans in which we participate.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

14. Shareholders' Equity

Stock-based Compensation: On May 23, 2012, the Company's stockholders approved the 2012 Equity Incentive Plan (the "Plan"), which replaced the Amended and Restated 1999 Equity Incentive Plan. The Plan provides for the issuance of restricted stock, restricted stock units and stock options to eligible employees and to members of our Board of Directors. Beginning in 2011, the Company issued restricted stock units to eligible employees in lieu of restricted stock. As of December 31, 2012, a total of 2,635,640 shares of our common stock have been reserved for issuance of which approximately 1,886,882 remained available as of December 31, 2012.

Restricted Stock Units and Restricted Stock: As noted above, restricted stock units and restricted stock can be issued to eligible employees and members of our Board of Directors. Restricted stock units and restricted stock are issued for services to be rendered and may not be sold, transferred or pledged for such a period as determined by our Compensation Committee. Restricted stock unit and restricted stock compensation cost is measured at our common stock's fair value based on the market price at the date of grant. We recognize compensation cost only for restricted stock units and restricted stock that will ultimately vest. We estimate the number of shares that will ultimately vest at each grant date based on our historical experience and adjust compensation cost based on changes in those estimates over time.

Restricted stock unit and restricted stock compensation cost is recognized ratably over the shorter of the vesting period (generally three years) or the period from grant date to the first maturity date after the holder reaches age 62 and has completed certain specified years of service, when all restricted stock becomes fully vested. Vesting of restricted stock is not subject to any market or performance conditions and vesting provisions are at the discretion of the Compensation Committee. An employee may not sell or otherwise transfer unvested stock and, in the event employment is terminated prior to the end of the vesting period, any unvested units or stock are surrendered to us. We have no obligation to purchase restricted stock units or restricted stock.

A summary of the changes in our restricted stock units during the years ended December 31, 2012, 2011 and 2010 is as follows (shares in thousands):

December 31,	2012		2011		2010	
	Shares	Weighted-Average Grant-Date Fair Value per Share	Shares	Weighted-Average Grant-Date Fair Value per Share	Shares	Weighted-Average Grant-Date Fair Value per Share
Outstanding, beginning balance	346	$ 25.64	144	$ 23.54	25	$ 15.56
Granted	533	28.99	271	26.94	136	25.07
Vested	(175)	26.87	(64)	26.44	(15)	24.34
Forfeited	(39)	27.95	(5)	25.94	(2)	23.03
Outstanding, ending balance	665	$ 27.74	346	$ 25.64	144	$ 23.54

Compensation cost related to restricted stock units was approximately $7.6 million ($5.6 million net of tax), $3.0 million ($2.2 million net of tax), and $1.1 million ($0.6 million net of tax) for the years ended December 31, 2012, 2011 and 2010, respectively. The grant date fair value of restricted stock vested during the years ended December 31, 2012, 2011 and 2010 was approximately $4.7 million, $1.7 million and $0.4 million, respectively. As of December 31, 2012, there was $12.9 million of unrecognized compensation cost related to restricted stock units which will be recognized over a remaining weighted-average period of 1.2 years.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

A summary of the changes in our restricted stock during the years ended December 31, 2012, 2011 and 2010 is as follows (shares in thousands):

December 31,	2012		2011		2010	
	Shares	Weighted-Average Grant-Date Fair Value per Share	Shares	Weighted-Average Grant-Date Fair Value per Share	Shares	Weighted-Average Grant-Date Fair Value per Share
Outstanding, beginning balance	472	$ 37.39	855	$ 38.23	991	$ 40.31
Granted	—	—	—	—	285	28.30
Vested	(290)	42.11	(368)	39.25	(350)	36.16
Forfeited	(8)	30.30	(15)	39.62	(71)	37.62
Outstanding, ending balance	174	$ 29.83	472	$ 37.39	855	$ 38.23

Compensation cost related to restricted stock was approximately $3.8 million ($2.8 million net of tax), $9.1 million ($6.7 million net of tax) and $13.0 million ($7.7 million net of tax) for the years ended December 31, 2012, 2011 and 2010, respectively. The grant date fair value of restricted stock vested during the years ended December 31, 2012, 2011 and 2010 was approximately $12.2 million, $14.4 million and $12.7 million, respectively. As of December 31, 2012 there was $0.5 million of unrecognized compensation cost related to restricted stock which will be recognized over a remaining weighted-average period of 0.2 years.

Stock Options: In 2012, no stock options were granted. As of December 31, 2012, there were 27,079 stock options outstanding.

Employee Stock Ownership Plan: Effective January 1, 2007, our Employee Stock Ownership Plan ("ESOP") was amended to effectively freeze the plan. Under the amended plan, no new participants were added and no further contributions were made for the years ended December 31, 2012, 2011 and 2010. Effective June 1, 2012 the Granite Construction Employee Stock Ownership Plan was merged into the Granite Construction Profit Sharing and 401(k) Plan. As of December 31, 2012, the 401(k) Plan owned 2,540,141 shares of our common stock. Dividends on shares held by the ESOP are charged to retained earnings and all shares held by the ESOP are treated as outstanding in computing our earnings per share.

Employee Stock Purchase Plan: In 2010, our Board of Directors approved the Employee Stock Purchase Plan ("ESPP"). Effective January 1, 2011, our ESPP allows qualifying employees to purchase shares of our common stock through payroll deductions of up to 15% of their compensation, subject to Internal Revenue Code limitations, at a price of 95% of the fair market value as of the end of each of the six-month offering periods. During the years ended December 31, 2012 and 2011, proceeds from the ESPP were $0.5 million and $0.3 million for 21,446 and 13,027 shares, respectively. The offering periods commence on May 15 and November 15 of each year, except for the first offering period, which commenced on January 15, 2011.

Share Purchase Program: In 2007, our Board of Directors authorized us to purchase up to $200.0 million of our common stock at management's discretion. Under this purchase program, the Company may purchase shares from time to time on the open market or in private transactions. The specific timing and amount of purchases will vary based on market conditions, securities law limitations and other factors. Purchases under the share purchase program may be commenced, suspended or discontinued at any time and from time to time without prior notice. The purchase price of our common stock purchased and retired in excess of par value is allocated between additional paid-in capital and retained earnings. During 2012, 2011 and 2010, we did not purchase shares under the share purchase program. At December 31, 2012, $64.1 million of the $200.0 million authorization was available for additional share purchases.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15. Weighted Average Shares Outstanding

A reconciliation of the weighted average shares outstanding used in calculating basic and diluted net income (loss) per share in the accompanying consolidated statements of operations is as follows (in thousands):

Years Ended December 31,	2012	2011	2010
Weighted average shares outstanding:			
Weighted average common stock outstanding	38,689	38,677	38,750
Less: weighted average unvested restricted stock outstanding	242	560	930
Total basic weighted average shares outstanding	38,447	38,117	37,820
Diluted weighted average shares outstanding:			
Weighted average common stock outstanding, basic	38,447	38,117	37,820
Effect of dilutive securities:			
Common stock options and restricted stock units[1]	629	356	—
Total weighted average shares outstanding assuming dilution	39,076	38,473	37,820

[1]Due to the net loss for the year ended December 31, 2010, common stock options and restricted stock units representing 161,000 shares were excluded from the number of shares used in calculating diluted loss per share for that period, as their inclusion would be antidilutive.

16. Earnings Per Share

We calculate earnings per share ("EPS") under the two-class method by allocating earnings to both common shares and unvested restricted stock which are considered participating securities. However, net losses are not allocated to participating securities for purposes of computing EPS under the two-class method. The following is a reconciliation of net income (loss) attributable to Granite and related weighted average shares of common stock outstanding for purposes of calculating basic and diluted net income (loss) per share using the two-class method (in thousands, except per share amounts):

Years Ended December 31,	2012	2011	2010
Basic			
Numerator:			
Net income (loss) attributable to Granite	$ 45,283	$ 51,161	$ (58,983)
Less: net income allocated to participating securities	283	738	—
Net income (loss) allocated to common shareholders for basic calculation	$ 45,000	$ 50,423	$ (58,983)
Denominator:			
Weighted average common shares outstanding, basic	38,447	38,117	37,820
Net income (loss) per share, basic	$ 1.17	$ 1.32	$ (1.56)
Diluted			
Numerator:			
Net income (loss) attributable to Granite	$ 45,283	$ 51,161	$ (58,983)
Less: net income allocated to participating securities	279	732	—
Net income (loss) allocated to common shareholders for diluted calculation	$ 45,004	$ 50,429	$ (58,983)
Denominator:			
Weighted average common shares outstanding, diluted	39,076	38,473	37,820
Net income (loss) per share, diluted	$ 1.15	$ 1.31	$ (1.56)

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

17. Income Taxes

Following is a summary of the provision for (benefit from) income taxes (in thousands):

Years Ended December 31,	2012	2011	2010
Federal:			
Current	$ 10,410	$ 11,136	$ (2,330)
Deferred	9,518	7,914	(36,519)
Total federal	19,928	19,050	(38,849)
State:			
Current	4,689	2,952	(1,071)
Deferred	(3,508)	1,346	(4,008)
Total state	1,181	4,298	(5,079)
Total provision for (benefit from) income taxes	$ 21,109	$ 23,348	$ (43,928)

Following is detail of the provision for (benefit from) income taxes and a reconciliation of the statutory to effective tax rate (dollars in thousands):

Years Ended December 31,	2012		2011		2010	
	Amount	Percent	Amount	Percent	Amount	Percent
Federal statutory tax	$ 28,360	35.0	$ 31,301	35.0	$ (37,232)	35.0
State taxes, net of federal tax benefit	5,299	6.5	3,497	3.9	(4,500)	4.2
Valuation allowance release	(5,803)	(7.2)	—	—	—	—
Percentage depletion deduction	(1,422)	(1.8)	(1,254)	(1.4)	(997)	0.9
Domestic production deduction	(1,367)	(1.7)	(1,604)	(1.8)	100	(0.1)
Noncontrolling interests	(5,124)	(6.3)	(5,223)	(5.8)	1,213	(1.1)
Settlements and effective settlements of audit issues	—	—	(2,348)	(2.6)	330	(0.3)
Nondeductible expenses	1,918	2.4	1,000	1.1	285	(0.3)
Other	(752)	(0.8)	(2,021)	(2.3)	(3,127)	3.0
Total	$ 21,109	26.1	$ 23,348	26.1	$ (43,928)	41.3

Our effective tax rate was essentially flat in 2012 from 2011 at 26.1%. The tax rate for the year ended December 31, 2012 included a release of a state valuation allowance. The tax rate for the year ended December 31, 2011 included the recognition and measurement of previously unrecognized tax benefits. The recognition and measurement of these tax benefits were the result of a favorable settlement of an income tax examination conducted by the Internal Revenue Service. Our tax rate is affected by discrete items that may occur in any given year, but are not consistent from year to year.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Following is a summary of the deferred tax assets and liabilities (in thousands):

December 31,	2012	2011
Deferred tax assets:		
Receivables	$ 2,876	$ 2,929
Inventory	5,611	6,308
Insurance	10,476	7,142
Deferred compensation	14,055	16,485
Other accrued liabilities	7,184	9,244
Contract income recognition	4,171	4,253
Impairments on real estate investments	5,002	18,895
Accrued compensation	6,064	4,606
Other	416	300
Net operating loss carryforward	8,359	9,510
Valuation allowance	(5,242)	(10,668)
Total deferred tax assets	58,972	69,004
Deferred tax liabilities:		
Property and equipment	30,448	34,467
Total deferred tax liabilities	30,448	34,467
Net deferred tax assets	$ 28,524	$ 34,537

The above amounts are reflected in the accompanying consolidated balance sheets as follows (in thousands):

December 31,	2012	2011
Current deferred tax assets, net	$ 36,687	$ 38,571
Long-term deferred tax liabilities, net	8,163	4,034
Net deferred tax assets	$ 28,524	$ 34,537

The deferred tax asset for other accrued liabilities relates to various items including accrued compensation, accrued rent and accrued reclamation costs, which are realizable in future periods. Our deferred tax asset for net operating loss carryforward relates to state and local net operating loss carryforwards which expire between 2025 and 2029. We have provided a valuation allowance on the net deferred tax assets for certain state and local jurisdictions because we do not believe their realizability is more likely than not.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

The following is a summary of the change in valuation allowance (in thousands):

December 31,	2012	2011	2010
Beginning balance	$ 10,668	$ 13,111	$ 13,018
(Deductions) additions	(5,426)	(2,443)	93
Ending balance	$ 5,242	$ 10,668	$ 13,111

Uncertain tax positions: We file income tax returns in the U.S. and various state and local jurisdictions. We are currently under examination by the Internal Revenue Service for the 2008 through 2010 tax years. We are also under examination by various state taxing authorities for various tax years. We do not anticipate that any of these audits will result in a material change in our financial position. Our 2005 through 2007 tax years remain open to examination by state taxing authorities. We are no longer subject to U.S. federal examinations by tax authorities for years before 2008.

We had approximately $3.2 million and $3.1 million of total gross unrecognized tax benefits as of December 31, 2012 and 2011, respectively. There were approximately $0.8 million and $1.1 million of unrecognized tax benefits that would affect the effective tax rate in any future period at December 31, 2012 and 2011, respectively. We do not anticipate a significant increase or decrease in our unrecognized tax benefits that will impact our effective tax rate in 2013.

The following is a tabular reconciliation of unrecognized tax benefits (in thousands) the balance of which is included in other long-term liabilities on the consolidated balance sheets:

December 31,	2012	2011	2010
Beginning balance	$ 2,339	$ 5,650	$ 5,882
Gross increases – current period tax positions	1,017	1,726	180
Gross decreases – current period tax positions	(800)	(1,420)	(453)
Gross increases – prior period tax positions	4	1,485	4,009
Gross decreases – prior period tax positions	(245)	(1,467)	(1,641)
Settlements with taxing authorities/lapse of statute of limitations	—	(3,635)	(2,327)
Ending balance	$ 2,315	$ 2,339	$ 5,650

We record interest related to uncertain tax positions as interest expense in our consolidated statements of operations. During the years ended December 31, 2012, 2011 and 2010, we recognized approximately $0.1 million of interest expense, $0.1 million of interest income and $0.4 million of interest expense, respectively. Approximately $0.9 million and $0.8 million of accrued interest were included in our uncertain tax position liability on our consolidated balance sheets at December 31, 2012 and 2011, respectively.

18. Commitments, Contingencies and Guarantees

Leases: Minimum rental commitments and minimum royalty requirements under all noncancellable operating leases, primarily quarry property, in effect at December 31, 2012 were (in thousands):

Years Ending December 31,		
2013	$	6,983
2014		5,884
2015		4,582
2016		4,025
2017		2,935
Later years (through 2099)		11,879
Total	$	36,288

Operating lease rental expense was $9.8 million in both 2012 and 2011 and was $9.9 million in 2010.

Performance Guarantees

As discussed in Note 6, we participate in various construction joint venture partnerships. All partners in these joint ventures are jointly and severally liable for completion of the total project under the terms of the contract with the project owner. Although our agreements with our joint venture partners provide that each party will assume and pay its share of any losses resulting from a project, if one of our partners was unable to pay its share we would be fully liable under our contract with the project owner. Circumstances that could lead to a loss under these guarantee arrangements include a partner's inability to contribute additional funds to the venture in the event that the project incurred a loss or additional costs that we could incur should the partner fail to provide the services and resources toward project completion that had been committed to in the joint venture agreement. At December 31, 2012, we had approximately $1.6 billion of construction revenue to be recognized on unconsolidated and line item construction joint venture contracts of which $553.8 million represented our share and the remaining $1.1 billion represented our partners' share. Due to the joint and several liabilities of joint venture arrangements, if one of our joint venture partners fails to perform, we and the remaining joint venture partners would be responsible for the outstanding work. We are not able to estimate other amounts that may be required beyond the remaining cost of the work to be performed. These costs could be offset by billings to the customer or performance bonds. See Note 10 for disclosure of the amounts recorded in our consolidated balance sheets.

Surety Bonds

We may provide contract guarantees related to our services or work. These guarantees are backed by various types of surety bonds, instruments that ensure we will perform our contractual obligations pursuant to the terms of our contract with the client. If our services or work under a guaranteed contract are later determined to have a material defect or deficiency, we may be responsible for repairs, monetary damages or other legal remedies. When sufficient information about a material defect or deficiency on a guaranteed contract is determined to be probable, we recognize the cost of repairs and monetary damages. Currently, we have no material defects or deficiencies for which losses have or need to be recognized.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

19. Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings that are pending against us and our affiliates alleging, among other things, breach of contract or tort in connection with the performance of professional services, the various outcomes of which cannot be predicted with certainty. The most significant of these proceedings are as follows:

- ***US Highway 20 Project:*** Our wholly owned subsidiaries, Granite Construction Company ("GCCO") and Granite Northwest, Inc., are members of a joint venture known as Yaquina River Constructors ("YRC") which was contracted by the Oregon Department of Transportation ("ODOT") to construct a new road alignment of US Highway 20 near Eddyville, Oregon. During the fall and winter of 2006, extraordinary rain events produced runoff that overwhelmed installed erosion control measures and resulted in discharges to surface water and alleged violations of YRC's stormwater permit. During 2012, ODOT and YRC reached a settlement agreement that ended YRC's responsibility to construct the project. Also during 2012, YRC, GCCO, the United States Environmental Protection Agency and the U.S. Department of Justice ("DOJ") entered into a consent decree, which provides for a civil penalty payment after entry of the decree by the court and environmental monitoring by GCCO of certain Oregon projects. This matter has not and is not expected to have a material adverse effect on our financial position, results of operations, cash flow and/or liquidity.
- ***Investigation Related to Grand Avenue Project Disadvantaged Business Enterprise ("DBE") Issues:*** On March 6, 2009, the U.S. Department of Transportation, Office of Inspector General served upon our wholly-owned subsidiary, Granite Construction Northeast, Inc. ("Granite Northeast"), a United States District Court Eastern District of New York Grand Jury subpoena to produce documents. The subpoena sought all documents pertaining to the use of a DBE firm (the "Subcontractor"), and the Subcontractor's use of a non-DBE lower tier subcontractor/consultant, on the Grand Avenue Bus Depot and Central Maintenance Facility for the Borough of Queens Project (the "Grand Avenue Project"), a Granite Northeast project. The subpoena sought any documents regarding the use of the Subcontractor as a DBE on any other projects and any other documents related to the Subcontractor or to the lower-tier subcontractor/consultant. Granite Northeast produced the requested documents, together with other requested information. Subsequently, Granite Northeast was informed by the DOJ that it is a subject of the investigation, along with others. In January 2013, Granite Northeast met with Assistant United States Attorneys from the DOJ, along with other federal and state agents (the "Agencies"), to discuss the status of the government's criminal investigation of the Grand Avenue Project participants, including Granite Northeast. In addition to the documents produced in response to the Grand Jury subpoena, Granite Northeast is in the process of providing information to the DOJ concerning other projects for which Granite Northeast has claimed DBE credit. Granite Northeast is fully cooperating with the Agencies' investigation. We cannot, however, rule out the possibility of actions being brought against Granite Northeast which could result in civil, criminal, and/or administrative penalties or sanctions. Beyond the amount accrued for this matter, Granite is unable to estimate at this time any additional losses that may be reasonably probable. However, under certain circumstances the resolution of the matters under investigation could have direct or indirect consequences that could have a material adverse effect on our financial position, results of operations and/or liquidity.
- ***Other Legal Proceedings/Government Inquiries:*** We are a party to a number of other legal proceedings arising in the normal course of business. From time to time, we also receive inquiries from public agencies seeking information concerning our compliance with government construction contracting requirements and related laws and regulations. We believe that the nature and number of these proceedings and compliance inquiries are typical for a construction firm of our size and scope. Our litigation typically involves claims regarding public liability or contract related issues. While management currently believes, after consultation with counsel, that the ultimate outcome of pending proceedings and compliance inquiries, individually and in the aggregate, will not have a material adverse affect on our financial position, results of operations or cash flows, litigation is subject to inherent uncertainties. Were one or more unfavorable rulings to occur, there exists the possibility of a material adverse effect on our financial position, results of operations, cash flows and/or liquidity for the period in which the ruling occurs. In addition, our government contracts could be terminated, we could be suspended or debarred, or payment of our costs disallowed. While any one of our pending legal proceedings is subject to early resolution as a result of our ongoing efforts to settle, whether or when any legal proceeding will be resolved through settlement is neither predictable nor guaranteed.

We record amounts in our consolidated balance sheets representing our estimated liability relating to legal proceedings and government inquiries. During the years ended December 31, 2012 and 2011, there were no significant additions or revisions to the estimated liability that were recorded in our consolidated statements of operations, or significant changes to our accrual for such litigation loss contingencies on our consolidated balance sheets.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

20. Business Segment Information

Our reportable segments are: Construction, Large Project Construction, Construction Materials and Real Estate. The Construction segment performs various heavy civil construction projects with a large portion of the work focused on new construction and improvement of streets, roads, highways, bridges, site work and other infrastructure projects. These projects are typically bid-build projects completed within two years with a contract value of less than $75 million.

The Large Project Construction segment focuses on large, complex infrastructure projects which typically have a longer duration than our Construction segment work. These projects include major highways, mass transit facilities, bridges, tunnels, waterway locks and dams, pipelines, canals and airport infrastructure. This segment primarily includes bid-build, design-build and construction management/general contractor contracts, generally with contract values in excess of $75 million.

The Construction Materials segment mines and processes aggregates and operates plants that produce construction materials for internal use and for sale to third parties.

The Real Estate segment purchases, develops, operates, sells and invests in real estate related projects and provides real estate services for the Company's operations. The Real Estate segment's current portfolio consists of residential, retail and office site development projects for sale to home and commercial property developers in Washington, California and Texas. In October 2010, we announced our Enterprise Improvement Plan that includes business plans to orderly divest of our real estate investment business consistent with our business strategy to focus on our core business.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1). We evaluate performance based on gross profit or loss, and do not include overhead and non-operating income or expense. Segment assets include property and equipment, intangibles, goodwill, inventory, equity in construction joint ventures and real estate held for development and sale.

Kenny's assets as of December 31, 2012 have been, and its results will be, reported under the Construction and Large Project Construction segments.

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Summarized segment information is as follows (in thousands):

Years Ended December 31,	Construction	Large Project Construction	Construction Materials	Real Estate	Total
2012					
Total revenue from reportable segments	$ 984,106	$ 863,217	$ 410,033	$ 5,072	$2,262,428
Elimination of intersegment revenue	—	—	(179,391)	—	(179,391)
Revenue from external customers	984,106	863,217	230,642	5,072	2,083,037
Gross profit	77,963	148,418	7,572	806	234,759
Depreciation, depletion and amortization	13,225	4,527	28,490	—	46,242
Segment assets	163,287	173,142	347,869	50,223	734,521
2011					
Total revenue from reportable segments	$ 1,043,614	$ 725,043	$ 415,618	$ 20,291	$2,204,566
Elimination of intersegment revenue	—	—	(195,035)	—	(195,035)
Revenue from external customers	1,043,614	725,043	220,583	20,291	2,009,531
Gross profit	124,506	104,108	16,641	2,708	247,963
Depreciation, depletion and amortization	14,747	4,547	28,672	189	48,155
Segment assets	111,780	110,441	352,619	75,050	649,890
2010					
Total revenue from reportable segments	$ 943,245	$ 584,406	$ 419,355	$ 13,256	$1,960,262
Elimination of intersegment revenue	—	—	(197,297)	—	(197,297)
Revenue from external customers	943,245	584,406	222,058	13,256	1,762,965
Gross profit	95,709	67,307	12,018	2,750	177,784
Depreciation, depletion and amortization	18,148	2,759	33,565	522	54,994
Segment assets	123,153	80,259	374,205	87,686	665,303

A reconciliation of segment gross profit to consolidated income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

Years Ended December 31,	2012	2011	2010
Total gross profit from reportable segments	$ 234,759	$ 247,963	$ 177,784
Selling, general and administrative expenses	185,099	162,302	191,593
Restructuring (gains) charges, net	(3,728)	2,181	109,279
Gain on sales of property and equipment	27,447	15,789	13,748
Other income (expense), net	194	(9,836)	2,964
Income (loss) before provision for (benefit from) income taxes	$ 81,029	$ 89,433	$ (106,376)

A reconciliation of segment assets to consolidated total assets is as follows (in thousands):

December 31,	2012	2011	2010
Total assets for reportable segments	$ 734,521	$ 649,890	$ 665,303
Assets not allocated to segments:			
Cash and cash equivalents	321,990	256,990	252,022
Short-term and long-term marketable securities	111,430	149,658	143,706
Receivables, net	325,529	251,838	243,986
Deferred income taxes	36,687	38,571	53,877
Other current assets	67,726	76,074	55,970
Property and equipment, net	50,857	46,180	42,874
Other noncurrent assets	80,747	78,598	77,795
Consolidated total assets	$ 1,729,487	$ 1,547,799	$ 1,535,533

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21. Acquisition

On December 28, 2012, we signed a definitive agreement to acquire 100% of the outstanding shares of Kenny, a national contractor and construction manager based in Northbrook, Illinois for approximately $141.5 million, subject to possible post-closing adjustments. The acquisition was effective December 31, 2012 and was funded through cash on hand and $70.0 million of proceeds from borrowings under Granite's existing credit facility - see Note 12 for further discussion on the borrowings. In accordance with the terms of the agreement, we expect to pay approximately $8.7 million in post-closing adjustments during the second quarter of 2013. These post-closing adjustments are reflected in the purchase price and are included in accrued and other current liabilities on our consolidated balance sheet as of December 31, 2012.

The acquired business will be operating under the name Kenny Construction Company as a wholly owned subsidiary of Granite Construction Incorporated. Kenny operates in the tunneling, electrical power and underground businesses. Their underground business utilizes cutting-edge trenchless construction technologies and processes. This acquisition expands our presence in these markets and enables us to leverage our capabilities and geographic footprint. Kenny has approximately 475 employees and a network of 12 offices in North America. We have accounted for this transaction in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations ("ASC 805")*.

Preliminary Purchase Price Allocation
In accordance with ASC 805, the total purchase price was allocated to the net tangible and identifiable intangible assets based on their estimated fair values as of December 31, 2012 as presented in the table below (in thousands). These estimates are subject to revision, which may result in adjustments to the values presented below. We expect to finalize these amounts within 12 months from the acquisition date and do not expect any adjustments to be material.

Cash and cash equivalents	$	53,185
Receivables		88,725
Costs and estimated earnings in excess of billings		444
Inventories		731
Equity in construction joint ventures		7,222
Other current assets		6,039
Property and equipment, net		51,126
Identifiable intangible assets:		
Acquired backlog		8,400
Customer relationships		2,500
Trade name		4,100
Total amount allocated to identifiable intangible assets		15,000
Accounts payable		44,753
Billings in excess of costs and estimated earnings		50,098
Accrued expenses and other current liabilities		16,806
Noncontrolling interests		14,788
Total identifiable net assets acquired		96,027
Goodwill		45,519
Total purchase price	$	141,546

GRANITE CONSTRUCTION INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued).

Intangible assets

Intangible assets include backlog, customer relationships and trade name. We amortize the fair values using the straight-line method over their estimated useful lives. As the acquisition was effective on December 31, 2012, no amortization associated with these acquired intangibles was recorded during the year ended December 31, 2012. The estimated useful lives for backlog and customer relationships range from 1 to 8 years and represent existing contracts and the underlying customer relationships. They are amortized based on the period over which the economic benefits of the intangible assets are expected to be realized. Trade names represent the fair values of the acquired trade names and trademarks. The estimated useful lives of the trade names are 10 years. The identifiable intangible assets are expected to be deductible for income tax purposes.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. The factors that contributed to the recognition of goodwill from the acquisition of Kenny include acquiring a workforce with capabilities in the power, tunnel and underground markets, cost savings opportunities and the significant synergies expected to arise. The $45.5 million of goodwill that resulted from this acquisition is included in our Construction and Large Project Construction segments - see Note 9. The goodwill is expected to be deductible for income tax purposes.

Receivables

The fair value of assets acquired includes trade receivables of $61.6 million and retention receivables of $27.1 million. The gross amount due under contracts is $88.7 million.

Pro Forma Financial Information (unaudited)

The financial information in the table below summarizes the combined results of operations of Granite and Kenny, on a pro forma basis, as though the companies had been combined as of the beginning of 2011 (in thousands, except per share amounts). The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2011.

Years Ended December 31,	**2012**	**2011**
Revenue	$ 2,388,790	$ 2,289,043
Net income including noncontrolling interests	82,914	$ 78,344
Net income attributable to Granite	58,225	$ 55,993
Basic net income per share	1.50	$ 1.46
Diluted net income per share	1.48	$ 1.45

These amounts have been calculated after applying Granite's accounting policies and adjusting the results of Kenny to reflect the additional depreciation and amortization that would have been recorded assuming the fair value adjustments to property and equipment and intangible assets had been applied starting on January 1, 2011. The income tax expense related to Kenny for the years ended December 31, 2012 and 2011 was minimal due to its status as an S Corporation for income tax purposes. For purposes of this proforma financial information, the statutory tax rate of 39% was adjusted for estimated permanent items to arrive at 36%.

In 2012, Granite incurred $4.4 million of acquisition-related costs. These expenses are included in selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2012.

Quarterly Financial Data

The following table sets forth selected unaudited financial information for the eight quarters in the two-year period ended December 31, 2012. This information has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contains all adjustments necessary for a fair statement thereof.

QUARTERLY FINANCIAL DATA
(unaudited - dollars in thousands, except per share data)

2012 Quarters Ended	December 31,	September 30,	June 30,	March 31,
Revenue	$ 504,781	$ 728,482	$ 539,615	$ 310,160
Gross profit	56,808	101,099	51,916	24,936
As a percent of revenue	11.3%	13.9%	9.6%	8.0%
Net income (loss)[1]	$ 18,374	$ 45,746	$ 4,487	$ (8,687)
As a percent of revenue	3.6%	6.3%	0.8%	-2.8%
Net income (loss) attributable to Granite	$ 17,987	$ 37,121	$ 1,949	$ (11,773)
As a percent of revenue	3.6%	5.1%	0.4%	-3.8%
Net income (loss) per share attributable to common shareholders:				
Basic	$ 0.46	$ 0.96	$ 0.05	$ (0.31)
Diluted	$ 0.46	$ 0.94	$ 0.05	$ (0.31)

2011 Quarters Ended	December 31,	September 30,	June 30,	March 31,
Revenue	$ 539,548	$ 728,578	$ 484,674	$ 256,731
Gross profit	79,126	93,893	44,956	29,988
As a percent of revenue	14.7%	12.9%	9.3%	11.7%
Net (loss) income	$ 24,792	$ 42,376	$ 6,173	$ (7,256)
As a percent of revenue	4.6%	5.8%	1.3%	-2.8%
Net (loss) income attributable to Granite	$ 18,754	$ 36,468	$ 4,946	$ (9,007)
As a percent of revenue	3.5%	5.0%	1.0%	-3.5%
Net (loss) income per share attributable to common shareholders:				
Basic	$ 0.48	$ 0.94	$ 0.13	$ (0.24)
Diluted	$ 0.48	$ 0.93	$ 0.13	$ (0.24)

[1]Included in our net income for the quarter ended December 31, 2012 was a gain on sale of $18.0 million from the sale of an underutilized quarry in the fourth quarter of 2012. This sale was related to our process of continually optimizing our assets separate from the Enterprise Improvement Plan. In addition, net income for the quarter ended December 31, 2012 included a $5.8 million tax benefit from a release of a state valuation allowance and $4.4 million, pre-tax, of Kenny related acquisition costs.

Net income (loss) per share calculations are based on the weighted average common shares outstanding for each period presented. Accordingly, the sum of the quarterly net income (loss) per share amounts may not equal the per share amount reported for the year.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANITE CONSTRUCTION INCORPORATED

By: /s/ Laurel J. Krzeminski

Laurel J. Krzeminski, Senior Vice President and Chief Financial Officer

Date: March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 1, 2013, by the following persons on behalf of the Registrant in the capacities indicated.

/s/ James H. Roberts
James H. Roberts, President and Chief Executive Officer

/s/ William H. Powell
William H. Powell, Chairman of the Board and Director

/s/ Claes G. Bjork
Claes G. Bjork, Director

/s/ James W. Bradford
James W. Bradford, Director

/s/ Gary M. Cusumano
Gary M. Cusumano, Director

/s/ William G. Dorey
William G. Dorey, Director

/s/ David H. Kelsey
David H. Kelsey, Director

/s/ Rebecca A. McDonald
Rebecca A. McDonald, Director

/s/ Gaddi Vasquez
Gaddi Vasquez, Director

SCHEDULE II

GRANITE CONSTRUCTION INCORPORATED
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Charged to Expenses or Other Accounts, Net	Deductions and Adjustments[1]	Balance at End of Year
YEAR ENDED DECEMBER 31, 2012				
Allowance for doubtful accounts	2,880	135	(266)	2,749
YEAR ENDED DECEMBER 31, 2011				
Allowance for doubtful accounts	3,297	—	(417)	2,880
YEAR ENDED DECEMBER 31, 2010				
Allowance for doubtful accounts	3,917	368	(988)	3,297

[1] Deductions and adjustments for the allowances primarily relate to accounts written off.

INDEX TO 10-K EXHIBITS

Exhibit No.		Exhibit Description
2.1	*	Stock Purchase Agreement, dated December 28, 2012, by and between Granite Construction Incorporated and Kenny Industries, Inc. [Exhibit 2.1 to the Company's Form 8-K filed on January 4, 2013]
3.1	*	Certificate of Incorporation of Granite Construction Incorporated, as amended [Exhibit 3.1.b to the Company's Form 10-Q for quarter ended June 30, 2006]
3.2	*	Amended Bylaws of Granite Construction Incorporated [Exhibit 3.1 to the Company's Form 8-K filed on November 15, 2011]
10.1	* **	Key Management Deferred Compensation Plan II, as amended and restated [Exhibit 10.1 to the Company's Form 10-Q for quarter ended March 31, 2010]
10.2	* **	Granite Construction Incorporated Amended and Restated 1999 Equity Incentive Plan as Amended and Restated [Exhibit 10.1 to the Company's Form 10-Q for quarter ended June 30, 2009]
10.2.a	* **	Amendment No. 1 to the Granite Construction Incorporated Amended and Restated 1999 Equity Incentive Plan [Exhibit 10.2.a to the Company's Form 10-K for year ended December 31, 2009]
10.3	*	Amended and Restated Credit Agreement, dated October 11, 2012, by and among Granite Construction Incorporated, Granite Construction Company, GILC Incorporated, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Collateral Agent, Swing Line Lender and L/C Issuer. [Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2012]
10.3.a	*	Amended and Restated Security Agreement, dated October 11, 2012, by and among Granite Construction Incorporated, Granite Construction Company, GILC Incorporated, the guarantors party thereto and Bank of America, N.A., as Collateral Agent. [Exhibit 10.2 to the Company's Form 8-K filed on October 16, 2012]
10.4	*	Amended and Restated Securities Pledge Agreement, dated October 11, 2012, by and among Granite Construction Incorporated, Granite Construction Company, GILC Incorporated, the guarantors party thereto and Bank of America, N.A., as Collateral Agent. [Exhibit 10.3 to the Company's Form 8-K filed on October 16, 2012]
10.5	*	Amended and Restated Guaranty Agreement, dated October 11, 2012, by and among Granite Construction Incorporated, the guarantors party thereto and Bank of America, N.A., as Administrative Agent. [Exhibit 10.4 to the Company's Form 8-K filed on October 16, 2012]
10.6	*	Intercreditor and Collateral Agency Agreement, dated October 11, 2012, by and among Granite Construction Incorporated, for itself and on behalf of certain of its subsidiaries, Bank of America, N.A., as Collateral Agent and the secured creditors party thereto. [Exhibit 10.5 to the Company's Form 8-K filed on October 16, 2012]
10.7	*	Note Purchase Agreement between Granite Construction Incorporated and certain purchasers dated May 1, 2001 [Exhibit 10.3 to the Company's Form 10-Q for quarter ended June 30, 2001]
10.7.a	*	First Amendment to Note Purchase Agreement between Granite Construction Incorporated and certain purchasers dated June 15, 2003 [Exhibit 10.4 to the Company's Form 10-Q for quarter ended June 30, 2003]
10.8	*	Second Amendment to the Note Purchase Agreement, dated October 11, 2012, between Granite Construction Incorporated and the holders of the 2013 Notes party thereto. [Exhibit 10.6 to the Company's Form 10-Q for the quarter ended September 30, 2012]
10.9	*	Subsidiary Guaranty Agreement from the Subsidiaries of Granite Construction Incorporated as Guarantors of the Guaranty of Notes and Note Agreement and the Guaranty of Payment and Performance dated May 1, 2001 [Exhibit 10.4 to the Company's Form 10-Q for quarter ended June 30, 2001]
10.10	*	Note Purchase Agreement between Granite Construction Incorporated and Certain Purchasers dated December 12, 2007 [Exhibit 10.1 to the Company's Form 8-K filed January 31, 2008]
10.11	*	First Amendment to the Note Purchase Agreement, dated October 11, 2012, between Granite Construction Incorporated and the holders of the 2019 Notes party thereto. [Exhibit 10.7 to the Company's Form 10-Q for the quarter ended September 30, 2012]

Exhibit No.		Exhibit Description
10.12	*	Subsidiary Guaranty Agreement from the Subsidiaries of Granite Construction Incorporated as Guarantors of the Guaranty of Notes and Note Agreement and the Guaranty of Payment and Performance dated December 12, 2007 [Exhibit 10.10 to the Company's Form 10-K for year ended December 31, 2007]
10.13	*	International Swap Dealers Association, Inc. Master Agreement between BNP Paribas and Granite Construction Incorporated dated as of February 10, 2003 [Exhibit 10.5 to the Company's Form 10-Q for quarter ended June 30, 2003]
10.14	*	International Swap Dealers Association, Inc. Master Agreement between BP Products North America Inc. and Granite Construction Incorporated dated as of May 15, 2009 [Exhibit 10.3 to the Company's Form 10-Q for quarter ended September 30, 2009]
10.15	*	International Swap Dealers Association, Inc. Master Agreement between Wells Fargo Bank, N.A. and Granite Construction Incorporated dated as of May 22, 2009 [Exhibit 10.4 to the Company's Form 10-Q for quarter ended September 30, 2009]
10.16	*	International Swap Dealers Association, Inc. Master Agreement between Merrill Lynch Commodities, Inc. and Granite Construction Incorporated dated as of May June 2, 2009 [Exhibit 10.5 to the Company's Form 10-Q for quarter ended September 30, 2009]
10.17	*	International Swap Dealers Association, Inc. Master Agreement and Credit Support Annex between Shell Energy north America (US), L.P. and Granite Construction Incorporated dated as of March 16, 2010 [Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2010]
10.18	* **	Form of Amended and Restated Director and Officer Indemnification Agreement [Exhibit 10.10 to the Company's Form 10-K for year ended December 31, 2002]
10.19	* **	Executive Retention and Severance Plan II effective as of March 9, 2011 [Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2011]
10.2	* **	Form of Restricted Stock Agreement effective March 2010 [Exhibit 10.18 to the Company's Form 10-K for the year ended December 31, 2010]
10.21	* **	Form of Non-employee Director Stock Option Agreement as amended and effective April 7, 2006 [Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2010]
10.22	* **	Form of Restricted Stock Units Agreement effective January 1, 2010 [Exhibit 10.20 to the Company's Form 10-K for the year ended December 31, 2010]
10.23	* **	Form of Non-employee Director Restricted Stock Units Agreement effective January 1, 2010 [Exhibit 10.21 to the Company's Form 10-K for the year ended December 31, 2010]
10.24	* **	Granite Construction Incorporated Annual Incentive Plan effective January 1, 2010, as amended [Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2011]
10.25	* **	Amendment No. 2 to the Granite Construction Incorporated Annual Incentive Plan effective January 1, 2012 [Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2011]
10.26	* **	Granite Construction Incorporated Long Term Incentive Plan effective January 1, 2010, as amended [Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2011]
10.27	* **	Amendment No. 2 to the Granite Construction Incorporated Long Term Incentive Plan effective January 1, 2012 [Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2011]
10.28	* **	Granite Construction Incorporated 2012 Equity Incentive Plan [Exhibit 10.1 to the Company's Form 8-K filed on May 25, 2012]
10.29	* **	Form of Non-Employee Director Restricted Stock Unit Agreement effective May 22, 2012 [Exhibit 10.2 to the Company's Form 8-K filed on May 25, 2012]
10.30	† **	Granite Construction Incorporated NEO LTIP Awards Form of Restricted Stock Unit Agreement (Vesting on Date of Grant)

Exhibit No.		Exhibit Description
10.31	† **	Granite Construction Incorporated NEO LTIP Awards Form of Restricted Stock Unit Agreement (3 Year Vesting Schedule)
21	†	List of Subsidiaries of Granite Construction Incorporated
23.1	†	Consent of PricewaterhouseCoopers LLP
31.1	†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	††	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
95	†	Mine Safety Disclosure
101.INS	†	XBRL Instance Document
101.SCH	†	XBRL Taxonomy Extension Schema
101.CAL	†	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	†	XBRL Taxonomy Extension Definition Linkbase
101.LAB	†	XBRL Taxonomy Extension Label Linkbase
101.PRE	†	XBRL Taxonomy Extension Presentation Linkbase

* Incorporated by reference
** Compensatory plan or management contract
† Filed herewith
†† Furnished herewith

(This page is intentionally left blank)

CORPORATE INFORMATION

BOARD OF DIRECTORS

William H. Powell
Chairman of the Board
Retired Chairman and Chief Executive Officer,
National Starch and Chemical Company

James H. Roberts
President and
Chief Executive Officer
Granite Construction Incorporated

Claes G. Bjork
Retired Chief Executive Officer,
Skanska AB, Sweden

James W. Bradford
Dean and Ralph Owen Professor
for the School of Management,
Owen School of Management,
Vanderbilt University

Gary M. Cusumano
Retired Chairman,
Newhall Land and Farming Company

William G. Dorey
Retired President and
Chief Executive Officer,
Granite Construction Incorporated

David H. Kelsey
Chief Financial Officer,
Elevance Renewable Sciences, Inc.

Rebecca A. McDonald
Retired Chief Executive Officer,
Laurus Energy Inc.

Gaddi H. Vasquez
Senior Vice President,
Public Affairs, Southern California Edison

OFFICERS

James H. Roberts
President and
Chief Executive Officer

Laurel J. Krzeminski
Senior Vice President and
Chief Financial Officer

Thomas S. Case
Senior Vice President and Group Manager

Philip M. DeCocco
Senior Vice President of Human Resources

Michael F. Donnino
Senior Vice President and Group Manager

John A. Franich
Senior Vice President and Group Manager

Patrick B. Kenny
Senior Vice President and Group Manager

James D. Richards
Senior Vice President and Group Manager

Richard A. Watts
Senior Vice President, General Counsel,
Corporate Compliance Officer
and Secretary

Jigisha Desai
Vice President, Treasurer, and
Assistant Financial Officer

Ronald L Gatto
Vice President, Controller and
Assistant Financial Officer

ANNUAL SHAREHOLDERS' MEETING

Granite's Annual Meeting of Shareholders will be held at 10:30 a.m. PDT on June 6, 2013, at the Monterey Plaza Hotel 400 Cannery Row, Monterey, CA 93940 Proxy materials are available on our website at graniteconstruction.com or upon written request to:

Investor Relations
Granite Construction Incorporated
Box 50085
Watsonville, CA 95077-5085

DIVIDEND POLICY

The company has declared a quarterly cash dividend of $0.13 per share of common stock payable on April 15, 2013, to shareholders of record as of March 29, 2013. Declaration and payment of dividends are at the sole discretion of the company's Board of Directors, subject to limitations imposed by Delaware law, and will depend on the company's earnings, capital requirements, financial condition, and other such factors as the Board deems relevant

ELECTRONIC DEPOSIT OF DIVIDENDS

Registered holders may have their quarterly dividends deposited to their checking or savings account free of charge. Call Computershare at (877) 520-8549 for U.S. residents, or (732) 491-0616 for non U.S. residents to enroll.

COMPANY CONTACT

Jacqueline B. Fourchy
Vice President of Investor Relations and
Corporate Communications
(831) 761-4741
Jacque.Fourchy@gcinc.com

REGISTRAR AND TRANSFER AGENT

Computershare
250 Royall Street
Canton, MA 02021
(877) 761-4741 (U.S.)
(732) 491-0616 (non U.S.)

FORM 10-K

A copy of the company's Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available free of charge on our website or upon written request to:

Investor Relations
Granite Construction Incorporated
Box 50085
Watsonville, CA 95077-5085

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA 94111

CERTIFICATIONS

Granite's Chief Executive Officer (CEO) and Chief Financial Officer have each submitted certifications concerning the accuracy of financial and other information in Granite's Annual Report on Form 10-K, as required by Section 302(a) of the Sarbanes-Oxley Act of 2002.

After our 2013 Annual Meeting of Shareholders, we intend to file with the New York Stock Exchange (NYSE) the CEO certification regarding our compliance with the NYSE's corporate governance listing standards as required by NYSE Rule 303A.12(a). Last year's certification was filed on June 15, 2012.

GRANITE™

Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076
(831) 724-1011

www.graniteconstruction.com




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